Exhibit 2

NUR MACROPRINTERS LTD.

Notice of a Special General
Meeting of Shareholders
and Proxy Statement

Thursday, April 17, 2005
at 10:00 a.m. Israel Time
12 Abba Hillel Silver Street
Lod, Northern Industrial Park
Israel

NUR MACROPRINTERS LTD.
12 Abba Hillel Silver Street
Lod, Northern Industrial Park
Israel

NOTICE OF A SPECIAL GENERAL MEETING OF SHAREHOLDERS
To be held on April 17, 2005
10:00 a.m.

          To Our Shareholders:

          A special general meeting of shareholders of NUR Macroprinters Ltd. (referred hereinafter as “NUR” or the “Company”) will be held at our offices at 12 Abba Hillel Silver Street, Lod, Northern Industrial Park, Israel on April 17, 2005, at 10:00 a.m., Israel time, and thereafter as it may be adjourned from time to time (the “meeting”), to obtain approval for the following proposals:

1.       To approve the terms of a private placement to investors of $10 million of the Company’s ordinary shares, nominal value NIS 1.0 each (the “ordinary shares”) and warrants to purchase ordinary shares, pursuant to the terms of that certain Share Purchase Agreement dated as of December 29, 2004, as amended by Amendment No. 1 dated as of March 21, 2005, and the transactions contemplated by the Share Purchase Agreement;

2.       To approve the terms of that certain Debt Restructuring Agreement dated as of March 21, 2005 by and among the Company and its three lender banks, including the issuance by the Company to the lender banks, of ordinary shares and warrants to purchase ordinary shares and the transactions contemplated by the Debt Restructuring Agreement;

3.       To approve the Voting Agreement dated as of January 23, 2005, as amended, suspended and superseded by the Voting Trust Agreement dated as of March 7, 2005, including a grant by the Company to Dan Purjes of a five-year warrant to purchase 3,000,000 ordinary shares at $0.75 per share contemplated by the Voting Trust Agreement;

4.       To approve remuneration to the Acting Chairman of the Board of Directors, including a grant of options to purchase ordinary shares;

5.       To amend the Company’s Amended and Restated Articles of Association and Memorandum of Association in order to increase the Company’s authorized share capital by NIS 70,000,000 divided into 70,000,000 ordinary shares, so that following the increase the Company’s authorized share capital will be NIS 120,000,000 divided into 120,000,000 ordinary shares; and

6.       To act upon any other matters that may properly come before the meeting or any adjournment(s) thereof.

i

          The Board of Directors believes that the proposed private placement and the debt restructuring agreement represent the best opportunity available to enable NUR to continue as a going concern and represent the only opportunity for the shareholders to have a continuing financial interest in NUR’s future. Receipt of the funds from the private placement and restructuring of existing bank debt is essential in order for NUR to continue as a viable company.

          The private placement and the debt restructuring will significantly dilute your shareholding. However, if shareholders do not approve the proposals necessary to secure the proposed investment and debt restructuring, NUR may be compelled to cease its operations entirely and the Company’s independent auditor would likely classify the entire outstanding bank debt as short-term debt on the Company’s financial statements for the year ended December 31, 2004, requiring the audit report to be qualified by a going-on concern opinion. Under such circumstances the Company will not meet the minimum stockholders’ equity requirement pursuant to Nasdaq Marketplace Rule 4320(e)(2)(B) and it would voluntarily seek that its ordinary shares cease to be quoted on the Nasdaq SmallCap Market. If our Company is forced to liquidate, all proceeds will likely go to our secured lenders. Holders of ordinary shares likely would not receive any recovery whatsoever; your existing shares would become worthless.

          Our Board of Directors recommends that you vote in favor of the foregoing proposals, all of which are more fully described in the accompanying Proxy Statement.

          The Company’s Board of Directors has fixed the close of business on March 17, 2005, as the date (the “Record Date”) for determining the holders of record of ordinary shares entitled to notice of, and to vote at, the meeting. Only shareholders of record at the close of business on the Record Date are entitled to notice of, and to vote at, the meeting or any adjournments.

          The Company expects to mail the Proxy Statement and the accompanying form of proxy attached hereto, to shareholders of record (as determined above) on or about March 23, 2005.

          You are cordially invited to attend the meeting. Whether or not you plan to be present at the meeting and regardless of the number of ordinary shares you own, you are requested to complete and return the enclosed proxy, which is solicited by the Company’s Board of Directors, and mail it promptly in the accompanying envelope, so that your votes may be recorded. Under the Company’s Amended and Restated Articles of Association, your proxy must be received by 10:00 a.m., Israel time, on April 15, 2005, to be counted for the meeting. If you attend the meeting, you may revoke your proxy and vote your shares in person. If you are present at the meeting and desire to vote in person, you may revoke your appointment of proxy at the meeting so that you may vote your shares personally.

By Order of the Board of Directors,

/s/ Robert F. Hussey

Robert F. Hussey
Acting Chairman of the Board

ii

NUR MACROPRINTERS LTD.
12 Abba Hillel Silver Street
Lod, Northern Industrial Park
Israel

PROXY STATEMENT FOR A SPECIAL GENERAL MEETING OF SHAREHOLDERS
To be held on April 17, 2005
10:00 a.m.

          The special general meeting of shareholders of NUR Macroprinters Ltd. will be held on Thursday, April 17, 2005 at our offices, located at 12 Abba Hillel Silver Street, Lod, Northern Industrial Park, Israel, at 10:00 a.m., Israel time (the “meeting”). The enclosed form of proxy is solicited by our Board of Directors for use at the meeting and at any adjournments of the meeting.

          The proxy materials are being mailed to shareholders on or about March 23, 2005. The attachments hereto do not form a part of the proxy solicitation materials.

          As used in this proxy statement, the terms “NUR,” the “Company,” and “we” each refer to NUR Macroprinters Ltd. and includes its subsidiaries, unless the context otherwise requires.

INFORMATION ABOUT THE MEETING

Q:	Why am I receiving these materials?

A:

The Company, at the direction of its Board of Directors (the “Board”), is providing these proxy materials to holders of ordinary shares, NIS 1.0 nominal value (the “ordinary shares”), in anticipation of the meeting, which will take place on April 17, 2005. The Company is required to obtain the approval of its shareholders for the proposed private placement, debt restructuring agreement, voting trust agreement and the amendments to the Company’s charter documents.

Q:	What information is contained in these materials?

A:	•	A description of the proposals to be voted on at the meeting; and

	•	A description of the voting process.

Also enclosed is:

	•	a proxy card with a return, pre-paid and addressed envelope; and
	•	a copy of the 1998 Stock Option Plan for Non-Employee Directors, as amended on August 2004.
	•	a copy of the Share Purchase Agreement dated as of December 29, 2004.

• a copy of the Amendment No. 1 to Share Purchase Agreement dated as of March 21, 2005.
• a copy of the Debt Restructuring Agreement with the lender banks dated as of March 21, 2005.
• A copy of the Voting Trust Agreement dated as of March 7, 2005.

Q:	What am I being asked to vote on?

A:	We are seeking approval of the following five proposals.

•

PROPOSAL 1 We are seeking shareholder approval of the terms of a private placement, which will provide $10 million of new funds, and which requires the issuance and sale by NUR to Inspire Investments Ltd. (“Inspire”) and certain other entities (together, the “Inspire Investors”) of 15,384,615 ordinary shares at a purchase price per share of $0.65 and warrants to purchase up to an additional 15,384,615 ordinary shares at an exercise price of $0.75. The transaction is referred to throughout this proxy statement as the Private Placement;

•

PROPOSAL 2  We are seeking shareholder approval of the terms of a debt restructuring agreement, pursuant to which Bank Hapoalim B.M., Bank Leumi le Israel B.M. and Israel Discount Bank Ltd. (collectively referred hereinafter as the “lender banks”) would convert an aggregate of $5 million of NUR’s outstanding bank debt into 5,000,000 ordinary shares (reflecting a price per ordinary share of $1), and would convert an aggregate of $10 million of NUR’s outstanding debt into warrants to purchase for no consideration an aggregate of 20,000,000 ordinary shares (reflecting a price per ordinary share underlying each warrant of $0.50). The transaction is referred to throughout this proxy statement as the Debt Restructuring;

•

PROPOSAL 3  We are seeking shareholder approval for the grant to Dan Purjes, a former Director and former Chairman of the Board, and the owner of approximately 30% of NUR’s ordinary shares, of a five-year warrant to purchase 3,000,000 ordinary shares at $0.75 per share in consideration for his agreement to enter into the (a) voting agreement dated as of January 23, 2005, coupled with an irrevocable proxy, as amended, suspended and superseded by (b) a voting trust agreement dated as of March 7, 2005 under which voting control of all shares owned by Mr. Purjes and his family and affiliates will be controlled by an independent trustee who will vote those securities proportionally according to the votes cast by NUR’s other shareholders on any matter submitted to a shareholder vote;

• PROPOSAL 4 We are seeking shareholder approval for remuneration to the Acting Chairman of the Board of Directors, including the grant by the Company of options to purchase ordinary shares; and

•

PROPOSAL 5  We are seeking shareholder approval for an amendment to the Company’s Amended and Restated Articles of Association and Memorandum of Association increasing the Company’s authorized share capital by NIS 70,000,000 divided into 70,000,000 ordinary shares, so that following the amendment the Company’s authorized share capital will be NIS 120,000,000 divided into 120,000,000 ordinary shares.

The Private Placement (PROPOSAL 1) is conditioned upon the completion of the Debt Restructuring (PROPOSAL 2). In turn, the Debt Restructuring is conditioned upon the completion of the Private Placement.

Q:	Why is the Company seeking to complete the Private Placement and Debt Restructuring?

From 1996 to 2000, the Company’s annual revenues grew from $17 million to $120 million, and NUR was focused principally on digital printers for both machines and consumables sales.  In 2001, NUR experienced a challenging year as a result of a general economic slow down, resulting in a decline in advertising spending.  As a result, NUR’s sales declined from 2001 until mid-2003.

In April 2003, the Board recruited a new President and Chief Executive Officer, who quickly recruited a new senior management team with executives from within the technology sector experienced in growing revenue and effecting successful business turnarounds. New additions at the senior executive level included the Chief Financial Officer, Chief Operation Officer, the Vice President of Operations, and the Vice President of Research and Development, as well as two out of three managing directors of the Company’s major subsidiaries.

The Company has made a significant progress over the past six quarters, initially by stabilizing NUR’s financial position and then by strengthening NUR’s business and operations on several fronts, including by achieving revenue growth, returning the Company to profitability in the second calendar quarter of 2004 for the first time in three years, reducing operating expenses and losses, and through balance sheet enhancements, process improvements and new financing arrangements.

Notwithstanding the progress that NUR has made since mid-2003, the Company continues to face two challenges: attracting new capital and restructuring its bank debt.  The Private Placement and the Debt Restructuring (each of which transaction is conditioned upon successful completion of the other) are intended to address these challenges.

During the fourth calendar quarter of 2004 it became apparent to the Company that it required a substantial new equity investment. However, given the Company’s indebtedness and prevailing market conditions, it became clear that it would not be possible to complete a new financing without restructuring the Company’s existing bank debt. The Company’s senior management presented the Chairman of the Board, the Chairman of the Audit Committee, as well as other members of the Board, with a plan for attracting additional financing and restructuring the Company’s debt. On October 26, 2004, the Company approached its lender banks with its proposed plan.

Following several meetings with the lender banks held in October and November 2004, the lender banks made it very clear that as a pre-condition to any restructuring discussions, the Company must complete an equity financing, which would provide it with significant additional cash.

The Company immediately approached several potential candidates. The Company found Inspire’s offer to be the most suitable in terms of price, deal structure and time frame.

Following execution of the Share Purchase Agreement with Inspire, NUR informed the lender banks that it had obtained a commitment for additional new financing that met the financing pre-condition. NUR also extended a proposal to the lender banks to restructure and reschedule the Company’s outstanding debt.

Receipt of the funds from the Private Placement and the completion of the Debt Restructuring are essential to permit NUR to continue as a viable company.  We believe that the Private Placement and the Debt Restructuring represent the best opportunity available to enable existing holders of ordinary shares to have a continuing financial interest in NUR’s future. If the shareholders do not approve the Private Placement and the Debt Restructuring the Company’s independent auditor would likely classify the entire outstanding bank debt as short-term debt on the Company’s financial statements for the year ended December 31, 2004, requiring the audit report to be qualified by a going-on concern opinion. Under such circumstances the Company will not meet the minimum stockholders’ equity requirement pursuant to Nasdaq Marketplace Rule 4320(e)(2)(B) and it would voluntarily seek that its ordinary shares cease to be quoted on the Nasdaq SmallCap Market.

Q:	Why is NUR seeking shareholder approval of the Private Placement and the Debt Restructuring?

A:

(1) Condition to Closing. NUR is required to seek and obtain shareholder approval as a condition to closing the Private Placement pursuant to the Share Purchase Agreement dated as of December 29, 2004 between NUR and Inspire (the “Share Purchase Agreement”), as amended by Amendment No. 1 to Share Purchase Agreement dated as of March 21, 2005. Copies of the Share Purchase Agreement and the Amendment No. 1 to Share Purchase Agreement are attached as Exhibit B and Exhibit C, respectively. NUR is required to seek and obtain shareholder approval as a condition to closing of the Debt Restructuring under the terms of the Debt Restructuring Agreement dated as of March 21, 2005 between NUR, Bank Hapoalim B.M., Bank Leumi le Israel B.M. and Israel Discount Bank Ltd. (the “Debt Restructuring Agreement”). A copy of the Debt Restructuring Agreement is attached as Exhibit D.

(2) A Transaction Representing a Change of Control. NUR is subject to the Nasdaq’s Marketplace Rules as a result of its shares being listed for trading on The Nasdaq SmallCap Market. Marketplace Rule 4350(i)(1)(B) requires that a company seek shareholder approval prior to the issuance or potential issuance of securities that will result in a change of control (based on certain criteria and presumptions established by Nasdaq).

Based on the shares outstanding as of March 1, 2005, following the closing of the Private Placement and the Debt Restructuring, and the grant of a warrant to Dan Purjes to purchase 3,000,000 ordinary shares:

•

The ordinary shares to be issued to Inspire in the Private Placement would constitute 33.02% of the issued share capital of the Company (16.69% on a fully diluted basis). The ordinary shares underlying the warrant to be granted to Inspire in the Private Placement would constitute 33.02% of the issued share capital of the Company (16.69% on a fully diluted basis);

•

The ordinary shares to be issued to the lender banks in the Debt Restructuring would constitute 10.73% of the issued share capital of the Company (5.43% on a fully diluted basis). The ordinary shares underlying the warrants to be granted to the lender banks in the Debt Restructuring would constitute 42.93% of the issued share capital of the Company (21.70% on a fully diluted basis); and

•

The ordinary shares underlying the warrant to be granted to Mr. Purjes in consideration for his agreement to enter the Voting Trust Agreement would constitute 6.43% of the issued share capital of the Company (3.25% on a fully diluted basis).

Consequently, the Company believes that completion of the Private Placement would constitute a “change of control” under Marketplace Rule 4350(i)(1)(B) and, therefore, seeks shareholder approval of the Private Placement.

(3) An issuance of ordinary shares in excess of 20% of the ordinary shares outstanding at a discount.Nasdaq Marketplace Rule 4350(i)(1)(D) requires that a listed company seek shareholder approval if it proposes to issue shares constituting more than 20% of its outstanding share capital at a price that is less than the greater of the market value or the book value of the shares.

As of March 1, 2005:

•

The ordinary shares to be issued to Inspire would constitute 58.71% of the issued share capital of the Company before the issuance thereof (46.09% on a fully diluted basis). Assuming (1) the closing of the Private Placement, (2) the closing of the Debt Restructuring, and (3) the grant of a warrant to Dan Purjes to purchase 3,000,000 ordinary shares as described in PROPOSAL 3, the ordinary shares to be issued at the closing of the Private Placement to Inspire would constitute 33.02% of the issued share capital of the Company (16.69% on a fully diluted basis). The purchase price per share to be paid by Inspire in the Private Placement is $0.65, which was 11 cents (or 14.47%) below the closing bid price of NUR’s ordinary shares on December 28, 2004 (the day prior to the day that NUR and Inspire entered into the Share Purchase Agreement);

•

The ordinary shares underlying the warrant to be granted to Inspire would constitute 58.71% of the issued share capital of the Company before the grant thereof (46.09% on a fully diluted basis). Assuming (1) the closing of the Private Placement, (2) the closing of the Debt Restructuring, and (3) the grant of a warrant to Dan Purjes to purchase 3,000,000 ordinary shares, the ordinary shares underlying the warrants to be granted to Inspire would constitute 33.02% of the issued share capital of the Company (16.69% on a fully diluted basis). The exercise price per ordinary share to be paid by Inspire in connection with the warrants is $0.75, which was 1 cent (or 1.31%) below the closing bid price of NUR’s ordinary shares on December 28, 2004;

•

The ordinary shares to be issued to the lender banks would constitute 19.08% of the issued share capital of the Company before the issuance thereof (14.98% on a fully diluted basis). Assuming (1) the closing of the Private Placement, (2) the closing of the Debt Restructuring, and (3) the grant of a warrant to Dan Purjes to purchase 3,000,000 ordinary shares, the ordinary shares to be issued at the closing of the Debt Restructuring to the lender banks would constitute 10.73% of the issued share capital of the Company (5.43% on a fully diluted basis). The price per ordinary share reflected in the issuance of ordinary shares to the lender banks in the Debt Restructuring is $1.00, which was 39 cents (or 63.93%) above the closing bid price of NUR’s ordinary shares on March 18, 2005 (three days prior to the day that NUR and the lender banks entered into the Debt Restructuring Agreement);

•

The ordinary shares underlying the warrants to be granted to the lender banks would constitute 76.33% of the issued share capital of the Company before the grant thereof (59.92% on a fully diluted basis). Assuming (1) the closing of the Private Placement, (2) the closing of the Debt Restructuring, and (3) the grant of a warrant to Dan Purjes to purchase 3,000,000 ordinary shares, the ordinary shares underlying the warrants to be granted to the lender banks would constitute 42.93% of the issued share capital of the Company (21.70% on a fully diluted basis). The price per ordinary share reflected in the warrants is $0.50, which was 11 cents (or 18.03%) below the closing bid price of NUR’s ordinary shares on March 18, 2005;

•

The ordinary shares underlying the warrant to be granted to Dan Purjes would constitute 11.44% of the issued share capital of the Company before the grant thereof (8.98% on a fully diluted basis). Assuming (1) the closing of the Private Placement, (2) the closing of the Debt Restructuring, and (3) the grant of a warrant to Dan Purjes to purchase 3,000,000 ordinary shares, the ordinary shares underlying the warrant to be granted to Mr. Purjes would constitute 6.43% of the issued share capital of the Company (3.25% on a fully diluted basis). The exercise price per ordinary share to be paid by Dan Purjes in connection with the warrant is $0.75, which was 17 cents (or 29.31%) above the closing bid price of NUR’s ordinary shares on March 4, 2005 (three days prior to the day that NUR and Dan Purjes entered into the Voting Trust Agreement);

•

The ordinary shares to be issued to Inspire and the lender banks, in the aggregate, would constitute 77.79% of the issued share capital of the Company before the issuance thereof (61.07% on a fully diluted basis). Assuming (1) the closing of the Private Placement, (2) the closing of the Debt Restructuring, and (3) the grant of a warrant to Dan Purjes to purchase 3,000,000 ordinary shares, the ordinary shares to be issued to Inspire and the lender banks, in the aggregate, would constitute 43.76% of the issued share capital of the Company (22.13% on a fully diluted basis); and

•

The ordinary shares underlying the warrants to be granted to Inspire, the lender banks and Dan Purjes, in the aggregate, would constitute 146.48% of the issued share capital of the Company before the grant thereof (114.99% on a fully diluted basis). Assuming (1) the closing of the Private Placement, (2) the Debt Restructuring, and (3) the grant of a warrant to Dan Purjes to purchase 3,000,000 ordinary shares, the ordinary shares underlying the warrants to be granted to Inspire, the lender banks and Dan Purjes, in the aggregate, would constitute 82.38% of the issued share capital of the Company (41.64% on a fully diluted basis).

Since each transaction if considered on its own, and the transactions if considered in the aggregate, would represent private placements requiring shareholder approval pursuant to Marketplace Rule 4350(i)(1)(D), the Company is seeking shareholder approval in connection with PROPOSAL 1, PROPOSAL 2 and PROPOSAL 3.

Q:	Why is the Company entering into the Voting Agreement and the Voting Trust Agreement?

A:

As a pre-condition to entering into the Share Purchase Agreement, Inspire required that Dan Purjes enter into a voting agreement or an irrevocable proxy pursuant to which Mr. Purjes’ shares would be voted with Inspire. Mr. Purjes, a former Director and former Chairman of the Board, owns approximately 30% of NUR’s ordinary shares. In order to induce Mr. Purjes to enter into a voting agreement with Inspire, or grant an irrevocable proxy to Inspire, Inspire agreed that it would transfer to Dan Purjes 3,000,000 of the warrants being granted to Inspire by the Company upon closing of the Private Placement.

Mr. Purjes and Inspire were not able to reach an agreement. In order to induce Inspire to enter into the Share Purchase Agreement, the Company entered into a voting agreement, coupled with an irrevocable proxy, with Dan Purjes, dated as of January 23, 2005 and referred to throughout this proxy statement as the Voting Agreement.

As a result of concerns raised by Nasdaq with the Company, the Company and Mr. Purjes entered into a voting trust agreement dated as of March 7, 2005 that amends, suspends and supersedes the Voting Agreement and referred to throughout this proxy statement as the Voting Trust Agreement.

Under the terms of the Voting Trust Agreement, Mr. Purjes agreed to place shares beneficially owned by him and by his family and affiliates into a voting trust. As a result, voting control of all shares owned by Mr. Purjes, his family and affiliates will be controlled by New York Private Bank & Trust Company, an independent trustee, who will vote those securities proportionally according to the votes cast by NUR’s other shareholders on any matter submitted to a shareholder vote.

In consideration of Mr. Purjes entering into the Voting Trust Agreement, NUR will grant to Mr. Purjes a five-year warrant to purchase 3,000,000 ordinary shares at $0.75 per share. If the shareholders do not approve the grant, the Voting Trust Agreement and the Voting Agreement will terminate automatically and NUR’s ordinary shares will immediately cease to be quoted on the Nasdaq SmallCap Market.

Q:	Why is NUR seeking shareholder approval of the Voting Agreement and Voting Trust Agreement?

A:	Compliance with Israel’s Companies Law

The Israeli Companies Law, 1999 (the “Companies Law”) provides that an extraordinary transaction of a publicly traded company with its controlling person or an extraordinary transaction of a publicly traded company with a person in which the controlling person has a personal interest, including a private placement which is an extraordinary transaction, requires the approval of the company’s audit committee, board of directors and shareholders, in that order.

An “extraordinary transaction” is defined by the Companies Law as a transaction that is not in the ordinary course of business, a transaction that is other than at arms’ length, or a transaction that may have a material effect on the profitability, assets or liabilities of the company.

A “controlling person” is defined by the Companies Law as a person or entity that has the ability to direct the actions of the company (other than such an ability that derives solely from a position as a director or officer), and including in particular the ability to nominate more than half of the directors or the ability to appoint the chief executive officer of the company. A person who holds at least 25% of the voting power is deemed to be a controlling person, unless another person holds more than 50% of the voting power. The Companies Law aggregates the holdings of all persons who have a personal interest in a transaction to determine whether there is a controlling person.

Mr. Purjes currently beneficially owns approximately 30% of the ordinary shares and is a former Director and former Chairman of the Board. He may be deemed to have a personal interest in the Voting Agreement and the Voting Trust Agreement. The Voting Agreement and the Voting Trust Agreement are described in a greater detail under PROPOSAL 3. Under the Companies Law, Mr. Purjes may be deemed to have “control” over the Company. Therefore, pursuant to the Companies Law, approval of this proposal requires, in addition to the affirmative vote of the majority of the shares voted at the meeting, that either:

(1)

the votes in favor of this resolution include at least one third of the votes of participating shareholders (not counting abstaining votes) who do not have a Personal Interest (as defined in the Companies Law) in the approval of the resolution; or

(2) the aggregate votes of the opposing shareholders, who do not have such Personal Interest, represent less than 1% of the Company’s outstanding share capital.

Pursuant to the Companies Law, a “Personal Interest” is a personal interest in the engagement contemplated by this resolution, including the interest of certain family relatives and of corporations affiliated to any person having such interest.

Each shareholder voting on this proposal is required, as a condition to having his/her vote counted, to indicate on the proxy if he/she has a “Personal Interest” in the approval of this proposal. Each shareholder should seek legal counsel as to whether such shareholder has a “Personal Interest” for the purpose herein.

The Audit Committee and the Board approved the arrangement with Mr. Purjes on March 2, 2005 and March 8, 2005, respectively.

Q:	How does NUR’s Board of Directors recommend that I vote on the proposals?

A:	NUR’s Board recommends that you vote your shares:

	•	“FOR” the Private Placement;

	•	“FOR” the Debt Restructuring;

	•	“FOR” the Voting Agreement and the Voting Trust Agreement;

	•	“FOR” the remuneration to the Acting Chairman of the Board of Directors, including the grant of options to purchase ordinary shares; and

•

“FOR” the amendment of the Company’s Amended and Restated Articles of Association and Memorandum of Association in order to increase the Company’s authorized share capital by NIS 70,000,000 divided into 70,000,000 ordinary shares, so that following the increase the Company’s authorized share capital will be NIS 120,000,000 divided into 120,000,000 ordinary shares.

Q:	Who is entitled to vote at the meeting?

A:

Only holders of record of ordinary shares at the close of business on March 17, 2005 are entitled to notice of and to vote at the meeting. We refer to this date as the “Record Date.”  As of the Record Date, the Company had 26,205,681 ordinary shares outstanding. Each ordinary share is entitled to one vote.

Joint holders of ordinary shares should take note that, pursuant to Article 27.6 of the Company’s Amended and Restated Articles of Association, the right to vote at the meeting shall be conferred exclusively upon the senior among the joint owners attending the meeting, in person or by proxy, and for this purpose, seniority shall be determined by the order in which the names appear in the Company’s register of shareholders.

Q:	Is cumulative voting permitted?

A:	No.The Company’s Amended and Restated Articles of Association do not provide for cumulative voting. Each ordinary share is entitled to one vote on each matter to be voted on at the meeting.

HOW TO VOTE YOUR SHARES

Q:	How can I vote my shares?

A:	You may vote by one of the following two ways:

	•	Mail. You may vote by mail by signing the enclosed proxy card and mailing it in the enclosed, prepaid and addressed envelope.

•

In person at the meeting. Written ballots will be passed out to anyone who is eligible and wants to vote at the meeting. If you hold your shares in “street name” (i.e., through a broker, bank or other nominee), you must request a legal proxy from your broker or other nominee before the meeting to vote at the meeting. See “What is the difference between holding shares as a shareholder of record and as a beneficial owner?” below.

Q:	How are my votes cast when I sign and return a proxy card?

A:

When you sign the proxy card, you appoint David Amir, our President and Chief Executive Officer, and David Seligman, our Chief Financial Officer, as your representatives at the meeting. One of Messrs. Amir or Seligman will vote your shares at the meeting as you have instructed on the proxy card.

A form of proxy for use at the meeting and a return envelope for the proxy are enclosed. Upon the receipt of a properly signed and dated proxy in the form enclosed, which is received in time and not revoked prior to the meeting, one of Messrs. Amir or Seligman will vote the ordinary shares represented thereby at the meeting in accordance with the instructions indicated on the proxy. In accordance with the Company’s Amended and Restated Articles of Association, your proxy must be received by the Company by 10:00 a.m., Israel time, on April 15, 2005 in order to be counted at the meeting. The Company knows of no other matters to be submitted at the meeting other than as specified in the Notice of A Special General Meeting of Shareholders included with this Proxy Statement. If any other business is properly brought before the meeting, however, it is the intention of the person(s) named as proxies to vote in respect thereof in accordance with their best judgment.

Even if you plan to attend the meeting, it is a good idea to complete, sign and return your proxy card in advance of the meeting in case your plans change. This way, your shares will be voted whether or not you actually attend the meeting.

Q:	What is the difference between holding shares as a shareholder of record and as a beneficial owner?

A:

Many NUR shareholders hold their shares through a stockbroker, bank or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and shares owned beneficially.

Shareholder of Record

If your shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company of New York, New York, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly to NUR or to vote in person at the meeting. NUR has enclosed a proxy card and a pre-paid and addressed envelope.

Beneficial Owner

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of those shares. The shares held by a stock brokerage account or by a bank or other nominee are said to be held in street name. If your shares are held in street name, these proxy materials are being forwarded to you by your broker or nominee who is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct your broker on how to vote your shares for the meeting. You also are invited to attend the meeting. However, since you are not the shareholder of record, you may not vote these shares in person at the meeting, unless you obtain a signed proxy from the record holder (i.e., your broker, bank or other nominee) giving you the right to vote the shares. Your broker or nominee has enclosed a voting instruction card for you to use in directing the broker or nominee regarding how to vote your shares.

Q:	How can I vote my shares without attending the meeting?

A:

Whether you hold shares directly as the shareholder of record or beneficially in street name, you may direct your vote without attending the meeting by completing and mailing your proxy card or voting instruction card in the enclosed prepaid and addressed envelope. Please refer to the enclosed materials for details.

Q:	How can I vote my shares in person at the meeting?

A:

Shares held directly in your name as the shareholder of record may be voted in person at our meeting. If you choose to do so, please bring the enclosed proxy card or proof of identification. Even if you plan to attend the meeting, NUR recommends that you vote your shares in advance as described below so that your vote will be counted if you later decide not to attend our meeting.

Shares held in street name may be voted in person by you only if you obtain a signed proxy from the record holder (i.e., your broker, bank or other nominee) giving you the right to vote the shares.

Q:	Can I change my vote?

A:

Yes. You may change your proxy instructions at any time prior to the vote at the meeting. You may accomplish this be entering a new vote or by granting a new proxy card or new voting instruction card bearing a later date (which automatically revokes the earlier proxy) or by attending the meeting and voting in person. Attendance at the meeting will not cause your previously granted proxy to be revoked unless you specifically so request. There will be no double counting of votes.

Q:	Can I revoke my proxy?

A:

Yes. A shareholder may revoke his/her proxy at any time prior to its exercise by notice in writing to the Secretary of the Company, delivered at the Company’s address above, indicating that his/her proxy is revoked, by submitting another proxy with a later date, or by attending the meeting and voting in person. Please note, however, that if a shareholder’s shares are held of record by a broker, bank or other nominee and that shareholder wishes to vote at the meeting, the shareholder must bring a letter from the broker, bank or other nominee confirming that shareholder’s beneficial ownership of shares.

Q:	What does it mean if I receive more than one proxy card?

A:	It means that you have multiple accounts at the transfer agent and/or with brokers. Please sign and return all proxy cards to ensure that all your shares are voted.

ABOUT VOTING PROCEDURE AT THE MEETING

Q:	How many votes do you need to hold the meeting?

A:	Shares are counted as present at the meeting if the holder of those shares either is present and votes in person at the meeting or has properly submitted a proxy card.

To conduct business at the meeting, two or more shareholders must be present, in person or by proxy, representing more than 33 1/3%, or 8,735,227, of the 26,205,681 ordinary shares outstanding as of the Record Date, i.e., a quorum.

Ordinary shares represented in person or by proxy (including broker non-votes and shares that abstain or do not vote with respect to one or more of the matters to be voted upon) will be counted for purposes of determining whether a quorum exists. “Broker non-votes” are shares held in a street name by a bank or brokerage firm that indicates on its proxy that it does not have discretionary authority to vote on a particular matter.

If a quorum is not present, the meeting will be adjourned until a quorum is obtained.

Q:	How will votes be counted?

A:

PROPOSAL 1 (approval of the Private Placement), PROPOSAL 2 (approval of the Debt Restructuring), PROPOSAL 3 (approval of the Voting Agreement and Voting Trust Agreement), PROPOSAL 4 (approval of Remuneration to the Acting Chairman) and PROPOSAL 5 (approval of the amendment increasing the Company’s share capital) require the affirmative vote of a majority (i.e., more than 50%) of the ordinary shares of the Company voted in person or by proxy at the meeting on the matter presented for passage.

PROPOSAL 3 (approval of the Voting Agreement and the Voting Trust Agreement) requires, in addition to the affirmative vote of the majority set forth above, that either (a) the votes in favor of this proposal include at least one third of the votes of participating shareholders (not counting abstaining votes) who do not have a Personal Interest, as such term is defined in the Companies Law, in approving the proposal; or (b) the aggregate votes of the opposing shareholders who do not have a Personal Interest represent less than 1% of the Company’s outstanding share capital.

Abstentions and broker non-votes are each included for purposes of determining the presence or absence of a sufficient number of shares to constitute a quorum for the transaction of business. On all matters considered at the meeting, abstentions and broker non-votes will not be treated as either a vote “for” or “against” the matter. A broker non-vote occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner.

Q:	Is my vote confidential?

A:

Yes. Only the inspector of elections and certain employees of NUR will have access to your proxy card. The inspector of elections will tabulate and certify the vote. Any comments written on the proxy card will remain confidential unless you ask that your name be disclosed.

HOW TO FIND VOTING RESULTS

Q:	Where do I find the voting results of the meeting?

A:

We plan to announce preliminary voting results at the meeting and will publish the final results in a Form 6-K filed with the SEC promptly following the meeting. You may obtain a copy of the Form 6-K through any of the following means:

	•	reviewing our SEC filings under the heading SEC filings within the Investor Relations section of our website at www.nur.com;

	•	reviewing our SEC filings through the SEC’s EDGAR filing system at www.sec.gov;

	•	contacting our Secretary at +972-8-9145526; or

	•	contacting the SEC at (800) SEC-0330 for the location of the nearest public reference room.

PRINCIPAL SHAREHOLDERS, DIRECTORS AND EXECUTIVE OFFICERS

          The following table sets forth certain information regarding the beneficial ownership of the Company’s ordinary shares as of March 1, 2005, by each person known by the Company to be the beneficial owner of more than 5% of the outstanding ordinary shares and the ownership of each director and executive officer of the Company. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of the Company’s knowledge and has been furnished by the beneficial owner.

	Ordinary shares beneficially owned (1)	Percentage of ordinary shares beneficially owned

Dan Purjes(2)	7,879,849	29.36%
United Mizrahi Bank Ltd.(3)	2,945,833	10.99%
Myles Wittenstein(4)	1,994,491	7.53%
Robert F. Hussey	*	*
Lauri A. Hanover	*	*
Koby Shtaierman	*	*
Oded Akselrod	*	*
Tammy Peller	*	*
David Amir	324,237	1.23%
David Seligman	*	*

*	Less than one percent of the outstanding ordinary shares.
(1)

As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security.  For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from March 1, 2005, through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 26,201,514 ordinary shares outstanding as of March 1, 2005.

(2)

According to Amendment No. 5 to Schedule 13-D filed by Mr. Purjes with the SEC on May 16, 2004, Mr. Purjes beneficially owned 7,820,851 ordinary shares of the Company. Following May 16, 2004, the Company issued to Dan Purjes an aggregate of 59,898 ordinary shares in consideration for management services rendered to the Company by Mr. Purjes until December 20, 2004 pursuant to a Terms of Services Agreement dated December 31, 2001. In the aggregate Mr. Purjes is the beneficial owner of 7,879,849 or 29.36% percent of the Company’s ordinary shares, as of March 1, 2005.

(3)

The Investment Corp. of United Mizrahi Bank Ltd. notified the Company that effective as of October 20, 2004 it was merged into United Mizrahi Bank Ltd., an Israeli public company traded on the Tel Aviv Stock Exchange (TASE: Mizrahi).

(4)

According to Schedule 13-G filed by Mr. Wittenstein with the SEC on May 19, 2004, Mr. Wittenstein beneficially owned 1,994,491 ordinary shares of the Company, or 7.53% percent of the Company’s ordinary shares, as of March 1, 2005.

MATTERS SUBMITTED TO SHAREHOLDERS

PROPOSAL 1

APPROVAL OF THE TERMS OF THE PRIVATE PLACEMENT

Preliminary Note

          On December 22, 2004, the Company received a notice from Nasdaq Listing Qualifications (the “Staff”) indicating that the Company’s ordinary shares would be delisted from the Nasdaq SmallCap Market at the opening of business on December 31, 2004 (the “Delisting Notice”) due to the Company’s failure to comply with the minimum $2.5 million stockholders’ equity requirement for continued listing set forth in Marketplace Rule 4320(e)(2)(B). The Company requested a hearing, pursuant to the Nasdaq Marketplace Rules, in order to appeal the Staff’s determination. On January 27, 2005, representatives of the Company appeared before an independent Nasdaq Listing Qualifications hearing panel (the “Panel”) to appeal the Staff’s previously announced decision to delist the Company’s ordinary shares from the Nasdaq SmallCap Market. Requesting the hearing has temporarily stayed the delisting of the Company’s ordinary shares until a decision is rendered by the Panel. If the Company’s appeal is not successful, the Company’s ordinary shares will cease to be quoted on the Nasdaq SmallCap Market and the Company will seek to have its ordinary shares made eligible for trading on the OTC Bulletin Board. There can be no assurance that the Company will be successful in having its ordinary shares made eligible for trading on the OTC Bulletin Board.

          The receipt of the Delisting Notice followed communications between the Company and the Staff regarding the Company’s failure to comply with the minimum stockholders’ equity requirement under Marketplace Rule 4320(e)(2)(B), which requires that an issuer maintain (i) stockholders’ equity of $2.5 million, or (ii) market value of listed securities of $35 million, or (iii) net income from continuing operations of $0.5 million in the most recently completed fiscal year or two or the last three most recently completed fiscal years.

          On December 14, 2004, the Company submitted a response to communications received from the Staff regarding its compliance with Marketplace Rule 4320(e)(2)(B). In its response, the Company stated that it anticipates net income from continuing operations of between $0.5 million and $0.8 million for the fourth quarter ending December 31, 2004. The Company also informed the Staff that, after taking into account certain non-equity expenses, it anticipates that stockholders’ equity will be above $2.5 million at December 31, 2004.

          The Staff noted in the Delisting Notice that the Company had not included definitive documentation to substantiate its statement regarding profitability in the fourth quarter of 2004 other than its publicly released projections. The Staff also noted the Company’s history of losses and the Company’s previous non-compliance with the Marketplace Rule 4320(e)(2)(B). In this regard, the Staff noted that the Company had previously been notified of its non-compliance with Marketplace Rule 4320(e)(2)(B) by letter dated March 24, 2004 (the Company subsequently regained compliance and the matter was closed).

          On February 2, 2005, the Company announced that it was considering discontinuing its Salsa product line due to diminished customer demand in order to optimize its current and future product lines. The discontinuation of this product line is expected to result in a write-off of excess inventories and good-will associated with this product line. In addition, the Company also is evaluating some of its estimates regarding account receivables with respect to which the Company has pursued legal and other means of collection. While the actual amount of the write-off associated with inventory, accounts receivables and other assets has not yet been finally determined, NUR expects that the amount of these special charges will be between $13 and $18 million.

          The Company believes that the increase in shareholders’ equity that would result from consummation of the Private Placement described in PROPOSAL 1 and the Debt Restructuring described in PROPOSAL 2, will, following the expected write-offs mentioned above, permit the Company to meet and sustain compliance with the continued listing requirements of The Nasdaq SmallCap Market.

Background

          During the fourth calendar quarter of 2004 it became apparent to the Company that its financial condition required substantial additional financing. However, the Company’s considerable indebtedness and prevailing market conditions dictated that it would be impossible to attract new financing, without restructuring its bank debt.

          The Company’s senior management presented the Chairman of the Board, the Chairman of the Audit Committee, as well as other members of the Board, with a plan to attract new financing and restructure the Company’s debt. On October 26, 2004, the Company approached the lender banks with a proposed plan.

          Following several meetings with the lender banks held in October 2004 and November 2004, the lender banks made it very clear that as a pre-condition to any discussion regarding debt restructuring, the Company must complete an equity financing, which would provide significant additional cash.

          The Company immediately approached several potential candidates for an equity investment. The Company found Inspire’s offer to be the most suitable in terms of price, deal structure and time frame.

Share Purchase Agreement

          On December 29, 2004, the Company entered into a Share Purchase Agreement for the sale of ordinary shares to Inspire and certain other entities to be identified on the closing in the schedule of investors to the Share Purchase Agreement (i.e., the Inspire Investors). On March 21, 2005, the Company and Inspire amended the Share Purchase Agreement. The transaction is subject to the closing conditions set forth in the Share Purchase Agreement, as amended, which include obtaining shareholder approval. Key terms of the Share Purchase Agreement, as amended, are as follows:

•

The Company will sell 15,384,615 ordinary shares (the “Inspire Shares”) to the Inspire Investors, for an aggregate purchase price of $10 million. The purchase price per share is $0.65, which was lower than the closing bid price of our ordinary shares on December 28, 2004 (the day prior to date on which the Share Purchase Agreement was executed).

•

The Inspire Investors also will receive warrants to purchase up to 15,384,615 ordinary shares at an exercise price of $0.75 per share (the “Inspire Warrants”). If the Company does not enter into the Debt Restructuring Agreement on or before the closing of the Private Placement and the Inspire Investors waive such closing condition requirement, the Company will issue to the Inspire Investors warrants to purchase only up to 4,200,000 ordinary shares. The Inspire Warrants will have a five-year term. However, the exercise price of the Inspire Warrants will be reduced to $0.55 per share if the Company’s ordinary shares cease to be quoted on the Nasdaq SmallCap Market within six months of the closing of the Private Placement unless such delisting would occur due to a technical mistake and it would be reversed within two (2) trading days thereafter. If the Company’s ordinary shares cease to be quoted on the Nasdaq SmallCap Market within six (6) months from the Closing for any reason other than a technical mistake and the delisting is reversed within two (2) trading days thereafter, the exercise price per share will remain $0.75 provided that the ordinary shares will continue to be quoted on the Nasdaq SmallCap Market for at least six (6) months after the shares are reinstated for trade on the Nasdaq SmallCap Market.

•	Assuming (1) the closing of the Private Placement, (2) the closing of the Debt Restructuring, and (3) the grant of a warrant to Dan Purjes to purchase 3,000,000 ordinary shares:

•

The Inspire Shares represent 33.02% of the Company’s issued share capital (or 16.69% on a fully diluted basis). The ordinary shares underlying the Inspire Warrants (the “Inspire Warrant Shares”) represent 33.02% of the Company’s issued share capital. The Inspire Shares and the Inspire Warrant Shares collectively will represent 33.39% of the Company’s issued and outstanding share capital on a fully diluted basis.

•

The ordinary shares to be issued to the lender banks represent 10.73% of the Company’s issued share capital immediately (or 5.43% on a fully diluted basis). The ordinary shares underlying the warrants to be granted to the lender banks represent 42.93% of the Company’s issued share capital (or 21.70% on a fully diluted basis). The ordinary shares to be issued to the lender banks together with the ordinary shares underlying the warrants to be granted to the lender banks collectively will represent 27.13% of the Company’s issued and outstanding share capital on a fully diluted basis.

	•	The ordinary shares underlying the warrant to be granted to Dan Purjes represent 6.43% of the Company’s issued share capital (or 3.25% on a fully diluted basis).

•

Consummation of the transactions contemplated by the Share Purchase Agreement are subject, in addition to receipt of shareholder approval, to the following additional closing conditions, which may be waived by the Inspire Investors:

	•	completion of due diligence by the Inspire Investors;
	•	receipt of any required regulatory or governmental approvals;
	•	execution by the Company of an agreement with the lender banks restructuring and rescheduling the Company’s outstanding debt;
	•	approval by the lender banks of the Share Purchase Agreement and the transactions contemplated thereby;

	•	the Company’s approval of its audited financial statements for the year ended December 31, 2004; and
	•	approval of the Share Purchase Agreement and the transactions contemplated thereby by the Inspire Investors.

•

The Inspire Shares and the Inspire Warrant Shares to be issued by the Company pursuant to the Share Purchase Agreement, as amended, will be issued pursuant to an exemption from registration under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. Under a Registration Rights Agreement to be signed concurrently with the closing of the transaction, the Company may be required by the Inspire Investors to register for resale the Inspire Shares and the Inspire Warrant Shares.

•	Each of the Company and the Inspire Investors has made representations, warranties and undertakings standard for a transaction of this type.

•

The Company has undertaken to cause its Board to elect, in addition to the existing members of the Board, three nominees proposed by Inspire who will serve as members of the Board effective immediately after consummation of the transaction, and the Company will convene a general meeting of its shareholders in order to elect a new Board that will include these Inspire directors.

•

The Company undertook that during a period ending upon the earlier of: May 1, 2005, or forty-eight hours following the approval of the Company’s audited financial statements for the year ended December 31, 2004, not to solicit, negotiate and/or accept any financing or investment offers by others, or to declare or make any distribution to shareholders or enter into any new interested party transaction without Inspire’s consent.

          Receipt of the funds from the Private Placement is essential if NUR is to continue as a viable company. We believe this proposed investment represents the best opportunity available to enable existing holders of ordinary shares to have a continuing financial interest in NUR’s future.

          This financing will significantly dilute your shareholding.  However, if shareholders do not approve PROPOSAL 1, NUR may be compelled to cease its operations entirely and the Company’s independent auditor would likely be forced to classify the Company’s outstanding debt as short-term debt, requiring a going concern qualification in the report of the independent auditors on the Company’s financial statements for the year ended December 31, 2004. Under such circumstances the Company will not meet the minimum stockholders’ equity requirement pursuant to Nasdaq Marketplace Rule 4320(e)(2)(B) and it would voluntarily seek that its ordinary shares cease to be quoted on the Nasdaq SmallCap Market. If the Company is forced to liquidate, all proceeds will go to our secured lenders. As holders of ordinary shares, you would likely receive no recovery whatsoever, and your existing shares would become worthless.

          The Board approved the terms of the Private Placement at meetings held on December 26, 2004, January 26, 2005, March 8, 2005 and March 21, 2005.

Shareholder Approval

We are seeking shareholder approval of the Private Placement for the following reasons:

(1) Condition to Closing. NUR is required to seek and obtain shareholder approval as a condition to closing the Private Placement pursuant to the Share Purchase Agreement.

(2) A Transaction Representing a Change of Control. NUR is subject to the Nasdaq’s Marketplace Rules as a result of its shares being listed for trading on The Nasdaq SmallCap Market. Marketplace Rule 4350(i)(1)(B) requires that a company seek shareholder approval prior to the issuance or potential issuance of securities that will result in a change of control (based on certain criteria and presumptions established by Nasdaq).

Based on the shares outstanding as of March 1, 2005, following the closing of the Private Placement and the Debt Restructuring, and the grant of a warrant to Dan Purjes to purchase 3,000,000 ordinary shares as described in PROPOSAL 3:

•

The ordinary shares to be issued to Inspire in the Private Placement would constitute 33.02% (33.39% on a fully diluted basis).  The ordinary shares underlying the warrant to be granted to Inspire in the Private Placement would constitute 33.02% of the issued share capital of the Company (16.69% on a fully diluted basis);

•

The ordinary shares to be issued to the lender banks in the Debt Restructuring would constitute 10.73% of the issued share capital of the Company (5.43% on a fully diluted basis). The ordinary shares underlying the warrants to be granted to the lender banks in the Debt Restructuring would constitute 42.93% of the issued share capital of the Company (21.70% on a fully diluted basis); and

•

The ordinary shares underlying the warrant to be granted to Mr. Purjes in consideration to his agreement to enter the Voting Trust Agreement would constitute 6.43% of the issued share capital of the Company (3.25% on a fully diluted basis).

Consequently, the Company believes that completion of the Private Placement would constitute a “change of control” under Marketplace Rule 4350(i)(1)(B) and, therefore, seeks shareholder approval of the Private Placement.

(3) An issuance of ordinary shares in excess of 20% of the ordinary shares outstanding at a discount. Nasdaq Marketplace Rule 4350(i)(1)(D) requires that a listed company seek shareholder approval if it proposes to issue shares constituting more than 20% of its outstanding share capital at a price that is less than the greater of the market value or the book value of the shares.

As of March 1, 2005:

•

The ordinary shares to be issued to Inspire would constitute 58.71% of the issued share capital of the Company before the issuance thereof (46.09% on a fully diluted basis). Assuming (1) the closing of the Private Placement, (2) the closing of the Debt Restructuring, and (3) the grant of a warrant to Dan Purjes to purchase 3,000,000 ordinary shares as described in PROPOSAL 3, the ordinary shares to be issued at the closing of the Private Placement to Inspire would constitute 33.02% of the issued share capital of the Company (16.69% on a fully diluted basis). The purchase price per share to be paid by Inspire in the Private Placement is $0.65, which was 11 cents (or 14.47%) below the closing bid price of NUR’s ordinary shares on December 28, 2004 (the day prior to the day that NUR and Inspire entered into the Share Purchase Agreement).

•

The ordinary shares underlying the warrant to be granted to Inspire would constitute 58.71% of the issued share capital of the Company before the grant thereof (46.09% on a fully diluted basis). Assuming (1) the closing of the Private Placement, (2) the closing of the Debt Restructuring, and (3) the grant of a warrant to Dan Purjes to purchase 3,000,000 ordinary shares, the ordinary shares underlying the warrant to be granted to Inspire would constitute 33.02% of the issued share capital of the Company (16.69% on a fully diluted basis). The exercise price per ordinary share to be paid by Inspire in connection with the warrants is $0.75, which was 1 cent (or 1.31%) below the closing bid price of NUR’s ordinary shares on December 28, 2004.

•

The ordinary shares to be issued to the lender banks would constitute 19.08% of the issued share capital of the Company before the issuance thereof (14.98% on a fully diluted basis). Assuming (1) the closing of the Private Placement, (2) the closing of the Debt Restructuring, and (3) the grant of a warrant to Dan Purjes to purchase 3,000,000 ordinary shares, the ordinary shares to be issued to the lender banks would constitute 10.73% of the issued share capital of the Company (5.43% on a fully diluted basis). The price per ordinary share reflected in the issuance of ordinary shares to the lender banks is $1.00, which was 39 cents (or 63.93%) above the closing bid price of NUR’s ordinary shares on March 18, 2005 (three days prior to the day that NUR and the lender banks entered into the Debt Restructuring Agreement);

•

The ordinary shares underlying the warrants to be granted to the lender banks would constitute 76.33% of the issued share capital of the Company before the grant thereof (59.92% on a fully diluted basis). Assuming (1) the closing of the Private Placement, (2) the closing of the Debt Restructuring, and (3) the grant of a warrant to Dan Purjes to purchase 3,000,000 ordinary shares, the ordinary shares underlying the warrants to be granted to the lender banks would constitute 42.93% of the issued share capital of the Company (21.70% on a fully diluted basis). The price per ordinary share reflected in the warrants is $0.50, which was 11 cents (or 18.03%) below the closing bid price of NUR’s ordinary shares on March 18, 2005;

•

The ordinary shares underlying the warrant to be granted to Dan Purjes would constitute 11.44% of the issued share capital of the Company before the grant thereof (8.98% on a fully diluted basis). Assuming (1) the closing of the Private Placement, (2) the closing of the Debt Restructuring, and (3) the grant of a warrant to Dan Purjes to purchase 3,000,000 ordinary shares, the ordinary shares underlying the warrant to be granted to Mr. Purjes would constitute 6.43% of the issued share capital of the Company (3.25% on a fully diluted basis). The exercise price per ordinary share to be paid by Dan Purjes in connection with the warrant is $0.75, which was 17 cents (or 29.31%) above the closing bid price of NUR’s ordinary shares on March 4, 2005 (three days prior to the day that NUR and Dan Purjes entered into the Voting Trust Agreement);

•

The ordinary shares to be issued to Inspire and the lender banks, in the aggregate, would constitute 77.79% of the issued share capital of the Company before the issuance thereof (61.07% on a fully diluted basis). Assuming (1) the closing of the Private Placement, (2) the closing of the Debt Restructuring, and (3) the grant of a warrant to Dan Purjes to purchase 3,000,000 ordinary shares, the ordinary shares to be issued to Inspire and the lender banks, in the aggregate, would constitute 43.76% of the issued share capital of the Company (22.13% on a fully diluted basis); and

•

The ordinary shares underlying the warrants to be granted to Inspire, the lender banks and Dan Purjes, in the aggregate, would constitute 146.48% of the issued share capital of the Company before the issuance thereof (114.99% on a fully diluted basis). Assuming (1) the closing of the Private Placement, (2) the closing of the Debt Restructuring, and (3) the grant of a warrant to Dan Purjes to purchase 3,000,000 ordinary shares, the ordinary shares underlying the warrants to be granted to Inspire, the lender banks and Dan Purjes, in the aggregate, would constitute 82.38% of the issued share capital of the Company (41.64% on a fully diluted basis).

Since each transaction if considered on its own, and the transactions if considered in the aggregate, would represent private placements requiring shareholder approval pursuant to Marketplace Rule 4350(i)(1)(D), the Company is seeking shareholder approval in connection with PROPOSAL 1, PROPOSAL 2 and PROPOSAL 3.

Dilutive Effect

          The Private Placement and the Debt Restructuring described in PROPOSAL 2 will have a highly dilutive effect on current holders of ordinary shares in that the percentage ownership of current NUR shareholders will decline significantly as a result of the Private Placement and the Debt Restructuring. The number of shares issued pursuant to the Private Placement and the Debt Restructuring will increase substantially the number of ordinary shares currently outstanding. This means that our current shareholders will own a much smaller interest in NUR as a result of the Private Placement and the Debt Restructuring.

          For purposes of illustration only, a shareholder who owns 10% of our outstanding ordinary shares as of March 1, 2005, would own:

•

Just 6.3% of the outstanding ordinary shares immediately following the Private Placement described in PROPOSAL 1 (or 4.6% on a fully diluted basis), assuming the issuance of 15,384,615  ordinary shares and warrants to purchase 15,384,615 ordinary shares to the Inspire Investors. This represents a dilutive effect of 37% (or 54% on a fully diluted basis). The dilutive effect on all shareholders, except for the lender banks and Dan Purjes, collectively, will be 37% (47.9% on a fully diluted basis);

•

Just 8.39% of the outstanding ordinary shares immediately following the Debt Restructuring described in PROPOSAL 2 (or 4.48% on a fully diluted basis), assuming the issuance of 5,000,000 ordinary shares and warrants to purchase 20,000,000 ordinary shares to the lender banks. This represents a dilutive effect of 16.1% (or 55.2% on a fully diluted basis). The dilutive effect on all shareholders, except for the lender banks and Dan Purjes, collectively, will be 16% (42.82% on a fully diluted basis);

•

10% of the outstanding ordinary shares immediately following the grant of a warrant to Dan Purjes described in PROPOSAL 3 (or 7.2% on a fully diluted basis), assuming the grant of a warrant to purchase 3,000,000 ordinary shares to Dan Purjes. This represents a dilutive effect of 0% (or 28% on a fully diluted basis). The dilutive effect on all shareholders, except for the lender banks and Dan Purjes, collectively, will be 0% (or 8.24% on a fully diluted basis).

•

Just 5.61% of the outstanding ordinary shares immediately following the Private Placement, the Debt Restructuring and the grant of the warrant to Dan Purjes (or 2.83% on a fully diluted basis), assuming the issuance of 20,384,615  ordinary shares and warrants to purchase 38,384,615 ordinary shares to the Inspire Investors, the lender banks and Dan Purjes, in the aggregate. This represents a dilutive effect of 43.9% (or 71.7% on a fully diluted basis). The dilutive effect on all shareholders, except for the lender banks and Dan Purjes, collectively, will be 43.9% (63.7% on a fully diluted basis).

          The following table reflects the dilutive effect of the Private Placement, the Debt Restructuring and the grant of the warrant to Mr. Purjes:

	Securities beneficially owned prior to the proposed transactions*				Securities offered		Securities beneficially owned after the proposed transactions**

Holder	Shares	Outstanding Percent	Warrants^	Fully Diluted Percent	Shares	Warrants	Outstanding Shares	Outstanding Percent	Warrants^	Fully Diluted Percent

Dan Purjes^^	7,242,112	27.64%	637,737	23.61%	-	3,000,000	7,242,112	15.55%	3,637,737	11.81%
Lender banks	-	-	1,340,000	4.01%	5,000,000	20,000,000	5,000,000	10.73%	21,340,000	28.59%
Other holdersΨ	18,959,402	72.36%	5,197,573	72.38%	-	-	18,959,402	40.70%	5,197,573	26.22%
Inspire	-	-	-	-	15,384,615	15,384,615	15,384,615	33.02%	15,384,615	33.39%

Total	26,201,514	100.00%	7,175,310	100.00%	20,384,615	38,384,615	46,586,129	100.00%	45,559,925	100.00%

*

As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. The amounts and percentages are based upon 26,201,514 ordinary shares and 7,175,310 warrants outstanding as of March 1, 2005.

**

The securities beneficially held by a holder assuming (1) the closing of the Private Placement, (2) the closing of the Debt Restructuring, and (3) the grant of a warrant to Dan Purjes to purchase 3,000,000 ordinary shares, and the issuance of 20,384,615 ordinary shares and warrants to purchase 38,384,615 ordinary shares.

^	For purposes of this table, a person is deemed to be the beneficial owner of warrants if such beneficial owner can acquire through the exercise of any option or warrant ordinary shares.
^^

According to Amendment No. 5 to Schedule 13-D filed by Mr. Purjes with the SEC on May 16, 2004, Mr. Purjes beneficially owned 7,820,851 ordinary shares of the Company. Following May 16, 2004, the Company issued to Mr. Purjes an aggregate of 59,898 ordinary shares in consideration for management services rendered to the Company by Mr. Purjes until December 20, 2004 pursuant to a Terms of Services Agreement dated December 31, 2001.

Ψ	The amounts and percentages include the ordinary shares underlying options under the Company’s approved stock option plans.

          Inspire will not bear the dilution resulting from the Debt Restructuring, or from the grant of a warrant to Dan Purjes. Inspire would own 33.02% of the outstanding ordinary shares assuming (1) the closing of the Private Placement, (2) the closing of the Debt Restructuring,, and (3) the grant of a warrant to Dan Purjes, and 33.39% of the outstanding shares assuming the exercise and/or conversion of all warrants and options outstanding following the consummation of such transactions.

Proposal

          At the meeting, the Board will propose that the following resolution be adopted:

          “RESOLVED, that the private placement and the other transactions contemplated by the Share Purchase Agreement between the Company and Inspire Investments Ltd. dated December 29, 2004, as amended on March 21, 2005 pursuant to Amendment No. 1 to the Share Purchase Agreement, be, and hereby are, approved.”

Vote of Dan Purjes’ Shares in respect of PROPOSAL 1

          As described in PROPOSAL 3, Dan Purjes, a former Director and former Chairman of the Board, and owner of approximately 30% of NUR’s ordinary shares, agreed to place the shares beneficially owned by him and by his family and affiliates into a voting trust. As a result, when the shares beneficially owned by Mr. Purjes and by his family and affiliates are placed in the voting trust, voting control of all such shares will be controlled by New York Private Bank & Trust Company, an independent trustee, who will vote those securities proportionally according to the votes cast by NUR’s other shareholders on any matter submitted to a shareholder vote, including PROPOSAL 1.

Board Recommendation

          The Board recommends that the shareholders vote “FOR” the approval of (1) the Private Placement, (2) any action undertaken by the Board or by officers of the Company with the approval of the Board, which are deemed by the Board to be necessary or desirable to permit completion of the Private Placement and (3) the ratification of any and all prior actions taken by the Board of Directors or the Company’s officers related to the negotiation or execution of the Private Placement.

PROPOSAL 2

APPROVAL OF THE DEBT RESTRUCTURING

Background

          In July 2000, the Company acquired substantially all the assets and assumed certain specified liabilities of Salsa Digital, Ltd. and related entities, previously one of the Company’s competitors in the digital printing market. Under the terms of that agreement, the Company acquired the assets for $30 million, which consisted of $20 million in cash and 666,667 ordinary shares valued (at the time of issuance) at approximately $10 million.

          In July and December 2000, the Company took long-term commercial bank loans of $20 million and $15 million from Bank Hapoalim B.M. (“Bank Hapoalim”) and Bank Leumi le Israel B.M. (“Bank Leumi”), respectively, primarily to finance the cash portion of the Salsa Digital purchase and other acquisition costs.

          The most recent amendments to the long-term loan agreements were entered into in July 2003 and February 2004, and provided a 12-month grace period on the quarterly principal payments and a balloon payment of the remainder of the long-term loans in the first quarter of 2006. According to these amendments, the remaining long-term loans of $13.8 million from Bank Leumi and $15.8 million from Bank Hapoalim bear interest rates of LIBOR plus 2.25% per annum with respect to the $11.8 million outstanding and LIBOR plus 2.5% per annum on the remaining $2.0 million outstanding at Bank Leumi, and bear interest at LIBOR plus 2.5% per annum on the $15.8 million outstanding from Bank Hapoalim. As of March 1, 2005 $15.02 million was outstanding under the Bank Hapoalim loan and $13.1 million was outstanding under the Bank Leumi loan.

          In addition, in order to support the Company’s ongoing operations NUR relies on short-term bank credit from certain banking institutions. As of March 1, 2005, the Company utilized short-term facilities of $8 million from Bank Hapoalim, $4.43 from Israel Discount Bank Ltd. (“Discount Bank”) and $2.65 million from Bank Leumi.

          The following table shows the outstanding amounts:

	Credit Lines (Interest Rate)		Long-term loans (Interest Rate)	Total

	(In thousands)
Bank Hapoalim	$8,000		$15,025	$23,025
	(LIBOR+2.5%)		(LIBOR+2.5%)
Bank Leumi	$2,650		$11,100	$15,750
	(LIBOR+2.5%	)	(LIBOR+2.50%)

			$2,000
			(LIBOR+2.25%)
Discount Bank	$4,430		-	$4,430
	(LIBOR+2.75%	)

Total	$15,080		$28,125	$43,205

          The Company’s loans are secured by a floating lien on all of the Company’s assets, a negative pledge on the assets of the Company’s subsidiaries, NUR America, NUR Europe, NUR Media Solutions and NUR Asia Pacific, and unlimited guarantees by such subsidiaries. The long-term and short-term loans also contain customary events of default, including the failure to timely pay interest or principal, material breach of any representation or warranty or breach of any covenant, cross-defaults, bankruptcy, or a change in control event relating to the Company or its subsidiaries. The loans are governed by the laws of the State of Israel.

          In July 2003, NUR’s lender banks agreed to amend the financial ratios contained in the Company’s loan agreements. During 2003, the Company failed to meet some of the amended financial ratios. NUR’s lender banks have agreed in writing not to act upon their contractual rights arising as a result of the Company’s default. The financial ratios were further amended on February 2004. Under the long-term and short-term loan agreements, as amended in July 2003 and February 2004, the Company undertook, among other things:

•

To maintain earnings before income tax, depreciation and amortization (EBITDA) of not less than $6 million for 2004. The EBITDA requirement for 2005 would be determined under the Debt Restructuring agreement to be entered between NUR and the lender banks.

•

To maintain tangible equity of not less than: (i) $0.5 million in the first calendar quarter of 2004, $0.7 million in the second calendar quarter of 2004, $1 million in the third calendar quarter of 2004, and $1.3 million in the fourth calendar quarter of 2004; and (ii) $15.5 million or less than 16% of the Company’s tangible assets in 2005. Tangible equity is the Company’s equity after deduction of deferred expenses, treasury stock, receivables from affiliated parties, guarantees of the Company that secure debts of interested parties and affiliates and intangible assets, including goodwill, patents, trademarks, tradenames, copyrights etc.

•	To maintain at the end of each quarter a cash balance of at least $6 million.

•	To refrain from merging, consolidating, amalgamating or entering into any other form of business combination with a third party, or liquidating or dissolving.

          Based on the results for the third quarter of 2004, the Company did not meet certain of these financial covenants. As part of the Debt Restructuring described in this PROPOSAL 2 the lender banks waived their contractual rights arising in connection with the Company’s failure to meet certain financial covenants prior to the closing of the Debt Restructuring.

          Following execution of the Share Purchase Agreement with Inspire, the Company informed the lender banks that the Company had obtained a definitive commitment for new financing. The Company presented the lender banks with a proposal to restructure its outstanding debt.

Debt Restructuring Agreement

          On March 21, 2005, the Company entered into the Debt Restructuring Agreement converting its outstanding debt into equity (through the issuance to the banks of ordinary shares and warrants to purchase ordinary shares) and rescheduling the repayment of the outstanding debt not converted into equity. This transaction is subject to the satisfaction of the closing conditions set forth in the Debt Restructuring Agreement, which include obtaining shareholder approval. The principal terms of the Debt Restructuring Agreement are as follows:

•

The Company will issue 5,000,000 ordinary shares (the “Bank Shares”) to the lender banks in lieu of repaying $5,000,000 of outstanding debt, reflecting a price per ordinary share of $1.00, which was higher than the closing bid price of our ordinary shares on March 18, 2005 (three days prior to date the Debt Restructuring Agreement was executed).

•

The lender banks also will receive warrants to purchase up to 20,000,000 ordinary shares for no additional consideration (the “Bank Warrants”) in lieu of the right to receive repayment of $10,000,000 of indebtedness. 6,667,000 Bank Warrants, which are subject to a call option granted to the Company by the lender banks as described below, shall be automatically converted into ordinary shares on the earlier of the 60-month anniversary of the closing of the Debt Restructuring Agreement or thirty days following the occurrence of certain triggering events. The remaining 13,333,000 Bank Warrants, which are subject to a call option granted to Inspire by the lender banks as detailed under “PROPOSAL 2: The Agreement between Inspire and the Lender Banks”, shall be exercisable immediately following the closing of the Debt Restructuring and shall be automatically converted into ordinary shares of the Company on the earlier of the 60-month anniversary of the closing of the Debt Restructuring Agreement or thirty days following the occurrence of certain triggering events. The “conversion price” per underlying warrant share under the Debt Restructuring transaction is $0.50, which was lower than the closing bid price of our ordinary shares on March 18, 2005.

            The “triggering events” which accelerate the exercise period of the Bank Warrants include:

•	a bankruptcy or insolvency of the Company, the appointment of a receiver or liquidator or the Company becoming subject to a stay of proceedings order under the Companies Law;
•	the disposal of all or substantially all of the Company’s assets and business activity;
•	the consummation of a sale of the Company’s securities by the Inspire Investors following which sale the Inspire Investors hold less than 50% of their outstanding shares;
•

the Company’s declaration of a dividend that equals to 50% or more of its profits for the four calendar quarters prior to the declaration of such dividend provided that the same occurs following the closing of the Debt Restructuring and prior to the expiration of the earlier of 60 months from the closing of the Debt Restructuring or thirty days following the occurrence of a triggering event.

•

The Company shall have the right to purchase up to 6,667,000 Bank Warrants from the lender banks for a price of $0.65 per share (the “Company Call Option”) at any time following the closing of the Debt Restructuring and until the earlier of (1) the 60-month anniversary of the closing of the Debt Restructuring Agreement, or (2) immediately prior to the first occurrence of a triggering event.

The Company shall have the right to purchase up to additional 13,330,000 Bank Warrants which are subject to a call option granted to Inspire by the lender banks as detailed under “PROPOSAL 2: The Agreement between Inspire and the Lender Banks”, in case Inspire does not exercise its call option until (1) the 60 month anniversary of the closing of the Debt Restructuring, or (2) upon the occurrence of a triggering event.

•

The lender banks may, for two years following consummation of the Debt Restructuring Agreement, sell in the open market each calendar month, such number of ordinary shares as shall constitutes in the aggregate a percentage of the Company’s issued and outstanding share capital that is not higher than 0.5% at such time per month. This restriction on open market sales shall altogether terminate and the lender banks will be free to sell any amount of ordinary shares held by them, if the Company’s ordinary shares trade for an average trading price per share of at least $2 with a minimum trading volume of 20,000 shares per day for a period of at least ninety consecutive trading days.

•	The consummation of the Debt Restructuring Agreement is subject to, in addition to the receipt of shareholder approval, the following additional closing conditions:

•	the consummation of the Private Placement;
•	the approval of the Debt Restructuring Agreement by the lender banks’ respective boards of directors and investment or credit committees; and
•	entering into definitive documentation relating to the terms and various agreements set forth in the Debt Restructuring Agreement.

If the closing conditions are not completed by the earlier of: two weeks following the date of the publication of the Company’s financial statements for the year ended December 31, 2004, or June 15, 2005, the Debt Restructuring Agreement shall be null and void.

•

Under a registration rights agreement to be signed concurrently with the closing of the Debt Restructuring Agreement, the Company may be required by the lender banks to register for resale the Bank Shares and the ordinary shares underlying the Bank Warrants (the “Bank Warrant Shares”).

•

The lender banks may transfer the Bank Warrants to a third party, provided that the transferee would continue to be subject to the Company Call Option. The transferring lender bank will give the Company a notice detailing the terms of a proposed transfer and the Company may purchase those Bank Warrants, but in any case not more that 6,667,000 Bank Warrants in the aggregate under identical terms proposed by the third party wishing to purchase such Bank Warrants.

•

The repayment of the Company’s remaining outstanding debt in an amount of approximately $28.2 million (the “Remaining Debt”) will be rescheduled. In addition, subject to the entering into new loan agreements relating to the Remaining Debt, the lender banks will waive the Company’s current failure to meet certain of the financial covenants. The principal terms of the rescheduling are as follows: a credit facility in an amount of $28 million will be granted to the Company for a seven-year period, whereby the Company will repay principal in quarterly installments of $0.6 million, and the remainder of the principal will be renewed at the end of each year, provided that the Company is in compliance with the terms and conditions of the new loan agreements. The Company also will pay to the lender banks accrued interest on the entire remaining $28 million.

          Restructuring of the Company’s debt is essential if NUR is to continue as a viable company.  We believe this proposed debt restructuring terms represent the best opportunity available to enable existing holders of ordinary shares to have a continuing financial interest in NUR’s future.

          This debt restructuring will significantly dilute your shareholding. However, if shareholders do not approve PROPOSAL 2, NUR may be compelled to cease its operations entirely and the Company’s independent auditor would likely be forced to classify the Company’s outstanding debt as short term debt, requiring a going-on concern qualification in the report of the independent auditors on the Company’s financial statements for the year ended December 31, 2004. Under such circumstances the Company will not meet the minimum stockholders’ equity requirement pursuant to Nasdaq Marketplace Rule 4320(e)(2)(B) and it would voluntarily seek that its ordinary shares cease to be quoted on the Nasdaq SmallCap Market. If the Company is forced to liquidate, all proceeds will go to our secured lenders. As holders of ordinary shares, you would likely receive no recovery whatsoever, and your existing shares would become worthless.

          The Board approved the Debt Restructuring on March 21, 2005.

The Agreement between Inspire and the Lender Banks

          Inspire has informed NUR that it will separately enter into an agreement with the lender banks (the “Inspire-Lender Banks Agreement”). Key features of the Inspire-Lender Banks Agreement are as follows:

•

Inspire shall have the right to purchase the up to 13,333,000 Bank Warrants from the lender banks for a price of $0.65 per share (the “Inspire Call Option”) at anytime until the earlier of (1) the 60-month anniversary of the closing of the Debt Restructuring Agreement, or (2) thirty days following the first occurrence of certain triggering events.

The term “triggering events” as used above includes:

•	a bankruptcy, insolvency of the Company, the appointment a receiver or liquidator or the Company becoming subject to a stay of proceedings order under the Companies Law;
•	the disposal of all or substantially all of the Company’s assets and business activity;
•	the consummation of a sale of the Company’s securities by the Inspire Investors following such sale the Inspire Investors hold less than 50% of their outstanding shares;
•

the Company’s declaration of a dividend that equals to 50% or more of its profits for the four calendar quarters prior to the declaration of such dividend provided that the same occurs following the closing of the Debt Restructuring and prior to the expiration of the earlier of 60 months from the closing of the Debt Restructuring or the occurrence of a triggering event.

Any ordinary share not purchased by Inspire pursuant to the Inspire Call Option would become purchasable by the Company under the Company Call Option as detailed under “PROPOSAL 2: Debt Restructuring Agreement”.

•

The lender banks undertook not to exercise the approximately 13.3 million Bank Warrants, which are subject to the Inspire Call Option, prior to the earlier of the 60-month anniversary of the closing of the Debt Restructuring or thirty days following the first occurrence of certain triggering events.

•

Inspire may sell Inspire Shares and Inspire Warrants to a third party, provided that it maintains at least 51% thereof. During a period commencing on the closing of the Debt Restructuring and ending 12 months thereafter, each lender bank will have a veto right over any sale of ordinary shares by Inspire to any third party at a price per share lower than $0.65.

•	Inspire will give the lender banks an opportunity to participate in sales of more than 30% of the ordinary shares issued to it in the Private Placement on a pro rata basis.

•

If Inspire will sell to a third party 50% or more ordinary shares issued to it in the Private Placement at a price per share of $1.10, it may demand that each lender bank would participate in such sale under the same terms and conditions.

•

The lender banks may transfer the Bank Warrants to a third party, provided that the transferee would continue to be subject to the Inspire Call Option and the undertaking not to exercise the Bank Warrants prior to the earlier of the 60-month anniversary of the closing of the Debt Restructuring or thirty days following the first occurrence of certain triggering events. The transferring lender bank will give Inspire a notice detailing the terms of the proposed transfer and Inspire may purchase those Bank Warrants, but in any case not more that 13,333,000 Bank Warrants in the aggregate under identical terms proposed by the third party wishing to purchase such Bank Warrants.

•	The consummation of the Inspire-Lender Banks Agreement is subject to the following closing conditions:

•	the consummation of the Private Placement;
•	the approval of the Debt Restructuring Agreement by the lender banks’ respective boards of directors and investment or credit committees; and
•	entering into definitive documentation relating to the Debt Restructuring.

If the closing conditions are not completed by the earlier of: two weeks following the date of the publication of the Company’s financial statements for the year ended December 31, 2004, or June 15, 2005, the Inspire-Bank Lenders Agreement shall be null and void.

Shareholder Approval

(1) Condition to Closing. NUR is required to seek and obtain shareholder approval as a condition to closing of the Debt Restructuring under the terms of the Debt Restructuring Agreement dated as of March 21, 2005 between NUR, Bank Hapoalim B.M., Bank Leumi le Israel B.M. and Israel Discount Bank Ltd.

(2) Issuance of ordinary shares in excess of 20% of the ordinary shares outstanding. Nasdaq Marketplace Rule 4350(i)(1)(D) requires that a listed company seek shareholder approval if it proposes to issue shares constituting more than 20% of its outstanding share capital at less than the greater of market value or book value of the shares.

As of March 1, 2005:

•

The ordinary shares to be issued to the lender banks would constitute 19.08% of the issued share capital of the Company before the issuance thereof (14.98% on a fully diluted basis). Assuming (1) the closing of the Private Placement, (2) the closing of the Debt Restructuring, and (3) the grant of a warrant to Dan Purjes to purchase 3,000,000 ordinary shares, the ordinary shares to be issued to the lender banks would constitute 10.73% of the issued share capital of the Company (5.43% on a fully diluted basis). The price per ordinary share reflected in the issuance of ordinary shares to the lender banks is $1.00, which was 39 cents (or 63.93%) above the closing bid price of NUR’s ordinary shares on March 18, 2005 (three days prior to the day that NUR and the lender banks entered into the Debt Restructuring Agreement);

•

The ordinary shares underlying the warrants to be granted to the lender banks would constitute 76.33% of the issued share capital of the Company before the grant thereof (59.92% on a fully diluted basis). Assuming (1) the closing of the Private Placement, (2) the closing of the Debt Restructuring, and (3) the grant of a warrant to Dan Purjes to purchase 3,000,000 ordinary shares, the ordinary shares underlying the warrants to be granted to the lender banks would constitute 42.93% of the issued share capital of the Company (21.70% on a fully diluted basis). The price per ordinary share reflected in the warrants is $0.50 which was 11 cents (or 18.03%) below the closing bid price of NUR’s ordinary shares on March 18, 2005.

•

The ordinary shares to be issued to Inspire would constitute 58.71% of the issued share capital of the Company before the issuance thereof (46.09% on a fully diluted basis). Assuming (1) the closing of the Private Placement, (2) the closing of the Debt Restructuring, and (3) the grant of a warrant to Dan Purjes to purchase 3,000,000 ordinary shares as described in PROPOSAL 3, the ordinary shares to be issued at the closing of the Private Placement to Inspire would constitute 33.02% of the issued share capital of the Company (16.69% on a fully diluted basis). The purchase price per share to be paid by Inspire in the Private Placement is $0.65, which was 11 cents (or 14.47%) below the closing bid price of NUR’s ordinary shares on December 28, 2004 (the day prior to the day that NUR and Inspire entered into the Share Purchase Agreement).

•

The ordinary shares underlying the warrant to be granted to Inspire would constitute 58.71% of the issued share capital of the Company before the grant thereof (46.09% on a fully diluted basis). Assuming (1) the closing of the Private Placement, (2) the closing of the Debt Restructuring, and (3) the grant of a warrant to Dan Purjes to purchase 3,000,000 ordinary shares, the ordinary shares underlying the warrant to be granted to Inspire would constitute 33.02% of the issued share capital of the Company (16.69% on a fully diluted basis). The exercise price per ordinary share to be paid by Inspire in connection with the warrants is $0.75, which was 1 cent (or 1.31%) below the closing bid price of NUR’s ordinary shares on December 28, 2004.

•

The ordinary shares underlying the warrant to be granted to Dan Purjes would constitute 11.44% of the issued share capital of the Company before the grant thereof (8.98% on a fully diluted basis). Assuming (1) the closing of the Private Placement, (2) the closing of the Debt Restructuring, and (3) the grant of a warrant to Dan Purjes to purchase 3,000,000 ordinary shares, the ordinary shares underlying the warrant to be granted to Mr. Purjes would constitute 6.43% of the issued share capital of the Company (3.25% on a fully diluted basis). The exercise price per ordinary share to be paid by Dan Purjes in connection with the warrant is $0.75, which was 17 cents (or 29.31%) above the closing bid price of NUR’s ordinary shares on March 4, 2005 (three days prior to the day that NUR and Dan Purjes entered into the Voting Trust Agreement);

•

The ordinary shares to be issued to Inspire and the lender banks, in the aggregate, would constitute 77.79% of the issued share capital of the Company before the issuance thereof (61.07% on a fully diluted basis). Assuming (1) the closing of the Private Placement, (2) the closing of the Debt Restructuring, and (3) the grant of a warrant to Dan Purjes to purchase 3,000,000 ordinary shares, the ordinary shares to be issued to Inspire and the lender banks, in the aggregate, would constitute 43.76% of the issued share capital of the Company (22.13% on a fully diluted basis); and

•

The ordinary shares underlying the warrants to be granted to Inspire, the lender banks and Dan Purjes, in the aggregate, would constitute 146.48% of the issued share capital of the Company before the issuance thereof (114.99% on a fully diluted basis). Assuming (1) the closing of the Private Placement, (2) the closing of the Debt Restructuring, and (3) the grant of a warrant to Dan Purjes to purchase 3,000,000 ordinary shares, the ordinary shares underlying the warrants to be granted to Inspire, the lender banks and Dan Purjes, in the aggregate, would constitute 82.38% of the issued share capital of the Company (41.64% on a fully diluted basis).

Since each transaction if considered on its own, and the transactions if considered in the aggregate, would represent private placements requiring shareholder approval pursuant to Marketplace Rule 4350(i)(1)(D), NUR is seeking to shareholder approval in connection with PROPOSAL 1, PROPOSAL 2 and PROPOSAL 3.

Vote of Dan Purjes’ Shares on PROPOSAL 2

          As described in PROPOSAL 3, Dan Purjes, a former Director and former Chairman of the Board, and owner of approximately 30% of NUR’s ordinary shares, agreed to place the shares beneficially owned by him and by his family and affiliates into a voting trust. As a result, when the shares beneficially owned by Mr. Purjes and by his family and affiliates are placed in the voting trust, the voting control of all such shares will be controlled by New York Private Bank & Trust Company, an independent trustee, who will vote those securities proportionally according to the votes cast by NUR’s other shareholders on any matter submitted to a shareholder vote, including PROPOSAL 2.

Dilutive Effect

          The Private Placement described in PROPOSAL 1 and the Debt Restructuring will have a highly dilutive effect on current holders of ordinary shares in that the percentage ownership of current NUR shareholders will decline significantly as a result of the Private Placement and the Debt Restructuring. The number of shares issued pursuant to the Private Placement and the Debt Restructuring will increase substantially the number of ordinary shares currently outstanding. This means that our current shareholders will own a much smaller interest in NUR as a result of the Private Placement and the Debt Restructuring.

          For purposes of illustration only, a shareholder who owns 10% of our outstanding ordinary shares as of March 1, 2005, would own:

•

Just 6.3% of the outstanding ordinary shares immediately following the Private Placement described in PROPOSAL 1 (or 4.6% on a fully diluted basis), assuming the issuance of 15,384,615  ordinary shares and warrants to purchase 15,384,615 ordinary shares to the Inspire Investors. This represents a dilutive effect of 37% (or 54% on a fully diluted basis). The dilutive effect on all shareholders, except for the lender banks and Dan Purjes, collectively, will be 37% (47.9% on a fully diluted basis);

•

Just 8.39% of the outstanding ordinary shares immediately following the Debt Restructuring described in PROPOSAL 2 (or 4.48% on a fully diluted basis), assuming the issuance of 5,000,000 ordinary shares and warrants to purchase 20,000,000 ordinary shares to the lender banks. This represents a dilutive effect of 16.1% (or 55.2% on a fully diluted basis). The dilutive effect on all shareholders, except for the lender banks and Dan Purjes, collectively, will be 16% (42.82% on a fully diluted basis);

•

10% of the outstanding ordinary shares immediately following the grant of a warrant to Dan Purjes described in PROPOSAL 3 (or 7.2% on a fully diluted basis), assuming the grant of a warrant to purchase 3,000,000 ordinary shares to Dan Purjes. This represents a dilutive effect of 0% (or 28% on a fully diluted basis). The dilutive effect on all shareholders, except for the lender banks and Dan Purjes, collectively, will be 0% (or 8.24% on a fully diluted basis).

•

Just 5.61% of the shares outstanding immediately following the Private Placement, the Debt Restructuring and the grant of the warrant to Dan Purjes (2.83% on a fully diluted basis), assuming the issuance of 20,384,615  ordinary shares and warrants to purchase 38,384,615 ordinary shares to the Inspire Investors, the lender banks and Dan Purjes, in the aggregate. This represents a dilutive effect of 43.9% (71.7% on a fully diluted basis). The dilutive effect of all shareholders, except for the lender banks and Dan Purjes, collectively, will be 43.9% (63.7% on a fully diluted basis).

          The following table reflects the dilutive effect of the Private Placement, the Debt Restructuring and the grant of the warrant to Mr. Purjes:

	Securities beneficially owned prior to the proposed transactions*				Securities offered		Securities beneficially owned after the proposed transactions**

Holder	Shares	Outstanding Percent	Warrants^	Fully Diluted Percent	Shares	Warrants	Outstanding Shares	Outstanding Percent	Warrants^	Fully Diluted Percent

Dan Purjes^^	7,242,112	27.64%	637,737	23.61%	-	3,000,000	7,242,112	15.55%	3,637,737	11.81%
Lender banks	-	-	1,340,000	4.01%	5,000,000	20,000,000	5,000,000	10.73%	21,340,000	28.59%
Other holdersΨ	18,959,402	72.36%	5,197,573	72.38%	-	-	18,959,402	40.70%	5,197,573	26.22%
Inspire	-	-	-	-	15,384,615	15,384,615	15,384,615	33.02%	15,384,615	33.39%

Total	26,201,514	100.00%	7,175,310	100.00%	20,384,615	38,384,615	46,586,129	100.00%	45,559,925	100.00%

*

As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. The amounts and percentages are based upon 26,201,514 ordinary shares and 7,175,310 warrants outstanding as of March 1, 2005.

**

The securities beneficially held by a holder assuming (1) the closing of the Private Placement, (2) the closing of the Debt Restructuring, and (3) the grant of a warrant to Dan Purjes to purchase 3,000,000 ordinary shares, and the issuance of 20,384,615 ordinary shares and warrants to purchase 38,384,615 ordinary shares.

^	For purposes of this table, a person is deemed to be the beneficial owner of warrants if such beneficial owner can acquire through the exercise of any option or warrant ordinary shares.
^^

According to Amendment No. 5 to Schedule 13-D filed by Mr. Purjes with the SEC on May 16, 2004, Mr. Purjes beneficially owned 7,820,851 ordinary shares of the Company. Following May 16, 2004, the Company issued to Mr. Purjes an aggregate of 59,898 ordinary shares in consideration for management services rendered to the Company by Mr. Purjes until December 20, 2004 pursuant to a Terms of Services Agreement dated December 31, 2001.

Ψ	The amounts and percentages include the ordinary shares underlying options under the Company’s approved stock option plans.

Proposal

          At the meeting, the Board will propose that the following resolution be adopted:

          “RESOLVED, that the debt restructuring and rescheduling under the Debt Restructuring Agreement between the Company and Bank Hapoalim B.M., Bank Leumi le Israel B.M. and Israel Discount Bank Ltd. of March 21, 2005, be, and hereby is, approved.”

Board Recommendation

          The Board recommends that the shareholders vote “FOR” the approval of (1) the Debt Restructuring, (2) any action undertaken by the Board or by officers of the Company with the approval of the Board, which are deemed by the Board of to be necessary or desirable to permit the completion of the Debt Restructuring and (3) the ratification of any and all prior actions taken by the Board of Directors or the Company’s officers related to the negotiation, execution or closing of the Debt Restructuring.

PROPOSAL 3

APPROVAL OF VOTING AGREEMENT AND VOTING TRUST AGREEMENT

Background

          As a pre-condition to entering into the Share Purchase Agreement Inspire required that a substantial part of the holdings of Dan Purjes, a former Director and former Chairman of the Board and owner of approximately 30% of NUR’s ordinary shares, will be voted with Inspire under an irrevocable proxy. Inspire agreed to transfer to Mr. Purjes 3,000,000 warrants out of the warrants to be granted to it at the closing of the Private Placement.

          Mr. Purjes and Inspire did not reach an agreement regarding the future management of the Company. In order to enable the Private Placement, the Company negotiated a voting agreement, with Mr. Purjes.

Voting Agreement

          On January 23, 2005, the Company entered into a Voting Agreement (the “Voting Agreement”) coupled with an irrevocable proxy, with Dan Purjes. Key features of the Voting Agreement, as amended, suspended and superseded by the Voting Trust Agreement are as follows:

•

Mr. Purjes granted to the Board or a nominee appointed by it voting control over 7,706,683 ordinary shares beneficially owned by him, coupled with an irrevocable proxy (the “Proxy”), and the Board or the nominee appointed by it will vote the shares in any meeting or actions of the shareholders and with respect to any matter submitted to shareholder with the majority of votes of the other shareholders of the Company.

•

The Proxy became effective on January 23, 2005, the date of the Voting Agreement, and will terminate when Mr. Purjes is no longer the record holder or beneficial owner of ordinary shares or securities exercisable for or convertible into ordinary shares (the “Term”).

•	During the Term Mr. Purjes may not dispose of any of the ordinary shares and securities exercisable for or convertible into ordinary shares which are subject to the Proxy, other than:

	•	any number of shares in the open market through a stock broker or dealer for the sole purpose of effecting an immediate sale of such shares;

•

to a person or entity that is not affiliated, directly or indirectly, with Mr. Purjes through a private transaction. During the period ending on the earlier of January 23, 2006 or immediately following the Company’s general meeting of shareholders which would be convened for electing directors appointed or recommended by a new investor to the Company’s board of directors (the “Restricted Period”), the transferee will grant to the Company’s Board or a nominee appointed by it a proxy with respect to the transferred shares, which proxy will be effective until the end of the Restricted Period;

	•	to a certain unaffiliated third party through a private transaction;
•

pledging, hypothecating, creating a security interest in or lien on, or commit to do any of the foregoing with respect to the subject securities, provided, that such securities will continue to be subject to the Proxy; and

•

transfers of securities covered by the Proxy to Mr. Purjes’ family and affiliates. The transferee will be bound by the terms of the Voting Agreement and the securities so transferred will continue to be subject to the Proxy.

•

The Company agreed to indemnify Mr. Purjes for claims, demands and actions, and liabilities, damages, or expenses resulting therefrom, resulting from the Proxy given to the Company or its representative or the Company or its representative voting such shares.

          Further to conversations between representatives of NUR and Nasdaq, NUR and Mr. Purjes entered into the Voting Trust Agreement as of March 7, 2005 that amended, superseded and suspended the Voting Agreement as detailed in “PROPOSAL 3: Voting Trust Agreement”, and as of that date and until the voting trust would be converted to the Voting Agreement under its terms, the Proxy may not be used or voted.

          The Voting Agreement and the Proxy will automatically terminate in the event NUR’s shareholders fail to approve the grant to Mr. Purjes of a warrant to purchase 3,000,000 ordinary shares at purchase price of $0.75 per share under the Voting Trust Agreement on or before April 27, 2005.

Voting Trust Agreement

          On March 7, 2005, the Company entered into a Voting Trust Agreement (the “Voting Trust Agreement”) with Dan Purjes and an independent trustee, New York Private Bank & Trust (the “Trustee”), under which Mr. Purjes agreed to place all the ordinary shares and securities exercisable for or convertible into ordinary shares of NUR owned by him and by his family and affiliates (hereinafter referred as the “subject securities”) into a voting trust. A copy of the Voting Trust Agreement is attached as Exhibit E. As a result, voting control of all subject securities will be controlled by the Trustee who will vote those securities proportionally according to the votes cast by NUR’s other shareholders on any matter submitted to a shareholder vote. Key features of the Voting Trust Agreement are as follows:

•

In exchange for the voting control mentioned above, the Company will grant to Mr. Purjes a warrant to purchase 3,000,000 ordinary shares at a purchase price per share of $0.75 (the “Purjes Warrant”). The Purjes Warrant will have a five-year term.

•

Mr. Purjes agreed to deposit with the Trustee, immediately following the execution of the Voting Trust Agreement, all of the ordinary shares of NUR and all securities issued by, convertible into or exercisable for securities issued or issuable by the NUR which are beneficially owned by him and by his family and affiliates.

•

On receipt by the Trustee of the certificates for the subject securities and the transfer of them into the name of the Trustee, the Trustee is to issue to Mr. Purjes a voting trust certificate representing the deposited subject securities.

•	During the term of the Voting Trust Agreement, Mr. Purjes may not release the subject securities or dispose of them, other than:

	•	transfer of voting trust certificates to Mr. Purjes’ family members and affiliates. The transferee will be bound by the terms of the voting trust and Voting Trust Agreement.
•

Pledge, hypothecate, creation of a security interest in or lien on, or commit to do any of the foregoing with respect to the subject securities, provided, that such subject securities will continue to be subject to the voting trust and the Voting Trust Agreement;

•

release subject securities from the voting trust and transfer them, subject to pre-approval by Nasdaq, to a transferee not affiliated with Mr. Purjes. During the period ending on the earlier of March 7, 2006 or immediately following the general meeting of the Company’s shareholders which would be convened for electing directors appointed or recommended by a new investor to the Company’s board of directors (the “Contained Period”), the transfer will take place through a transfer of voting trust certificate(s) and the subject securities underlying such certificates shall not be released from the voting trust until the expiration of the Contained Period. If the transfer occurs following the Contained Period, then the Trustee shall release and transfer the subject securities to the transferee.

•

release subject securities from the voting trust and transfer them in open market sales and public transactions (i.e., merger, consolidation or acquisition, tender offer, repurchase of shares by NUR, public sale in a secondary offering, sale or exchange of subject securities pursuant to an offer made generally to NUR’s security holders and open market sale through a broker-dealer or market maker). Any such transfer will not be made to Mr. Purjes’ family or affiliates.

•

The Trustee is authorized to exercise on Mr. Purjes’ behalf the rights to which Mr. Purjes is entitled to in connection with offering of securities to all of NUR’s shareholders, distribution of dividends, dissolution and recapitalization of NUR.

•

NUR agreed to indemnify the Trustee for liabilities resulting from actions taken pursuant to the Voting Trust Agreement. In addition, NUR agreed to indemnify Mr. Purjes for claims, demands and actions, and liabilities, damages, or expenses resulting therefrom, resulting from the voting trust or the Trustee voting the subject securities.

•

The Voting Trust Agreement will continue in effect until March 7, 2015 and it may be extended to an additional 10-year periods thereafter (the “Voting Trust Term”). The Voting Trust Agreement and the voting trust will automatically terminate in the event NUR’s shareholders fail to approve the issuance of the Purjes Warrant on or before April 27, 2005.

•	The voting trust will automatically be converted into the Voting Agreement, in the event-

	•	that NUR is no longer listed on the Nasdaq National Market or SmallCap Market;

	•	of Mr. Purjes’ death, mental incapacity or incompetence; or

•

Mr. Purjes’ beneficial ownership of NUR’s ordinary shares falls below 5% of NUR’s outstanding share capital. If Mr. Purjes’ ownership rises back to 5% of NUR’s outstanding share capital or above, all subject securities owned by Mr. Purjes, his family and affiliates will again be submitted to the voting trust.

•

The Company agreed to include in any registration statement filed by the Company all or part of the Purjes Warrant and the ordinary shares underlying the Purjes Warrant (the “Purjes Warrant Shares”), as well as other securities held by Mr. Purjes only to the extend they are not registered for public sale under the applicable securities laws.

          If the shareholders do not approve the Voting Agreement as amended, superseded and suspended by the Voting Trust Agreement, including the grant of the Purjes Warrant, NUR’s ordinary shares will immediately cease to be quoted on the Nasdaq SmallCap Market and NUR will seek to have its ordinary shares made eligible for trading on the OTC Bulletin Board. There can be no assurance that the Company will be successful in having its ordinary shares made eligible for trading on the OTC Bulletin Board.

          The Audit Committee and the Board approved the Voting Agreement, as amended, superseded and suspended by the Voting Trust Agreement on March 2, 2005 and March 8, 2005, respectively.

Shareholder Approval

          We are seeking shareholder approval of the Voting Agreement as amended, suspended and superseded by the Voting Trust Agreement since the Companies Law provides that an extraordinary transaction of a publicly traded company with its controlling person or an extraordinary transaction of a publicly traded company with a person in which the controlling person has a personal interest, including a private placement which is an extraordinary transaction, requires the approval of the company’s audit committee, board of directors and shareholders, in that order. An “extraordinary transaction” is defined by the Companies Law as a transaction that is not in the ordinary course of business, a transaction that is other than at arms’ length, or a transaction that may have a material effect on the profitability, assets or liabilities of the company. A “controlling person” is defined by the Companies Law as a person or entity that has the ability to direct the actions of the company (other than such an ability that derives solely from a position as a director or officer), and including in particular the ability to nominate more than half of the directors or the ability to appoint the chief executive officer of the company. A person who holds at least 25% of the voting power is deemed to be a controlling person, unless another person holds more than 50% of the voting power. The Companies Law aggregates the holdings of all persons who have a personal interest in a transaction to determine whether there is a controlling person.

          Dan Purjes who currently beneficially owns approximately 30% of the ordinary shares and who is a former Director and Chairman of the Board, may be deemed to have personal interest in the Voting Agreement, as amended, suspended and superseded by the Voting Trust Agreement. Under the Companies Law, Mr. Purjes may be deemed to have “control” over the Company, and therefore, pursuant to the Companies Law, approval of this resolution requires, in addition to the affirmative vote of the majority of the shares voted at the meeting, that either: (1) the votes in favor of this resolution include at least one third of the votes of participating shareholders (not counting abstaining votes) who do not have a Personal Interest (as defined in the Companies Law) in the approval of the resolution; or (2) the aggregate votes of the opposing shareholders, who do not have such Personal Interest, represent less than 1% of the Company’s outstanding share capital. Pursuant to the Companies Law, a “Personal Interest” is deemed as a personal interest in the engagement contemplated by this resolution, including the interest of certain family relatives and of corporations affiliated to any person having such interest.

          Each shareholder participating in the vote on this resolution is required, as a condition to having his/her vote counted, to indicate on this proxy if he/she has a “Personal Interest” in the approval of this resolution. Each shareholder should seek legal counsel as to whether such shareholder has a “Personal Interest” for the purpose herein.

Vote of Dan Purjes’ Shares on PROPOSAL 3

          Mr. Purjes, a former Director and former Chairman of the Board and owner of approximately 30% of NUR’s ordinary shares, agreed to place the shares beneficially owned by him and by his family and affiliates into a voting trust. As a result, when the shares beneficially owned by Mr. Purjes and by his family and affiliates are placed in the voting trust, the voting control of all shares owned by them will be controlled by New York Private Bank & Trust Company, an independent trustee, who will vote those securities proportionally according to the votes cast by NUR’s other shareholders on any matter submitted to a shareholder vote.

Proposal

          At the meeting, the Board will propose that the following resolution be adopted:

          ”RESOLVED, that the Voting Agreement between the Company and Dan Purjes dated as of January 23, 2005, as amended, suspended and superseded by the Voting Trust Agreement between the Company, Mr. Purjes and New York Private Bank & Trust of March 7, 2005 and the Company’s undertakings under the Voting Agreement and the Voting Trust Agreement, including the grant to Mr. Purjes of a five-year warrant to purchase 3,000,000 ordinary shares at a purchase price of $0.75 per share, be, and hereby are, approved.”

Board Recommendation

          The Board recommends that the shareholders vote “FOR” the approval of (1) the Voting Agreement, (2) the Voting Trust Agreement, (3) the Company’s undertakings under the Voting Agreement as amended, suspended and superseded by the Voting Trust Agreement, (4) any action undertaken by the Board or by officers of the Company with the approval of the Board, which are deemed by the Board of to be necessary or desirable to permit the completion of the Voting Agreement and the Voting Trust Agreement and (5) the ratification of any and all prior actions taken by the Board of Directors or the Company’s officers related to the negotiation or execution of the Voting Agreement and the Voting Trust Agreement.

PROPOSAL 4

REMUNERATION TO THE ACTING CHAIRMAN OF THE BOARD OF DIRECTORS

Background

          At the annual meeting, the shareholders will be asked to approve remuneration to Mr. Robert F. Hussey, the Acting Chairman of the Board. Following the decision of Dan Purjes, a former Director and former Chairman of the Board, and owner of approximately 30% of NUR’s ordinary shares, to resign from the Board, Mr. Hussey agreed to take upon himself the office of Acting Chairman of the Board and the Board elected him to fulfill such office on December 23, 2004.

          Mr. Hussey has served as a director of the company since September 1997 and he was the Chairman of the Audit Committee until his appointment as Acting Chairman of the Board. Mr. Hussey is a private investor. From June 1991 to April 1997, Mr. Hussey served as the president and chief executive officer of Metrovision of North America. Prior thereto, from 1984 to 1991, Mr. Hussey served as the president, chief executive officer and director of POP Radio Corp., a company which he helped form. From 1979 to 1984, Mr. Hussey served as the vice president/management supervisor for Grey Advertising, Inc. Mr. Hussey is also a director of Digital Lightwave, Inc., New World Power Corp., Digital Data Networks, Corp. and Axcess Inc., which are all publicly held companies. Mr. Hussey holds a B.S. degree in Finance from Georgetown University and an MBA degree in International Finance from George Washington University.

Remuneration to the Acting Chairman

          The Company is seeking shareholder approval for paying Mr. Hussey during his chairmanship a quarterly cash fee of $10,000 or a prorate portion for services rendered during part of a calendar quarter. The foregoing cash fee will replace any other cash compensation or meeting allowances otherwise due to a Director under the Company’s policies.

          In addition, the Company wishes to approve the granting to Mr. Hussey of a quarterly grant of options to purchase 2,500 ordinary shares, or a prorate portion for services rendered during part of a calendar quarter. The quarterly grants will be made on the first business day following the last month of each calendar quarter. The options will be fully vested and exercisable immediately upon their grant and the exercise price per ordinary share shall be the closing price of the ordinary shares known on the last trading day of the calendar quarter for which the options are being granted. The grants described in this paragraph are in addition to any grants under the 1998 Stock Option Plan for Non-Employee Directors, as amended on August 2004 (the “1998 Plan”). A copy of the 1998 Plan is attached to this proxy statement as Exhibit A.

          The Audit Committee and the Board approved the remuneration to the Acting Chairman of the Board, including the grant of options to purchase ordinary shares on March 2, 2005 and March 8, 2005, respectively.

Terms of Directors

          The Directors (other than the External Directors) are elected annually at the Company’s Annual Meeting of Shareholders and remain in office until the next Annual Meeting, unless a Director has previously resigned, vacated his/her office, or was removed in accordance with the Company’s Amended and Restated Articles of Association.  In addition, the Board may elect additional Directors to the Board. Pursuant to the Companies Law, the two External Directors of the Board serve for a period of three (3) years unless their office is vacated earlier in accordance with the Company’s then current articles of association and the Companies Law.

Alternate Directors

          The Company’s Amended and Restated Articles of Association provide that, subject to the Board’s approval, a Director may appoint, by written notice to the Company, any individual (subject to Article 37.4 of the Company’s Amended and Restated Articles of Association) to serve as an alternate Director. Any alternate Director shall have all of the rights and obligations of the Director appointing him or her, except the power to appoint an alternate (unless the instrument appointing him or her expressly provides otherwise). The alternate Director may not act at any meeting at which the Director appointing him or her is present. Unless the appointing Director limits the time period or scope of any such appointment, such appointment is effective for all purposes and for an indefinite time, but will expire upon the expiration of the appointing Director’s term. Currently, there are no alternate Directors.  To our knowledge, no Director currently intends to appoint any other person as an alternate Director, except if the Director is unable to attend a meeting of the Board.

External Directors

          The Companies Law provides that a person may not be appointed as an External Director if the person or the person’s relative, partner, employer or any entity under the person’s control, has, as of the date of the person’s appointment to serve as an External Director, or had, during the two years preceding that date, any affiliation with the company, any entity controlling the company or any entity controlled by the company or by this controlling entity.  The term “affiliation” under the Companies Law includes (1) an employment relationship, (2) a business or professional relationship maintained on a regular basis, (3) control and (4) service as an officer holder.  The Companies Law further provides that if, at the time the External Directors are appointed, a company’s board of directors is comprised solely of members of the same gender, then at least one of the External Directors must be of a different gender than the other directors.

          No person may serve as an External Director if the person position or other business creates, or may create, a conflict of interest with the person’s responsibilities as an External Director. Until the lapse of two years from termination of office, a company may not engage an External Director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

          External Directors are to be elected by a majority vote at a shareholders’ meeting, provided that either (i) the majority of shares voted at the meeting, including at least one third of the shares of non-controlling shareholders voted at the meeting, vote in favor of the election or (ii) the total number of shares voted against the election of the External Director does not exceed one percent of the aggregate voting rights in the company.

          The initial term of an External Director is for three years and may be extended for an additional three years.  Each External Director is required to serve on the company’s audit committee. Each other committee of a company’s board of directors is required to include at least one External Director. Lauri A. Hanover and Koby Shtaierman are currently serving as our External Directors and their initial three-year term will end on November 18, 2006.

Committees of the Board

          The Company’s Amended and Restated Articles of Association provide that the Board may delegate certain of its powers to committees of the Board, as it deems appropriate, subject to the provisions of the Companies Law.

Audit Committee

          Our Audit Committee, which was established in accordance with Section 114 of the Companies Law and Section 3(a)(58)(A) of the Securities Exchange Act of 1934, assists our Board in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants’ qualifications and independence, the performance of our internal audit function and independent  public accountants, finding any defects in the business management of our company for which purpose the Audit Committee may consult with our independent auditors and internal auditor, proposing to the Board ways to correct such defects, approving related-party transactions as required by the Companies Law and our Amended and Restated Articles of Association, and such other duties as may be directed by our Board.

          Our Audit Committee consists of three Board members who satisfy the “independence” requirements of the Securities and Exchange Commission, Nasdaq and Israeli Law for audit committee members. The Audit Committee currently consists of Tammy Peller and the External Directors. The Audit Committee meets at least once each quarter. Ms. Lauri A. Hanover is our Audit Committee’s financial expert, as defined in Item 401 of Regulation S-K.

          The Companies Law (1) requires disclosure by an “Office Holder” (as defined below) to the Company in the event that an Office Holder has a direct or indirect personal interest in a transaction to which the Company intends to be a party and (2) codifies the duty of care and fiduciary duties, which an Office Holder has to the Company. An “Office Holder” is defined in the Companies Law as a director, general manager, chief business manager, vice general manager, other manager directly subordinated to the general manager and any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title.  Office Holders (including Directors) who have a personal interest in a matter which is considered at a meeting of the Board or the Audit Committee may not be present at such meeting, may not participate in the discussion, and may not vote on any such matter, except that such Office Holders may consent in writing to resolutions adopted by the Board and/or the Audit Committee by unanimous consent.

          Under Israeli law, an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two External Directors are serving as members of the audit committee and at least one of the external directors was present at the meeting in which an approval was granted.  Under the terms of our Amended and Restated Articles of Association, approval by the Audit Committee and the Board is required for (1) proposed transactions to which the Company intends to be a party in which an Office Holder has a direct or indirect personal interest, (2) actions or arrangements which may otherwise be deemed to constitute a breach of fiduciary duty or of the duty of care of an Office Holder to the Company, (3) arrangements with Directors as to the terms of office or compensation, and (4) indemnification of Office Holders. Arrangements with Directors as to the terms of their service or compensation also require shareholder approval. All arrangements as to compensation of Office Holders who are not Directors require approval of the Board.  In certain circumstances, the matters referred to in (1), (2), (3) and (4) may also require shareholder approval.

          In addition to the applicable provisions of the Companies Law, the Audit Committee operates under the terms of a written charter adopted by it, the adequacy of which it reviews and reassesses on an annual basis.

Stock Option Committees

          Under the Companies Law the Board may not delegate its powers to a committee of the Board, among others, with regard to allotting shares or securities convertible into shares of the Company or realizable as shares of the Company. In March 1998, the Company established the Stock Option & Compensation Committee. The Stock Option & Compensation Committee is charged with administering and overseeing the distribution of stock options under the approved stock option plan of the Company — the 2000 Stock Option Plan, as amended on July 2003. The Stock Option & Compensation Committee may recommend the Board to approve the grant of options under the approved stock option plan, but the final approval of the grant is subject to an affirmative resolution of the Board. The Stock Option & Compensation Committee is presently composed of three members: Robert F. Hussey, Oded Akselrod and Lauri A. Hanover. In July 1999, the Board established the Non-Employee Stock Option Committee (the “NESOC”), to administer the 1998 Stock Option Plan for Non-Employee Directors, subject to the provisions of the Companies Law.

Compensation of Directors and Executive Officers

          For the year ended December 31, 2003, the aggregate compensation paid by the Company to the Directors and executive officers of the Company (a total of 10 persons, including 2 directors who left the Board during 2003) amounted to approximately $0.198 million. Each Non-Executive Director is entitled to receive an annual fee of $8,000, an additional $500 participation fee for participation in each meeting of the Board, and an additional $250 participation fee for the participation in a meeting of a committee of the Board. The Chairman of the Board and chairman of any committee of the Board will be entitled to an additional annual fee of $5,000.

          Under the 1998 Plan, Mr. Hussey, who is a Director of the Company, was granted on October 26, 1998, August 1, 1999, August 1, 2000,  August 1, 2001, August 1, 2002, August 1, 2003 and August 1, 2004 options to purchase 10,000 ordinary shares of the Company. Each of Lauri A. Hanover and Koby Shtaierman, who are External Directors of the Company, were granted on November 18, 2003 options to purchase 6,667 ordinary shares of the Company. On December 30, 2004, each of Ms. Hanover, Mr. Shtaierman and Oded Akselrod were granted options to purchase 10,000 ordinary shares of the Company. On December 30, 2004 Tammy Peller was granted options to purchase 6,667 ordinary shares of the Company. The exercise price for the underlying shares of such options is the “Fair Market Value” (as defined in the 1998 Plan) of the ordinary shares at the date of grant.

Shareholder Approval

          We are seeking shareholder approval of the remuneration to the Acting Chairman of the Board since the Companies Law provides that the engagement of a company with a director regarding the terms of his or her office, including the grant of an exculpation, insurance, undertaking to indemnify or indemnification under a permit to indemnify, and any engagement with a director as to the terms of his employment in other positions in the company, requires the approval of the company’s audit committee, board of directors and shareholders, in that order.

Vote of Dan Purjes’ Shares on PROPOSAL 4

          As described in PROPOSAL 3, Dan Purjes, a former Director and former Chairman of the Board, and owner of approximately 30% of NUR’s ordinary shares, agreed to place the shares beneficially owned by him and by his family and affiliates into a voting trust. As a result, when the shares beneficially owned by Mr. Purjes and by his family and affiliates are placed in the voting trust, the voting control of all such shares will be controlled by New York Private Bank & Trust Company, an independent trustee, who will vote those securities proportionally according to the votes cast by NUR’s other shareholders on any matter submitted to a shareholder vote, including PROPOSAL 4.

Proposal

          At the meeting, the Board will propose that the following resolution be adopted:

          “RESOLVED, that the terms of remuneration to the Acting Chairmen of the Company’s Board of Directors, presented to the Special General Meeting of Shareholders and described in the Company’s Proxy Statement dated March 22, 2005, be and hereby are, approved.”

Board Recommendation

          The Board recommends that the shareholders vote “FOR” the remuneration of the Acting Chairman of the Board, including the quarterly grant of options to purchase ordinary shares.

PROPOSAL 5

INCREASE OF SHARE CAPITAL

Background

          Under the Company’s Amended and Restated Articles of Association, the Company’s authorized share capital is NIS 50,000,000 consisting of 50,000,000 ordinary shares. As of the date of this Proxy Statement, the Company’s issued share capital (without taking into effect any options, warrants and other convertible securities) is 26,205,681.

          In order to permit the Company the issuance of the Inspire Shares under the Private Placement described in PROPOSAL 1, the Bank Shares under the Debt Restructuring as described in PROPOSAL 2 and in order to reserve enough authorized and unissued share capital for the issuance of the Inspire Warrant Shares described in PROPOSAL 1, the Bank Warrant Shares described in PROPOSAL 2 and the ordinary shares underlying the Purjes Warrant as described in PROPOSAL 3, an increase of the Company’s authorized share capital is required.

          The Board recommends an increase in the share capital of the Company by NIS 70,000,000 divided into 70,000,000 ordinary shares, so that following the increase the Company’s authorized share capital will be NIS 120,000,000 divided into 120,000,000 ordinary shares. The new ordinary shares shall have the same rights and obligations as the existing ordinary shares as specified in the Company’s Amended and Restated Articles of Association.

          The proposed increase will give the Company a sufficient number of unreserved and unissued shares to allow the Company to consummate the Private Placement described in PROPOSAL 1, the Debt Restructuring described in PROPOSAL 2, the grant of the Purjes Warrant described in PROPOSAL 3 and is designed to provide flexibility to the Company. Any remaining authorized shares may be issued in the future by the Board, without further shareholder approval (unless required by applicable laws, regulations or rules), for such corporate purposes as the Board may deem in the best interest of the Company. At present, the Company is not engaged in any specific transaction pursuant to which the shares being authorized hereunder would be required to be issued.

          The issuance of a significant amount of additional authorized shares, however, could result in dilution of the beneficial ownership interests and/or voting power of the Company’s current shareholders.

Dilutive Effect

          The Private Placement described in PROPOSAL 1 and the Debt Restructuring described in PROPOSAL 2 will have a highly dilutive effect on current holders of ordinary shares in that the percentage ownership of current NUR shareholders will decline significantly as a result of the Private Placement and the Debt Restructuring.  The number of shares issued pursuant to the Private Placement and the Debt Restructuring will increase substantially the number of ordinary shares currently outstanding.  This means that our current shareholders will own a much smaller interest in NUR as a result of the Private Placement and the Debt Restructuring.

          For purposes of illustration only, a shareholder who owns 10% of our outstanding ordinary shares as of March 1, 2005, would own:

•

Just 6.3% of the outstanding ordinary shares immediately following the Private Placement described in PROPOSAL 1 (or 4.6% on a fully diluted basis), assuming the issuance of 15,384,615  ordinary shares and warrants to purchase 15,384,615 ordinary shares to the Inspire Investors. This represents a dilutive effect of 37% (or 54% on a fully diluted basis). The dilutive effect on all shareholders, except for the lender banks and Dan Purjes, collectively, will be 37% (47.9% on a fully diluted basis);

•

Just 8.39% of the outstanding ordinary shares immediately following the Debt Restructuring described in PROPOSAL 2 (or 4.48% on a fully diluted basis), assuming the issuance of 5,000,000 ordinary shares and warrants to purchase 20,000,000 ordinary shares to the lender banks. This represents a dilutive effect of 16.1% (or 55.2% on a fully diluted basis). The dilutive effect on all shareholders, except for the lender banks and Dan Purjes, collectively, will be 16% (42.82% on a fully diluted basis);

•

10% of the outstanding ordinary shares immediately following the grant of a warrant to Dan Purjes described in PROPOSAL 3 (or 7.2% on a fully diluted basis), assuming the grant of a warrant to purchase 3,000,000 ordinary shares to Dan Purjes. This represents a dilutive effect of 0% (or 28% on a fully diluted basis). The dilutive effect on all shareholders, except for the lender banks and Dan Purjes, collectively, will be 0% (or 8.24% on a fully diluted basis).

•

Just 5.61% of the shares outstanding immediately following the Private Placement, the Debt Restructuring and the grant of the Purjes Warrant (2.83% on a fully diluted basis), assuming the issuance of 20,384,615 ordinary shares and warrants to purchase 38,384,615 ordinary shares to the Inspire Investors, the lender banks and Dan Purjes, in the aggregate. This represents a dilutive effect of 43.9% (71.7% on a fully diluted basis). The dilutive effect of all shareholders, except for the lender banks and Dan Purjes, collectively, will be 43.9% (63.7% on a fully diluted basis).

          The following table reflects the dilutive effect of the Private Placement, the Debt Restructuring and the grant of the warrant to Mr. Purjes:

	Securities beneficially owned prior to the proposed transactions*				Securities offered		Securities beneficially owned after the proposed transactions**

Holder	Shares	Outstanding Percent	Warrants^	Fully Diluted Percent	Shares	Warrants	Outstanding Shares	Outstanding Percent	Warrants^	Fully Diluted Percent

Dan Purjes^^	7,242,112	27.64%	637,737	23.61%	-	3,000,000	7,242,112	15.55%	3,637,737	11.81%
Lender banks	-	-	1,340,000	4.01%	5,000,000	20,000,000	5,000,000	10.73%	21,340,000	28.59%
Other holdersΨ	18,959,402	72.36%	5,197,573	72.38%	-	-	18,959,402	40.70%	5,197,573	26.22%
Inspire	-	-	-	-	15,384,615	15,384,615	15,384,615	33.02%	15,384,615	33.39%

Total	26,201,514	100.00%	7,175,310	100.00%	20,384,615	38,384,615	46,586,129	100.00%	45,559,925	100.00%

*

As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. The amounts and percentages are based upon 26,201,514 ordinary shares and 7,175,310 warrants outstanding as of March 1, 2005.

**

The securities beneficially held by a holder assuming (1) the closing of the Private Placement, (2) the closing of the Debt Restructuring, and (3) the grant of a warrant to Dan Purjes to purchase 3,000,000 ordinary shares, and the issuance of 20,384,615 ordinary shares and warrants to purchase 38,384,615 ordinary shares.

^	For purposes of this table, a person is deemed to be the beneficial owner of warrants if such beneficial owner can acquire through the exercise of any option or warrant ordinary shares.
^^

According to Amendment No. 5 to Schedule 13-D filed by Mr. Purjes with the SEC on May 16, 2004, Mr. Purjes beneficially owned 7,820,851 ordinary shares of the Company. Following May 16, 2004, the Company issued to Mr. Purjes an aggregate of 59,898 ordinary shares in consideration for management services rendered to the Company by Mr. Purjes until December 20, 2004 pursuant to a Terms of Services Agreement dated December 31, 2001.

Ψ	The amounts and percentages include the ordinary shares underlying options under the Company’s approved stock option plans.

          The increase of the Company’s authorized share capital as proposed hereunder requires the amendment of Article 4 of the Company’s Amended and Restated Articles of Association and Article 4 of the Company’s Memorandum of Association.

Proposal

          At the meeting, the Board will propose that the following resolutions be adopted:

          “RESOLVED, to increase the Company’s authorized share capital by NIS 70,000,000 divided into 70,000,000 ordinary shares, nominal value NIS 1.00 each, so that following the increase the Company’s authorized share capital will be NIS 120,000,000 divided into 120,000,000 ordinary shares.

          RESOLVED, to replace Article 4 of the Company’s Amended and Article 4 of the Company’s Restated Articles of Association and Memorandum of Association in their entirety with the following Article 4:

          4.         The Company’s authorized share capital will be NIS 120,000,000 divided into 120,000,000 ordinary shares of the Company, nominal value NIS 1.00 each.”

Vote of Dan Purjes’ Shares on PROPOSAL 5

          As described in PROPOSAL 3, Dan Purjes, a former Director and former Chairman of the Board, and owner of approximately 30% of NUR’s ordinary shares, agreed to place the shares beneficially owned by him and by his family and affiliates into a voting trust. As a result, when the shares beneficially owned by Mr. Purjes and by his family and affiliates are placed in the voting trust, the voting control of all such shares will be controlled by New York Private Bank & Trust Company, an independent trustee, who will vote those securities proportionally according to the votes cast by NUR’s other shareholders on any matter submitted to a shareholder vote, including PROPOSAL 5.

Board Recommendation

          The Board recommends that the shareholders vote “FOR” the amendment increasing the Company’s authorized share capital.

PROPOSALS OF SHAREHOLDERS

          Any shareholder of the Company who intends to present a proposal at the meeting must satisfy the requirements of the Companies Law in order to have a proposal presented at the meeting.  Under the Companies Law, only shareholders who severally or jointly hold at least one percent (1%) of the Company’s outstanding voting rights are entitled to request that the Board include a proposal, in a future shareholders’ meeting, provided that such proposal is appropriate to be discussed in such meeting.

OTHER BUSINESS

          The Board is not aware of any other matters that may be presented at the meeting other than those mentioned in the attached Company’s Notice of Special General Meeting of Shareholders. If any other matters do properly come before the meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment, in the interest of the Company.

MAILING OF PROXY STATEMENT; EXPENSES; SOLICITATION.

          The Company expects to mail this Proxy Statement and the enclosed form of proxy to shareholders on or about March 23, 2005. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers, and employees of the Company, without receiving additional compensation, may solicit proxies by telephone, in person, or by other means. Brokerage firms, nominees, fiduciaries, and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of ordinary shares of the Company held of record by such persons, and the Company will reimburse such brokerage, nominees, fiduciaries, and other custodians for reasonable out-of-pocket expense incurred by them in connection therewith.

By Order of the Board of Directors,

Robert F. Hussey
Acting Chairman of the Board of Directors

Lod, Israel
Date: March 22, 2005

Exhibit A

The 1998 Share Option Plan

1998 SHARE OPTION PLAN FOR NON-EMPLOYEE DIRECTORS
(AS AMENDED ON AUGUST 2004)

NUR Macroprinters Ltd. hereby adopts the 1998 Share Option Plan for Non-Employee Directors (as amended on August 2004), as follows:

1.	Shareholder Approval and Purpose

1.1.

Shareholder Approval. At the Company’s December 8, 1998 Annual Meeting of Shareholders, the Plan, as amended on August 2004, was ratified by an affirmative vote of the holders of a majority of the Shares which were present in person or by proxy and entitled to vote at the Meeting.

1.2.

Purpose of the Plan. The Plan is intended to closely align the interests of the Non-Employee Directors with the interests of the Company’s shareholders. This is achieved by making a significant portion of Non-Employee Director compensation directly related to the total return performance of the Shares. The Plan also is intended to encourage Share ownership on the part of Non-Employee Directors.

2.	Definitions

The following words and phrases shall have the following meanings unless a different meaning is plainly required by the context:

	2.1.	“Award” means, individually or collectively, a grant under the Plan of an Option.

	2.2.	“Board” means the Board of Directors of the Company.

	2.3.	“Committee” means the committee appointed pursuant to Section 3.1 to administer the Plan.

	2.4.	“Company” means NUR Macroprinters Ltd., an Israeli corporation, or any successor thereto.

	2.5.	“Control”shall have the meaning ascribed thereto in Section 102 of the Ordinance.

	2.6.	“Director” means any individual who is a member of the Board.

2.7.

“Disability” means a permanent and total disability, as determined by the Committee (in its discretion) in accordance with uniform and non-discriminatory standards adopted by the Committee from time to time.

	2.8.	“Exercise Price” means the price at which a Share may be purchased by a Participant pursuant to the exercise of an Option.

2.9.

“Fair Market Value” means the average closing bid and sale prices of the Shares for the date in question as furnished by the National Association of Securities Dealers, Inc. through Nasdaq or any similar organization if Nasdaq is no longer reporting such information, or such other market on which the Shares are then traded, or if not then traded as determined in good faith (using customary valuation methods) by resolution of the members of the Board of Directors of the Company, based on the best information available to it.

2.10.

“Grant Date” means, with respect to 1998, October 26, 1998 and, with respect to each subsequent calendar year, August 1. For example, for 1999, the Grant Date is August 1, 1999. With respect to a particular Award, “Grant Date” means the particular Grant Date on which the Award was granted. Notwithstanding the preceding, a Non-Employee Director who is first elected or appointed on other than December 8, 1998, shall have only an initial Grant Date coincident with the date of his or her commencement of service on the Board.

2.11.

“Holding Period” means the period in which the Options granted to an Israeli Participant or, upon exercise thereof the Shares underlying thereunder, are to be held by the Trustee on behalf of such Israeli Participant, in accordance with Section 102 of the Ordinance, and pursuant to the Tax Track which the Company selects.

2.12.

“Israeli Participants” means Non-Employee Directors who do not Control the Company and who are subject to payment in Israel of tax on their income from the Company (other than withholding tax), as the Committee, in its discretion shall determine.

	2.13.	“Non-Employee Director” means a Director who is an employee of neither the Company nor of any Subsidiary.

	2.14.	“Non-Israeli Participants” means all Non-Employee Directors who are not Israeli Participants.

	2.15.	“Option” means an option to purchase Shares granted pursuant to Section 5

	2.16.	“Option Agreement” means the written agreement between the Company and a Participant setting forth the terms and provisions applicable to each Option granted under the Plan.

	2.17.	“Ordinance” means the Israeli Income Tax Ordinance [New Version], 1961, as amended and any regulations, rules, orders or procedures promulgated thereunder.

	2.18.	“Participant” means a Non-Employee Director who has an outstanding Award.

	2.19.	“Plan” means this 1998 Share Option Plan for Non-Employee Directors (as amended on October 2004), as set forth in this instrument and as hereafter amended from time to time.

	2.20.	“Shares” means the Ordinary Shares of the Company, NIS 1.0 nominal value.

2.21.

“Subsidiary” means any corporation in an unbroken chain of corporations beginning with the Company if each of the corporations other than the last corporation in the unbroken chain then owns shares possessing fifty percent (50%) or more of the total combined voting power of all classes of shares in one of the other corporations in such chain.

2.22.

“Tax Track” means one of the three tax tracks described under Section 102 of the Ordinance, specifically: (1) the “Capital Gains Track Through a Trustee”; (2) “Income Tax Track Through a Trustee”; or (3) the “Income Tax Track Without a Trustee”; each as defined respectively in Sections 6.2 and 6.3 of the Plan.

	2.23.	“Termination of Service” means a cessation of the Participant’s service on the Board for any reason.

	2.24.	“Trustee” means the trustee appointed by the Company under the Trust Agreement as set forth in Section 6.5 of the Plan.

3.	Administration

3.1.

The Committee. The Plan shall be administered by the Committee. The Committee shall consist of one or more Directors who shall be appointed by, and serve at the pleasure of, members of the Company’s Board who are not eligible to receive Awards under the Plan. The Committee shall be comprised solely of a Director or Directors who are not eligible to receive Awards under the Plan.

3.2.

Authority of the Committee. It shall be the duty of the Committee to administer the Plan in accordance with the Plan’s provisions. The Committee shall have all powers and discretion necessary or appropriate to administer the Plan and to control its operation, including, but not limited to, the power to (a) interpret the Plan and the Awards, (b) adopt rules for the administration, interpretation and application of the Plan as are consistent therewith, (c) interpret, amend or revoke any such rules, and (d) adopt such procedures and subplans as are necessary or appropriate to permit participation in the Plan by Non-Employee Directors who are non-Israeli nationals or employed outside of Israel.

3.3.

Decisions Binding. Subject to the provisions of any applicable law, all determinations and decisions made by the Committee related to the Plan and its application shall be final, conclusive, and binding on all persons, and shall be given the maximum deference permitted by law.

4.	Shares Subject to the Plan

4.1.

Number of Shares. Subject to adjustment as provided in Section 4.3, the total number of Shares available and reserved for grant under the Plan shall not exceed 250,000. Shares granted under the Plan shall be taken from the Company’s authorized but unissued Shares.

	4.2.	Lapsed Awards. If an Award terminates or expires for any reason, any Shares subject to such Award again shall be available to be the subject of an Award.

4.3.

Adjustments in Awards and Authorized Shares. In the event of any merger, reorganization, consolidation, recapitalization, separation, liquidation, share dividend, split-up, Share combination, or other change in the corporate structure of the Company affecting the Shares, the Committee shall adjust the number and class of Shares which may be delivered under the Plan, and the number, class, and Exercise Price of Shares subject to outstanding Awards and future grants, in such manner as the Committee (in its sole discretion) shall determine to be appropriate to prevent the dilution or diminution of such Awards. Notwithstanding the preceding, the number of Shares subject to any Award always shall be a whole number.

5.	Share Options

	5.1.	Granting of Options

5.1.1.

Directors serving on the 1998 Grant Date. Each Non-Employee Director who is such on the 1998 Grant Date, shall automatically receive, as of the 1998 Grant Date, an Option to purchase 10,000 Shares. Each Non-Employee who has received an Option pursuant to the preceding sentence shall also automatically receive, as of each subsequent Grant Date, an Option to purchase 10,000 Shares, provided that the individual shall receive an Option on any such subsequent Grant Date only if he or she both (a) is a Non-Employee Director on the Grant Date, and (b) has served as a Non-Employee Director for the entire period since the last Grant Date.

5.1.2.

Directors first elected or appointed after the 1998 Grant Date. Each Non- Employee Director who first becomes such after the 1998 Grant Date, automatically shall receive on his or her initial Grant Date an option to purchase up to 10,000 Shares prorated based on the number of full months of service between the prior annual Grant Date and the next Grant Date. A Director joining the Board on or before the 15th day of the month will receive credit for service for the full month. For example, (a) if a Non-Employee Director joins the Company as such on June 15, 1999 such Director would be entitled to an initial grant of options to purchase 2,222 Shares and (b) if a Non-Employee Director joined the Company on June 15 of any subsequent year, such Director would be entitled to an initial grant of options to purchase 1,667 Shares. Each such Non-Employee Director also shall automatically receive, as of each subsequent Grant Date, an Option to purchase 10,000 Shares annually, provided that the individual shall receive an Option on any such Grant Date only if he or she both (y) is a Non- Employee Director on the Grant Date, and (z) has served as a Non-Employee Director for the entire period since the last Grant Date.

5.2.	Terms of Options

5.2.1.

Option Agreement. Each Option granted pursuant to this Section 5 shall be evidenced by a written Option Agreement (satisfactory to the Committee), which shall be executed by the Participant and the Company.

	5.2.2.	Exercise Price. The Exercise Price for the Shares subject to each Option shall be 100% of the Fair Market Value of such Shares on the applicable Grant Date.

5.2.3.

Exercisability. Each Option granted pursuant to Section 5.1 shall become fully exercisable immediately upon issuance. Options not exercised before the applicable expiration periods designated in Section 5.2.4. below shall terminate upon the expiration thereof.

	5.2.4.	Expiration of Options. Each Option shall terminate upon the first to occur of the following events,

		(a)	The expiration of ten (10) years from the applicable Grant Date;

(b)

The expiration of three (3) months from the date of the Participant’s Termination of Service prior to age 70 for any reason other than the Participant’s death or Disability, provided that the Committee, subject to subsequent shareholder approval, may determine to extend such period to a maximum of five years;

		(c)	The expiration of two (2) years from the date of the Participant’s Termination of Service by reason of Disability; or

		(d)	The expiration of one (1) year from the date of the Participant’s Termination of Service at or after age 70 for any reason other than the Participant’s death or Disability.

5.2.5.

Death of Director. Notwithstanding Section 5.2.4, if a Director dies prior to the expiration of his or her Option(s) in accordance with Section 5.2.4, his or her Option(s), which are exercisable on the date of his or her death shall terminate one (1) year after the date of death.

5.3.

Payment. Options shall be exercised by the Participant’s delivery of a written notice of exercise (satisfactory to the Committee) to the Company in care of Chief Financial Officer, 12 Abba Hillel Silver Street, P.O. Box 1281, Lod 71111, Israel, or at such other address as Company may hereafter designate in writing, setting forth the number of Shares with respect to which the Option is to be exercised, and accompanied by full payment for the Shares. Upon the exercise of any Option, the Exercise Price shall be payable to the Company in full in cash. As soon as practicable after receipt of a written notification of exercise and full payment for the Shares purchased, the Company shall deliver to the Participant (or the Participant’s designated broker), Share certificates (which may be in book-entry form) representing such Shares.

5.4.	Options are not Incentive Share Options. Options are not intended to be incentive stock options within the meaning of Section 422 of the United States Internal Revenue Code.

	5.5.	Conditions Upon Issuance of Shares

5.5.1.

Investment Representation. As a condition to the exercise of an Option, the Committee may require the person exercising such Option to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, upon the advice of counsel for the Company, such representation is required.

5.5.2.

Inability to Obtain Authority. The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which requisite authority shall not have been obtained.

6.	Awards to Israeli Participants

6.1.

Option Subject to Section 102 of the Ordinance. Awards to Israeli Participants shall be made under the provisions of Section 102 of the Ordinance. Anything herein to the contrary notwithstanding, the Grant Date of Options to Israeli Participants and elected to have their Options issued under the Tax Track that the Company has selected, shall not be earlier than the date at which the Plan was approved by the Israeli Tax Authorities.

6.2.

Trustee Tax Tracks. If the Company elects to grant Options through (i) the Capital Gains Tax Track Through a Trustee, or (ii) the Income Tax Track Through a Trustee, then, in accordance with the requirements of Section 102 of the Ordinance, the Company shall appoint a Trustee who will hold in trust on behalf of each Israeli Participant the Options and the Shares issued upon exercise of such Options.

The Holding Period for the Options will be as follows:

(1)

The Capital Gains Tax Track Through a Trustee – if the Company elects to Award the Options according to the provisions of this track, then the minimum Holding Period needed to benefit from that Capital Gain Tax Track will be twenty-four (24) months from the end of the tax year in which the Options were Awarded to the Trustee on behalf of the Israeli Participant, or such shorter period as may be approved by the Israeli Tax Authorities.

(2)

Income Tax Track Through a Trustee – if the Company elects to Award Options according to the provisions of this track, then the minimum Holding Period needed to benefit from that Income Tax Through a Trustee Track will be twelve (12) months from the end of the tax year in which the Options were Awarded to the Trustee on behalf of the Israeli Participant, or such shorter period as may be approved by the Israeli Tax Authorities.

Subject to Section 102 of the Ordinance, Israeli Participants who wish to benefit from the reduced tax shall not be able to receive from the Trustee, nor shall they be able to sell or dispose of Shares before the end of the applicable Holding Period. If an Israeli Participant sells or removes the Shares underlying an Award form the Trustee before the end of the applicable Holding Period (the “Breach”), such Israeli Participant shall pay all applicable taxes imposed on such Breach by the Ordinance.

In the event of a distribution of rights, including an issuance of bonus shares, in connection with Options originally granted (the “Additional Rights”), all such Additional Rights shall be allocated and/or issued to the Trustee for the benefit of Israeli Participant, and shall be held by the Trustee for the remainder of the Holding Period applicable to the Options originally Awarded. Such Additional Rights shall be treated in accordance with the provisions of the applicable Tax Track.

6.3.	Income Tax Track Without a Trustee. If the Company elects to Award Options according to the provisions of this track, then the Options will not be subject to a Holding Period.

6.4.

Track Selection. The Company, in its sole discretion, shall elect under which of the above three Tax Tracks, Awards to Israeli Participants shall be made and the Option Agreement will indicate the Tax Track under which the Options are being granted.

6.5.	Trust Agreement

6.5.1.

The terms and conditions applicable to the trust relating to Awards to Israeli Participants under the Tax Track selected by the Company shall be set forth in an agreement signed by the Company and the Trustee (the “Trust Agreement”).

6.5.2.

The Company shall cause the Trustee to exercise the Options by countersigning and delivering to the Company a notice of exercise, upon receipt of written instructions from the Participant thereof, provided, that the Israeli Participant has made appropriate arrangements for the payment of the Exercise Price of the Shares issuable upon such exercise.

6.6.	Tax Matters

6.6.1.

Awards to Israeli Participants shall be governed by, and shall conform with and be interpreted so as to comply with, the requirements of Section 102 of the Ordinance and any written approval from the Israeli Tax Authorities. All tax consequences under any applicable law (other than stamp duty) which may arise from the Award of Options, from the exercise thereof or from the holding or sale of underlying Shares (or other securities issued under the Plan) by or on behalf of an Israeli Participant, shall be borne solely on such Israeli Participant. An Israeli Participant shall indemnify the Company and hold it harmless against and from any liability for any such tax or any penalty, interest or indexing.

6.6.2.

If the Company elects to Award Options according to the provisions of the Income Tax Track Without a Trustee (Section 6.3 of the Plan), and if prior to the exercise of any and/or all of these Options, an Israeli Participant ceases to be a director of the Company, such Israeli Participant shall deposit with the Company a guarantee or other security as required by law, in order to ensure the payment of applicable taxes upon the exercise of such Options.

6.6.3.

Until all taxes relating to Awards to Israeli Participants have been paid in accordance with the Ordinance, Options and/or the Shares underlying thereunder may not be sold, transferred, assigned, pledged, encumbered, or otherwise willfully hypothecated or disposed of, and no power of attorney or deed of transfer, whether for immediate or future use may be validly given. Notwithstanding the foregoing, the Options and/or the Shares underlying thereunder may be validly transferred in a transfer made by will or laws of descent, provided that the transferee thereof shall be subject to the provisions of Section 102 of the Ordinance and the rules thereunder as would have been applicable to the deceased Israeli Participant were he or she to have survived.

7.	Miscellaneous

7.1.

No Effect on Service. Nothing in the Plan shall (a) create any obligation on the part of the Board to nominate any Participant for reelection by the Company’s shareholders, or (b) interfere with or limit in any way the right of the Company to terminate any Participant’s service.

7.2.

Successors. All obligations of the Company under the Plan shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business or assets of the Company.

7.3.

Beneficiary Designations. If permitted by the Committee, a Participant may name a beneficiary or beneficiaries to whom any vested but unpaid Award shall be paid in the event of the Participant’s death. Each such designation shall revoke all prior designations by the Participant and shall be effective only if given in a form and manner acceptable to the Committee. In the absence of any such designation, any vested benefits remaining unpaid at the Participant’s death shall be paid to the Participant’s estate and, subject to the terms of the Plan and of the applicable Option Agreement, any unexercised vested Award may be exercised by the administrator or executor of the Participant’s estate.

7.4.

Nontransferability of Awards. No Award granted under the Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will, by the laws of descent and distribution, or to the limited extent provided in Section 7.3. All rights with respect to an Award granted to a Participant shall be available during his or her lifetime only to the Participant.

7.5.

No Rights as Shareholder. Except to the limited extent provided in Section 7.3, no Participant (nor any beneficiary) shall have any of the rights or privileges of a shareholder of the Company with respect to any Shares issuable pursuant to exercise of an Option, unless and until certificates representing such Shares shall have been issued, recorded on the records of the Company or its transfer agents or registrars, and delivered to the Participant, beneficiary or Company (as escrow agent).

7.6.

Withholding Requirements. Prior to the delivery of any Shares or cash pursuant to an Award (or exercise thereof), the Company shall have the power and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy governmental, federal, state, and local taxes (including the Participant’s FICA obligation) required to be withheld with respect to such Award (or exercise thereof).

8.	Amendment, Termination and Duration

8.1.

Amendment or Termination. The Board, in its sole discretion, may amend or terminate the Plan, or any part thereof, at any time and for any reason. The amendment, suspension, or termination of the Plan shall not, without the consent of the Participant, alter or impair any rights or obligations under any Award theretofore granted to such Participant.

8.2.

Duration of the Plan. The Plan shall commence on the date specified herein, and subject to Section 8.1 (regarding the Board’s right to amend or terminate the Plan), shall remain in effect thereafter for a period of ten (10) years from the date hereof.

9.	Legal Construction

9.1.

Gender and Number. Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine; the plural shall include the singular and the singular shall include the plural.

9.2.

Severabilitv. In the event any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

9.3.

Requirements of Law. The granting of Awards and the issuance of Shares under the Plan shall be subject to all applicable laws, rules, and regulations, whether of the State of Israel or of the United States or any other state having jurisdiction over the Company and the Participant, including the registration of the Shares under United States Securities Act of 1933, and to such approvals by any governmental agencies or national securities exchanges as may be required.

9.4.

Compliance with Rule 16b-3. For the purpose of ensuring that transactions under the Plan do not subject Participants to liability under Section 16(b) the Securities Exchange Act of 1934, as amended (the “1934 Act”), if the Participants shall become subject thereto, all transactions under the Plan are intended to comply with all applicable conditions of Rule 16b-3 promulgated under the 1934 Act, and any future regulation amending, supplementing or superseding such regulation. To the extent any provision of the Plan, Option Agreement or action by the Committee or a Participant fails to so comply, it shall be deemed null and void, to the extent permitted by law and deemed advisable by the Committee.

9.5.

Governing Law. The Plan and all Option Agreements shall be construed in accordance with and governed by the laws of the State of Israel without giving effect to any choice or conflict of law provision or rule (whether of Israeli or otherwise) which would cause the application of the laws of any jurisdiction other than Israel.

	9.6.	Captions. Captions provided herein are for convenience only, and shall not serve as a basis for interpretation or construction of the Plan.

***

Exhibit B

Share Purchase Agreement

SHARE PURCHASE AGREEMENT

This Share Purchase Agreement (this “Agreement”) is entered into as of December 29, 2004, by and among NUR Macroprinters Ltd., a company registered under the laws of the State of Israel (the “Company”) and Inspire Investments Ltd.  (the “Lead Investor”) together with any  subsidiary or any other entity controlled, controlling or under common control therewith listed in Schedule A, a copy of which will be attached to this Agreement prior to the Closing or any other person or entity listed in Schedule A and agreed to by the Company (each, the “Investor” and collectively, the “Investors”).

WHEREAS,	the Company wishes that the Investors make an investment in the Company and the Investors agree to make an investment in the Company, upon the terms and conditions set forth herein;

NOW, THEREFORE, the parties agree as follows:

1.	INVESTMENT; ACQUIRED SHARES

1.1.

At Closing (as defined below), the Company shall issue and the Investors shall acquire 15,384,615 newly issued Ordinary Shares, nominal value NIS 1.00 per share, of the Company (the “Acquired Shares”) to be allocated between the Investors as set forth in Schedule A, free and clear of any lien, encumbrance, debt, or any other third party right whatsoever at a price per share of US$0.65 (the “Price Per Share”) and for an aggregate purchase price of US$10,000,000 for all the Acquired Shares (the “Purchase Price”).

	1.2.	The Purchase Price will be paid by a wire transfer to the Company at the Closing.

2.	GRANT OF WARRANTS

2.1.

At the Closing, the Company shall issue to the Investors 7,200,000 warrants to be allocated between them as set forth in Schedule A (the “Warrants”) exercisable into 7,200,000 newly issued Ordinary Shares (the “Warrant Shares”) for an exercise price of US$0.75 per Warrant Share (the “Exercise Price”). Upon issuance, the Warrant Shares shall be free and clear of any lien, encumbrance debt, or any other third party right whatsoever. A form of the Warrants to be issued to the Investors is attached hereto as Schedule 4.2.1(d).

	2.2.	The Warrants shall be issued to the Investors at the Closing for no additional payment or consideration.

2.3.

The Warrants may be exercised by the holders thereof in whole or in part, against payment of the applicable Exercise Price per Warrant Share, at any time, from time to time, from the Closing and until the fifth (5th) anniversary of the Closing (the “Exercise Period”). All unexercised Warrants shall expire immediately after the end of the Exercise Period. The Company acknowledges that the Investors may transfer part of the Warrants to a major shareholder of the Company who may be deemed to have control over the Company prior to Closing as part of a shareholder’s agreement to be entered into by said shareholder and the Investors or any of them.

3.	CLOSING

3.1.

The transactions contemplated hereby shall take place at a closing (the “Closing”) to be held at the offices of Yossi Avraham & Co., Law Offices, 3 Daniel Frisch Street, Tel Aviv, Israel, on the later of: (i) 60 days from the date of this Agreement or (ii) the date that the Company shall have approved the audited financial statements for the year ending on December 31, 2004, or at such other date, time and place as the Company and the Lead Investor shall have mutually agreed to.

	3.2.	At the Closing, the following transactions shall occur simultaneously:

		3.2.1.	The following documents shall have been provided to the Lead Investor:

(a)

a resolution of the Audit Committee of the Board of Directors of the Company (the “Board”) in the form attached hereto as Schedule 3.2.1(a) approving the terms and conditions of this Agreement and the transactions contemplated hereunder.

(b)

a resolution of the Board in the form attached hereto as Schedule  3.2.1(b): (i) ratifying the Audit Committee’s resolution to approve the terms and conditions of this Agreement and the transactions contemplated hereunder, (ii) authorizing the execution, performance and delivery of this Agreement and all related documents thereunder, (iii) approving the Debt Restructuring Agreement (as defined below), and (vi) approving the issuance of all the Acquired Shares and the Warrants to the Investors on the date of Closing, conditional upon payment of the Purchase Price;

(c)

minutes of the general meeting of the Company’s shareholders signed by the chairman of the meeting to be attached as Schedule 3.2.1(c): (i) amending the Company’s share capital, and (ii) approving the this Agreement and the transactions contemplated hereunder;

			(d)	the Warrants in the form attached hereto as Schedule 3.2.1(d) duly executed by the Company and issued to each Investor, in the amount set next to such Investor’s name in Schedule A.

(e)

executed rearrangement and rescheduling  agreement of the Company’s debts with Bank Hapoalim B.M., Bank Leumi le-Israel B.M. and Israel discount Bank Ltd. (hereinafter, the “Banks”), which will be acceptable to Lead Investor, a copy of which will be attached to this Agreement as Schedule 3.2.1(e) (the “Debt Restructuring Agreement”).

			(f)	a signed copy of the 2004 Financial Statements (as defined below).

		3.2.2.	The Company and the Investors shall execute and deliver the Registration Rights Agreement attached hereto as Schedule 8 (the “Registration Rights Agreement”).

3.2.3.

Each of the Investors shall pay to the Company its proportional share of the Purchase Price, by way of instructing a bank transfer to the Company’s account, pursuant to wiring instructions given in writing by the Company prior to Closing.

4.	CLOSING CONDITIONS

4.1.

The Closing of the transaction contemplated hereunder and the obligations of the Investors is subject to the following conditions precedent, any one or more of which may be waived in whole or in part by the Lead Investor:

		4.1.1.	the Investor’s full satisfaction of its due diligence requirements, including without limitation business, financial and legal due diligence;

		4.1.2.	approval of any required regulatory or governmental authority, if any;

		4.1.3.	the execution of the Debt Restructuring Agreement, a copy of which will be attached to this Agreement as Schedule 3.2.1(e);

4.1.4.

the Company’s obtaining all required corporate approvals, including the approval of the Company’s shareholders for the terms of this Agreement and the transactions contemplated hereunder and any other related transaction;

		4.1.5.	the Banks’ approval of this Agreement and the transactions contemplated hereunder; and

		4.1.6.	the Company shall have approved its audited financial statements for the year ending on December 31, 2004.

4.2.

The Closing and the obligations of the Company to issue the Acquired Shares and the Warrants to the Investors are subject to the following conditions precedent, any one or more of which may be waived in whole or in part by the Company:

		4.2.1.	the payment by the Investors of the Purchase Price at the Closing; and

		4.2.2.	Approval of this Agreement and the transactions contemplated thereunder by any required corporate action by the Investors.

5.	CAPITALIZATION

5.1.

For the purpose herein, “fully diluted basis” shall include all issued Ordinary Shares, and all outstanding options, warrants or any other securities issued by the Company, which are convertible or exchangeable into Ordinary Shares.

5.2.

As of the date of this Agreement, the Acquired Shares constitute 37.04% of the issued share capital of the Company, and 27.41% of the share capital of the Company, on a fully diluted basis (excluding the Warrants and the Warrant Shares). The Acquired Shares and the Warrant Shares collectively constitute on the date hereof 40.25% of the issued share capital of the Company, on a fully diluted basis, all as detailed in the capitalization table attached hereto as Schedule 5.2.

5.3.

All prices and/or quantities in this Agreement for the Acquired Shares and Warrants shall be subject to adjustment in any recapitalization event – stock split, reverse stock split, bonus shares, reclassification and other changes in the structure of the share capital of the Company.

5.4.

The Company agrees and undertakes that until the Closing it will not sell issue, allot,  grant or transfer in any other way any shares, options, warrants or any other securities which are convertible or exchangeable into  shares of the Company (collectively, the “Securities”) to any person or entity, except for issuances of Ordinary Shares (a) to holders of Securities which are outstanding on the date hereof pursuant to the respective terms and conditions of those Securities, or (b) as approved in advance and in writing by the Lead Investor.

6.	REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to the Investors, and acknowledges that the Investors are entering into this Agreement in reliance thereon, as follows:

6.1.

Organization. The Company is duly organized and existing under the laws of the state of Israel as a public company limited by shares pursuant to the Companies Law 5759-1999 (the “Companies Law”), and registered by the Registrar of Companies as a public company, number 52-003986-8.

6.2.

Validly Existing. The Company validly exists as a company under the laws of the State of Israel. The Company has the full corporate power and authority to conduct its business as currently conducted and the Company had at all relevant times the full corporate power and authority to conduct its business as previously conducted, save that if at any time the Company did not have the full corporate power and authority to conduct its business as previously conducted, the lack of such corporate power and authority did not have a material adverse effect on the Company.

6.3.

Public Listing. As of October 1995 the Ordinary Shares of the Company are registered for trading on the Nasdaq Small Cap Market (“Nasdaq”), and currently the Ordinary Shares are traded under the symbol “NURM”. As of the date hereof, the Acquired Shares and the Warrant Shares underlying the Warrants, when issued, will qualify for registration on Nasdaq. Notwithstanding the preceding sentence on December 22, 2004, the Company has received a delisting notice from Nasdaq Listing Qualifications. The Company intends to appeal such delisting notice as indicated in the report on Form 6-K filed with the SEC on December 23, 2004, a copy of which is attached hereto Schedule 6.3.

6.4.

Share Capital. The registered share capital of the Company is NIS 50,000,000 divided into 50,000,000 Ordinary Shares, of which no more than 26,094,451 Ordinary Shares are issued and outstanding as of November 30, 2004. In addition, as of November 30, 2004 the Company had issued and outstanding options, warrants and other securities exercisable into no more than 7,034,838 Ordinary Shares. The Company undertakes that on or prior to the Closing, it shall have authorized and reserved share capital as required for issuance of the Acquired Shares and the Warrant Shares in order to meet the rights represented by Warrants.

6.5.

Full Disclosure. To the best of the Company’s knowledge, the Form 20-F of the Company of March 31, 2004 (the “20-F Form”) that includes the Company’s annual report for the year ended December 31, 2003 and all subsequent filings filed by the Company (copies of which are attached hereto as Schedule 6.5) do not incorporate or contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

6.6.	Financial Statements

(a)

True and complete copies of the audited consolidated balance sheet of the Company as at December 31, 2004, and the related audited consolidated statements of operations, changes in shareholders’ equity and cash flows of the Company for the year then ended, together with the notes thereto and the certification of Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global) relating thereto (the “2004 Financial Statements”), will be attached to this Agreement as soon as practicable and marked as Schedule 6.6. (a).

(b)

The 2004 Financial Statements will be accurate and complete in all material respects, and the dollar amount of each line item included therein will be accurate in all material respects. The 2004 Financial Statements will present fairly in all material respects the financial position of the Company as of the date thereof and the results of operations, changes in shareholders’ equity and cash flows of the Company for the periods covered thereby.  The 2004 Financial Statements will be prepared in accordance with U.S. GAAP, to be applied on a consistent basis throughout the periods covered.

6.7.

Reports. The Company has timely filed, or caused to be filed, with the appropriate authorities all filings,  reports and returns required to be filed by it, or with respect to it, its business, operations or assets, including, without limitation, all tax returns, and as of the time of filing, such filings, reports and returns were true and complete in all material respects.

6.8.

Due Authorization. The Warrants, when issued at the Closing in accordance with the provisions of this Agreement and the Ordinary Shares underlying the Warrants (the “Warrant Shares”), shall all be duly authorized, validly issued, and upon payment of the Exercise Price thereof - fully paid, non-assessable and clear and free from any lien, encumbrance, or any other third party right whatsoever.

6.9.

Approvals. The execution and delivery of this Agreement and the full performance of all other obligations and undertakings of the Company contemplated hereunder including the issuance of the Acquired Shares and the grant of the Warrants shall have been duly approved by the Board. Shareholder approval, pursuant to The Nasdaq Stock Market Inc. Marketplace Rule (4350(i)), or if required under any other applicable law, will be sought by the Company prior to the completion of Closing. Subject to such shareholders approval, all acts required to be taken by the Company to authorize the execution and delivery of this Agreement, the performance of each of its obligations hereunder and the consummation of the transaction contemplated hereunder have been duly taken and are legally valid and in full force and effect.

6.10.

No Violation. The execution and delivery of this Agreement and the performance of and compliance with all other obligations and undertakings of the Company contemplated hereunder do not and will not result in a violation of, or conflict with, or constitute a default, or give rise to any right of termination, cancellation or acceleration or the loss of any benefit under: (i) the Amended and Restated Articles of Association of the Company; (ii) any note or material contract, in any form, to which the Company is a party or by which it or any of its property is bound or affected having an adverse material effect on the Company; or (iii) any applicable law in any relevant jurisdiction, order, injunction, or judgment of any court or governmental bureau or authority, domestic or foreign, or any arbitration award applicable to it or any of its properties or assets.

6.11.

Binding Obligation. This Agreement, when executed and delivered by or on behalf of the Company, shall, subject to the shareholders’ approval and other consents to be obtained by the Company on or before the date of Closing under any applicable law, constitute the valid and legally binding obligation of the Company, legally enforceable against the Company in accordance with its terms. There is no consent, approval, order, license, permit, action by, or authorization of, or filing with any governmental authority (including any notifications) or any person that is required to be obtained or made on the part of the Company prior to the Closing (other than shareholders approval as detailed in Section 3.2 above) that has not been, or will not have been, obtained by the Company prior to the Closing in connection with the valid execution, delivery, and performance of this Agreement.

6.12.

Effectiveness. Each representation and warranty herein is deemed to be made on the date of this Agreement (unless specifically stated otherwise) and shall survive and remain in full force and effect at the Closing.

7.	REPRESENTATIONS REGARDING THE INVESTORS AND THE ACQUIRED SHARES

Each Investor hereby represents and warrants to the Company, and acknowledges that the Company is entering into this Agreement in reliance thereon, as follows:

7.1.

Organization. Each Investor has been duly organized and validly exists under the laws of the jurisdiction of its formation. Each Investor has all requisite power and authority to execute and deliver this Agreement and other agreements contemplated hereby or which are ancillary hereto and to consummate the transactions contemplated hereby.

7.2.

Enforceability. This Agreement, when executed and delivered by the Investor, will constitute a valid, binding, and enforceable obligation of the Investor subject to the fulfillment of the conditions precedent as set forth in Section 4 hereinabove.

7.3.

Authorization. The execution and delivery of this Agreement and the performance of the obligations of such Investor will be duly authorized by all necessary corporate action prior to Closing , and the fulfillment of and compliance with the respective terms and provisions hereof and thereof, and the consummation by such Investor of this Agreement do not and will not conflict with, or violate any provision of, any law having applicability to such Investor or any of its respective assets; or result in any breach of, or constitute a default under any agreement to which such Investor is a party.

7.4.

Accredited Investor. Each Investor represents that it is an “accredited investor”, as that term is defined in Rule 501 of Regulation D under Securities Act of 1933, as amended (the “Securities Act”) and has such business and financial experience as is required to protect its own interests in connection with its decision to enter this Agreement and to purchase the Acquired Shares and the Warrants.

7.5.

Absence of Registration. Each Investor understands, acknowledges and agrees that the Acquired Shares, the Warrants and the Warrant Shares have not been registered under the Securities Act and may not be offered or sold in the United States or to US persons unless such shares are registered under the Securities Act and applicable state securities laws, or an exemption from the registration requirements of the Securities Act and such state securities laws is available. The Investors understand that the certificate evidencing the Acquired Shares and the Warrant Shares will be imprinted with a legend in substantially the following form:

“THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933 (THE “SECURITIES ACT”). THE SHARES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THESE SHARES UNDER THE SECURITIES ACT, OR AN OPINION OF COUNSEL FOR THE HOLDER OF THE SHARES SATISFACTORY TO NUR MACROPRINTERS, THAT REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT.”

7.6.

Investment Purpose. Each Investor represents and agrees that the Acquired Shares, the Warrants and the Warrants Shares are purchased and issued for investment purposes, for its own account, and without present intention to sell or distribute them other than under applicable securities laws and the terms of this Agreement.

7.7.

Receipt of Information; Without derogating from the Company’s undertakings under this Agreement, including the accuracy of all representations and warranties made by it, at the Closing, each Investor will be deemed to have confirmed that it has reviewed the previous public information regarding the Company and the information provided to it by the Company and has conducted such independent examinations as it deemed necessary.

7.8.

Effectiveness. Each representation and warranty herein is deemed to be made on the date of this Agreement (unless specifically stated otherwise) and shall survive and remain in full force and effect at the Closing.

8.	REGISTRATION RIGHTS

The Investors shall be granted with certain registration rights with respect to the Acquired Shares and the Warrant Shares as set forth in the Registration Rights Agreement attached hereto as Schedule 8 (the “Registration Rights”).

9.	ARRANGEMENT WITH THE BANKS

9.1.

The Board shall have approved and executed, at least 7 days prior to the Closing the Debt Restructuring Agreement with the Banks, a copy of which will be attached to this Agreement as Schedule 3.2.1(e)

	9.2.	The Company agrees and undertakes to authorize a representative of the Lead Investor to negotiate, on its behalf, with the assistance of the Company’s management, the Debt Restructuring Agreement.

10.	BOARD OF DIRECTORS

The Company undertakes that a meeting of the Board will be convened on or prior to the Closing date whereby the Board will elect three (3) nominees proposed by the Lead Investor to serve, as members of the Board effective immediately after the Closing is completed and will convene a general meeting of the Company’s shareholders for the election of the members of the Board.

11.	NON-DISCLOSURE

11.1.

The terms and conditions described in this Agreement, including its existence, shall be confidential information and neither of the parties shall disclose or reveal it to any other person, firm, corporation or other third party, except (i) as required under any applicable law, or (ii) otherwise explicitly agreed between the Company and the Lead Investor. If either party determines that one of the foregoing exceptions has occurred, it shall, to the extent possible, consult with the other party prior to any such disclosure.

	11.2.	In the event that the Closing does not occur, the parties’ respective obligations of confidentiality under this Agreement shall nonetheless survive.

11.3.

The provisions of this Section 11 are subject to and do not deem to amend or replace that certain letter agreement regarding confidentiality, which was entered between the parties on December 16, 2004, a copy of which is attached hereto as Schedule 11.3.

12.	NO SHOP

During a period ending on the earlier of: (i) ninety (90) days following the signing of this Agreement or (ii) seven (7) days after the approval of the audited financial statements of the Company for the year ending on December 31, 2004, the Company or any person acting on its behalf (a) shall not solicit, negotiate and/or accept any financing or investment offers by other parties without the written consent of the Investor, and (b) shall not declare or make any distribution to shareholders or enter into any new transaction with any “Interested Party”, as defined in the Israeli Securities Act, 1968.

13.	GOVERNING LAW AND JURISDICTION

This Agreement and the transaction contemplated hereunder shall be governed by and construed in accordance with the laws of the State of Israel, without giving effect to rules respecting conflict of law that would cause the laws of any jurisdiction other than the State of Israel to be applied. The competent courts of Tel Aviv-Jaffa shall have sole jurisdiction to hear any disputes among the parties related to this Agreement.

14.	EXPENSES

The Company and the Investor will each bear their own legal and other expenses with respect to the transaction contemplated herein; except that, if the transaction is completed, the Company will pay legal and other fees and actual expenses incurred by the Investor, provided that such expenses shall not exceed US$40,000.

15.	PREPARATION OF FINANCIAL STATEMENTS

At the request of the Lead Investor the Company will prepare and provide the Investors with financial statements of the Company prepared according to Israeli GAAP. Said financial statements will be submitted to the Lead investor together with the financial statements of the company provided that the request by the Lead investor is given 30 days in advance.

16.	PUBLIC RELEASE

Without limiting the generality of the parties’ Non-Disclosure obligations and subject to any duty imposed by any applicable law, the parties agree to coordinate among themselves any release or report to the public and/or to any authority of information relating to the transaction hereof.

17.	NOTICES

17.1.

All notices and other communications required or permitted hereunder to be given to a party to this Agreement shall be in writing and shall be telecopied or mailed by registered or certified mail, postage prepaid, or otherwise delivered by hand or by messenger, addressed to such party’s address as set forth below:

		If to the Investors:	to such address and by facsimile as set forth in Schedule A.

		If to the Company:	NUR Macroprinters Ltd.
Attn: David Amir, CEO
P.O. Box 1281
12 Abba Hillel Silver Street
Lod 71111
Israel
			Facsimile:	+972-8-9218918

or such other address with respect to a party as such party shall notify each other party in writing as above provided.

17.2.

Any notice sent in accordance with this Section 17 shall be effective (i) if mailed, five (5) business days after mailing, (ii) if sent by messenger, upon delivery, and (iii) if send via telecopier, upon transmission and telephonic confirmation of receipt.

18.	ENTIRE AGREEMENT; AMENDMENT AND WAIVER

This Agreement and the Schedules hereto constitute the full and entire understanding and agreement between the parties with regard to the subject matters hereof and thereof. All prior representations, understandings and agreements among the parties are void and of no further effect. Any term of this Agreement may be amended, waived, or discharged, either prospectively or retroactively, and either generally or in a particular instance, by written consent of Company and Lead Investor, other than the Registration Rights Agreement, which may only be amended as set forth therein.

[SIGNATURE PAGE]

IN WITNESS WHEREOF, the parties have signed this Agreement as of the date first written hereinabove.

NUR Macroprinters Ltd.		Inspire Investments Ltd.

By:		By:

Name:	David Amir	Name:	Aviram Wertheim
Title:	President and CEO	Title:	Chairman of the Board

By:		By:

Name:	David Seligman	Name:	Ben Zion Israel
Title:	Chief Financial Officer	Title:	Chief financial Officer

Exhibit C

Amendment to Share Purchase Agreement

AMENDMENT NO. 1 TO SHARE PURCHASE AGREEMENT

This Amendment No. 1 dated as of March 21, 2005 (this “Amendment”) is to the Share Purchase Agreement (the “Purchase Agreement”) made on December 29, 2004 by and among NUR Macroprinters Ltd., a company registered under the laws of the State of Israel (the “Company”) and Inspire Investments Ltd. (the “Lead Investor”) together with any subsidiary or any other entity controlled, controlling or under common control therewith listed in Schedule A of the Purchase Agreement (each, the “Investor” and collectively, the “Investors”).

WHEREAS,	the parties to the Purchase Agreement desire to make amendments to the Purchase Agreement, all as outlined in this Amendment.

NOW, THEREFORE, the parties agree as follows:

1.	GRANT OF WARRANTS

	1.1.	Section 2.1 of the Purchase Agreement shall be replaced in its entirety by the following:

“2.1.

At the Closing, the Company shall issue to the Investors warrants to be allocated between them as set forth in Schedule A (the “Warrants”) exercisable into fifteen million three hundred eighty four thousand six hundred fifteen (15,384,615) newly issued Ordinary Shares (the “Warrant Shares”) for an exercise price of seventy-five cents ($0.75) per Warrant Share (the “Exercise Price”).The Exercise Price per Warrant Share will be reduced to fifty-five cents ($0.55) if the Ordinary Shares cease to be quoted on the Nasdaq SmallCap Market within six (6) months from the Closing, unless such delisting would occur due to a technical mistake and it would be reversed within two (2) trading days thereafter. If the Ordinary Shares cease to be quoted on the Nasdaq SmallCap Market within six (6) months from the Closing for any reason other than a technical mistake and the delisting is reversed within two (2) trading days thereafter (the “Reverse Date”), the Exercise Price will remain seventy-five cents ($0.75), provided that the Ordinary Shares will be quoted on the Nasdaq SmallCap Market for at least six (6) months from the Reverse Date.

Upon issuance, the Warrant Shares shall (i) be free and clear of any lien, encumbrance debt, or any other third party right whatsoever, and (ii) have the same rights attached to the other Ordinary Shares of the Company as of the date of issuance. A form of the Warrants to be issued to the Investors is attached hereto as Schedule 4.2.1(d).

Notwithstanding the above, in the event that the Company does not enter into the Debt Restructuring Agreement on or before the Closing and the Investors waive the requirement for the Debt Restructuring Agreement under Sections 3.2.1(e) and 9 below and agree, at their sole discretion, to continue with the Closing, then instead of the issuance of warrants under the preceding paragraph, the Company will issue to the Investors warrants to be allocated between them as set forth in Schedule A exercisable into four million two hundred thousand (4,200,000) Warrant Shares exercisable upon the payment of the Exercise Price. For avoidance of doubt, the foregoing shall not impose any obligation on the Investors to effect the Closing in the absence of a Debt Restructuring Agreement.”

	1.2.	Section 2.3 of the Purchase Agreement shall be replaced in its entirety by the following:

“2.3.

The Warrants may be exercised by the holders thereof in whole or in part, against payment of the applicable Exercise Price per Warrant Share, at any time, from time to time, from the Closing and until the fifth (5th) anniversary of the Closing (the “Exercise Period”). All unexercised Warrants shall expire immediately after the end of the Exercise Period.”

2.	NO SHOP. Section 12 of the Purchase Agreement shall be replaced in its entirety by the following:

“12.

During a period ending on the earlier of: (i) May 1, 2005 or (ii) forty-eight (48) hours following the date of approval of the audited financial statements of the Company for the year ended December 31, 2004, the Company, or any person acting on its behalf (a) shall not solicit, negotiate and/or accept any financing or investment offers by other parties without the written consent of the Investor, and (b) shall not declare or make any distribution to shareholders or enter into any new transaction with any “Interested Party”, as defined in the Israeli Securities Act, 1968.”.

3.

PUBLIC RELEASE. Without limiting the generality of the parties’ Non-Disclosure obligations under the Purchase Agreement and subject to any duty imposed by any applicable law, the parties agree to coordinate among themselves any release or report to the public and/or to any authority of information relating to the transaction hereof.

4.

NO OTHER CHANGE. Except as expressly amended hereby, the terms and conditions of the Purchase Agreement shall remain in full force and effect. In the event of any inconsistency between the terms and conditions of this Amendment and the terms and conditions of the Purchase Agreement, the terms and conditions of the Amendment shall prevail.

5.	MISCELLANEOUS

5.1.

Governing Law; Jurisdiction. This Amendment and the transaction contemplated hereunder shall be governed by and construed in accordance with the laws of the State of Israel, without giving effect to rules respecting conflict of law that would cause the laws of any jurisdiction other than the State of Israel to be applied. The competent courts of Tel Aviv-Jaffa shall have sole and exclusive jurisdiction to hear any disputes among the parties related to this Agreement.

5.2.

Counterparts. This Amendment may be executed in two or more counterparts, including by facsimile, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

	5.3.	Titles and Subtitles. The titles and subtitles used in this Amendment are used for convenience only and are not to be considered in construing or interpreting this Amendment.

5.4.

Severability. If one or more provisions of this Amendment are held to be unenforceable under applicable law, such provision shall be excluded from this Amendment and the balance of the Amendment shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

5.5.

Entire Agreement. This Amendment and the Purchase Agreement, as amended hereby, constitute the entire agreement among the parties and supersedes any and all prior agreements, understandings, promises and representations made by all or some of the parties (or by either party to the other), written or oral, concerning the subject matter hereof and the terms applicable hereto.

IN WITNESS WHEREOF, the parties have signed this Amendment as of the date first written hereinabove.

NUR Macroprinters Ltd.		Inspire Investments Ltd.

By:		By:

Name:	David Amir	Name:	Ben Zion Israel
Title:	President and CEO	Title:	Chief financial Officer

By:		By:

Name:	David Seligman	Name:	Ehud Sarig
Title:	Chief Financial Officer	Title:	Director

Exhibit D

Debt Restructuring Agreement

Term Sheet

Current Debt of NUR Macroprinters Ltd:

As of March 21, 2005, the outstanding credit facilities of NUR Macroprinters, Ltd. (the “Company”) to each of Bank Hapoalim B.M. (“BNHP”), Bank Leumi Le-Israel B.M. (“BLL”) and Israel Discount Bank Ltd. (“Discount”) is as set forth in the summary of terms for the restructuring of the debt of the Company entered into between the Company and the Banks (the “Company Term Sheet”), a copy of which is attached to this Term Sheet.

Debt Restructuring:

Upon the closing of the contemplated transactions (the “Closing”), the Banks will restructure the outstanding credit facilities to the Banks by way of conversion of the Converted Amount (as such term is defined in the Company Term Sheet) into Ordinary Shares of the Company and a warrant to purchase Ordinary Shares of the Company, all as set forth in the Company Term Sheet.

Undertaking not to exercise the Warrant:

Notwithstanding the terms of the Warrant Subject to the Inspire Call Option as set forth in the Company Term Sheet, each of the Banks hereby undertakes not to exercise the Warrant Subject to the Inspire Call Option prior to the Inspire Call Expiration Date (as hereinafter defined).

Call Option:

Inspire shall have the right to purchase the Warrant Subject to the Inspire Call Option or any portion thereof, or up to thirteen million three hundred and thirty three thousand (13,333,000) Ordinary Shares purchasable under the Warrant Subject to the Inspire Call Option (or a portion thereof, provided that each such portion of the Warrant shall be exercisable into at least one million (1,000,000) Ordinary Shares at a time) from the Banks for a price of sixty-five cents ($0.65) per Ordinary Share purchasable by the exercise of the Warrant (the “Inspire Call Option”).  The Inspire Call Option shall be exercisable at any time and from time to time following the Closing Date and until the earlier of: (i) the sixty (60) month anniversary of the Closing Date, or (ii) thirty (30) days following the first occurrence of a Triggering Event (collectively, the “Inspire Call Expiration Date) at which time the Warrant shall automatically be converted into Ordinary Shares.

Any exercise of the Inspire Call Option shall be effected pro between BNHP, BLL and Discount.

Triggering Event shall mean:(i) the consummation of a Liquidation; or (ii) the consummation of a Deemed Liquidation.

Liquidation shall mean: (i) a bankruptcy, insolvency or reorganization proceeding under any bankruptcy or insolvency or similar law, whether voluntary or involuntary, which is properly commenced by or against the Company, which proceedings are not lifted or stayed within ninety (90) days thereafter; (ii) a receiver or liquidator is appointed to all, or substantially all, of the Company’s assets which appointment is not lifted or stayed within ninety  (90) days thereafter; or (iii) the Company enters into a stay of proceedings pursuant to Section 350 of the Companies Law, 5759 – 1999 which proceedings are not lifted within ninety (90) days (unless such period of time prejudices the rights of the Banks in which case the time period shall not apply).

Deemed Liquidation shall mean any of the following: (i) the sale, or other disposal of all, or substantially all, of the assets and business activity of the Company; (ii) the consummation of a sale of the Company’s securities by Inspire Investments Ltd. and/or  any person or entity to whom Inspire Investments Ltd. has transferred securities of the Company Issued to it under the agreement with the Company dated December 29, 2004 as amended (Inspire Investments Ltd. together with all such transferees are hereinabove and hereinafter referred to as Inspire), or a series of sales of the Company’s securities by Inspire, so that following such sale or series of sales of securities, Inspire holds less than 50% of the shares and warrants issued to it under the said agreement. and; (iii) in the event that the Company declares a dividend that equals to 50% or more of its  profits for the four calendar quarters ending prior to the calendar quarter during which the Company has declared the dividend payment at any time following the Closing date prior to the expiration of the Company Call Option.

Veto Rights of the Banks on the Sale of Shares by Inspire:

Inspire shall have the right to sell a portion of the Ordinary Shares and the warrants issued to it by the Company under the share purchase agreement entered into by Inspire and the Company on December 29, 2004, as amended, to any person or entity (the Transferee) provided that Inspire maintains at least 51% of the Ordinary Shares and the warrants issued to it as aforesaid. For purposes of this Term Sheet each of the Transferees will be deemed as part of the Inspire group with Inspire acting as the representative of the parties for these purposes and all such Transferees together with Inspire are hereinafter referred to as Inspire. Subject to the aforesaid, commencing as of the Closing Date and until the first anniversary of the Closing Date, each of the Banks shall have a veto right with respect to any sale of the Ordinary Shares by Inspire to any third party  for a price per share that is less than sixty-five cents ($0.65).

Co-Sale:

Before Inspire may sell more than 30% of the shares issued to it by the Company under the agreement dated on December 29, 2004, as amended, it will give each of the Banks an opportunity to participate in such sale on a basis proportionate to the number of shares held by the seller and those held by the Banks exercising their right of Co-Sale.

Bring along:

In the event that Inspire wishes to sell to a third party shares constituting more than 50% of the shares issued to it by the Company under the agreement dated December 29, 2004, as amended and at a price per share of $1.10 or greater, Inspire shall have the right to demand that each of the Banks participates in such sale on the same terms and conditions. If so requested by Inspire, each of the Banks will sell shares on a basis proportionate to the number of shares held by Inspire and these held by the Banks participating in such sale.

Assignment, Sale and/or Transfer of the Banks’ Warrant:

Each Bank may, at any time and without the approval of the Company or the other Banks, but subject to the right of first refusal of Inspire as set forth below, assign, sell or transfer, the Warrant (or any portion thereof) in a private transaction to any third party, provided that following such transaction the Warrant and the transferee shall continue to remain subject to the Inspire Call Option and to the undertaking not to exercise the Warrant subject to the Inspire call option prior to the Inspire Call Expiration Date  and further provided that all other undertakings and obligations of the Banks under this Term Sheet remain valid and in full force.

Prior to any assignment, sale or transfer of the Warrant (or any portion thereof) by any of the Banks to a third party (the “Warrant Transfer”), such Bank shall provide Inspire with a notice detailing the Warrant Transfer and the terms of the Warrant Transfer (the “Warrant Transfer Notice”).  Within twenty one (21) days of the provision of the Warrant Transfer Notice by the Bank, Inspire shall notify such Bank in writing of its intention to purchase up to thirteen million three hundred and thirty three thousand Ordinary Shares purchasable under the Warrant (or portion thereof) on terms that are identical to the proposed terms of the Warrant Transfer as detailed in the Warrant Transfer Notice (the “Inspire Notification”). In the event that in the Inspire Notification, Inspire stated that it intends to exercise its right to purchase the Warrant, Inspire shall provide to such Bank all of the funds for the purchase of the Warrant within twenty one (21) days of the delivery of the Inspire Notification.  In the event that Inspire did not: (i) deliver the Inspire Notification to the Bank within twenty one (21) days from the provision of the Warrant Transfer Notice specifically stating its intention to purchase the Warrant from the Bank, or (ii) transfer the required funds for the purchase of the Warrant within twenty one (21) days of the delivery of the Inspire Notification, then notwithstanding the above, the Bank shall immediately have the right to consummate the assignment, sale or transfer of the Warrant to the third party on the same terms and conditions as were provided for in the Warrant Transfer Notice.

Subject to any duty or obligation imposed by any law or regulation applicable to the parties hereto, this term  sheet is strictly confidential and the terms set forth herein are not to be divulged  or transferred to any person or entity other than the Company, the Banks or Inspire.

General:	Unless otherwise required by the context, terms used in this Term Sheet and in the Company Term Sheet shall have the meaning ascribed to them in the Company Term Sheet.

Conditions to Closing:

Closing of the transactions contemplated hereunder shall be subject to the completion of all of the closing conditions as set forth in the Company Term Sheet and to the closing of the transactions and agreements contemplated thereby.  In the event that all of the closing conditions set forth in the Company Term Sheet and the closing of all of the transactions and agreements contemplated thereby are not completed, to the satisfaction of the Banks, by the earlier of: (i) two weeks following the date of the publication of the Company’s financial statements for the year ended December 31, 2004, and (ii) June 15, 2005, this Term Sheet and the obligations contemplated hereunder shall be null and void.

Inspire Investments Ltd.	Bank Hapoalim B.M.

Name:	Name:

Title:	Title:

Name:

Title:

Bank Leumi Le-Israel B.M	Israel Discount Bank Ltd.

Name:	Name:

Title:	Title:

Name:	Name:

Title:	Title:

Exhibit E

Voting Trust Agreement

VOTING TRUST AGREEMENT

     This Voting Trust Agreement made as of March 7, 2005, among Dan Purjes (“Beneficiary”), NUR Macroprinters Ltd. (“NUR”) and New York Private Bank & Trust Company (the “Trustee”).

WHEREAS,     NUR and Beneficiary entered into a certain Voting Agreement dated as of January 23, 2005, a copy of which is attached hereto as Exhibit A (the “Original Agreement”) which governs the voting power of securities issued by NUR which are beneficially owned by Beneficiary; and

WHEREAS,     Beneficiary and NUR believe that it is in the best interest of the parties to provide the Trustee with the power to direct the voting of the Subject Securities (as defined below) pursuant to the parameters set forth in this Agreement, which shall supersede in all respects the Original Agreement and all schedules and exhibits attached thereto; and

WHEREAS,     Beneficiary desires to deposit all ordinary shares of NUR and all securities issued by, convertible into or exercisable for securities issued or issuable by the NUR whether directly or indirectly beneficially owned by Beneficiary or any member of his immediate family or any company or entity controlled by Beneficiary or any member of his immediate family or any affiliate of Beneficiary or any member of his immediate family as detailed in Schedule I attached hereto or as acquired since the date hereof with the Trustee, to promote the parties mutual interest (the “Voting Trust”); and

WHEREAS,     in consideration for Beneficiary’s agreement to enter into this Agreement, NUR will, subject to its shareholders’ approval, grant to Beneficiary a five-year warrant to purchase 3,000,000 ordinary shares of NUR (the “Warrant Shares”) at an exercise price per share of $0.75 (the “Warrant”); and

WHEREAS,     the Trustee has consented to act under this Agreement for the purposes herein provided.

     NOW, THEREFORE, in consideration of the foregoing premises and of the mutual covenants and agreements contained in this Agreement, the parties hereto, intending to be legally bound, agree as follows:

     1.        GRANT OF NEW WARRANTS; REGISTRATION RIGHTS

                    1.1.     In consideration for Beneficiary’s agreement to enter into this Agreement and to place the Subject Securities (as defined below) in the Voting Trust, NUR will grant to Beneficiary the Warrant in the form attached hereto as Exhibit B, subject to the approval of NUR’s shareholders as provided in Section 15 below. The Warrant and any ordinary shares issued upon exercise of the Warrant in whole or in part, shall be considered Subject Securities and therefore subject to and part of the Voting Trust.

                    1.2.     Beneficiary represents and warrants to NUR in connection with the grant of the Warrant that: (i) he is an “accredited investor”, as that term is defined in Rule 501 of Regulation D under Securities Act of 1933, as amended (the “Securities Act”) and has such business and financial experience as is required to protect its own interests in connection with the grant of the Warrant; and (ii) he understands, acknowledges and agrees that neither the Warrant nor the Warrant Shares have been registered under the Securities Act and may not be offered or sold in the United States or to U.S. persons unless such shares are registered under the Securities Act and applicable state securities laws, or an exemption from the registration requirements of the Securities Act and such state securities laws is available.

               1.3.     Subject to the approval of this Agreement by NUR’s shareholders as provided in Section 15 below, Beneficiary shall be granted with unlimited piggyback registration rights on registrations by NUR (other than Form S-8, S-4 or any equivalent or successor form), with respect to the Warrants and the Warrant Shares, subject only to underwriters’ cutbacks, which will be on a pro-rata basis among NUR’s shareholders whose shares are being registered, as detailed in the Registration Rights Agreement in the form attached hereto as Exhibit C (the “Registration Rights Agreement”).

     2.        VOTING TRUST AGREEMENT. A duplicate of this Agreement, and of any amendment or extension hereof, shall be filed with the secretary of NUR and shall be open to inspection by any shareholder of NUR and by Beneficiary, upon the same terms as the record of shareholders of NUR is open to inspection. All voting trust certificates (hereinafter called “Certificates” or “Voting Trust Certificates”) issued as hereinafter provided shall be issued, received and held subject to all the terms of this Agreement.

     3.        REPRESENTATIONS AND WARRANTIES

               3.1.     The Trustee hereby represents and warrants that it is not affiliated, directly or indirectly, with NUR or Beneficiary or any company or entity that is controlling, controlled or under common control with Beneficiary or NUR. It is agreed that the entity to be approved as Trustee and any successor, assign or replacement will be subject to approval by The Nasdaq Stock Market, Inc. (hereinafter, “Nasdaq”).

               3.2.     Beneficiary represents and warrants to NUR that Schedule I details all of NUR’s ordinary shares and all securities issued by, convertible into or exchangeable or exercisable for securities issued or issuable by the NUR whether directly or indirectly beneficially owned by Beneficiary or any member of his immediate family or any company or entity controlled by Beneficiary or any member of his immediate family or any affiliate of Beneficiary or any member of his immediate family. For purposes of this Agreement, the term “immediate family” shall mean any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships.

               3.3.     Beneficiary represents and confirms that he has the full power, corporate and otherwise, to agree to the terms set forth in this Agreement, including but not limited to his agreement to contribute or cause to be contributed all Subject Securities, whether directly or indirectly beneficially owned by Beneficiary or any of his immediate family members or any company or entity controlled by Beneficiary or any member of his immediate family, or any affiliate of Beneficiary or any member of his immediate family.

     4.        CONTRIBUTION OF SUBJECT SECURITIES TO THE TRUSTEE

               4.1.     Beneficiary, upon execution of this Agreement, hereby agrees to assign and transfer or cause to be assigned and transferred to the Trustee and to deposit or caused to be deposited with the Trustee all the certificates for all ordinary shares of NUR and all securities issued by, convertible into or exercisable for securities issued or issuable by the NUR whether directly or indirectly beneficially owned by Beneficiary or any member of his immediate family or any company or entity controlled by Beneficiary or any member of his immediate family or any affiliate of Beneficiary or any member of his immediate family (collectively, the “Purjes Group”) as detailed in Schedule I attached hereto, and hereby agrees to assign and transfer or cause to be assigned or transferred such securities and to deposit or cause to be deposited acquired by Beneficiary or any member of the Purjes Group since the date hereof (collectively, the “Subject Securities”) detailed in Schedule I, including the Warrant and Warrant Shares issued upon exercise of the Warrant in whole or in part, for the purpose of vesting in the Trustee the right to vote such Subject Securities under the terms and subject to the conditions and for the period set forth in this Agreement. Beneficiary may exercise any securities convertible into or exercisable for ordinary shares issuable by NUR pursuant to their respective terms (the “Convertible Securities”), by giving the Trustee a written instruction indicating the number of Convertible Securities to be exercised and other required details as may be reasonably required by the Trustee, and transfer to the Trustee the exercise price therefor. The Trustee will effect the exercise of the Convertible Securities requested by Beneficiary and any and all ordinary shares to be issued upon such exchange, conversion or exercise will be deposited with the Trustee pursuant to the terms of this Agreement and such ordinary shares will be deemed to be Subject Securities. All certificates for the Subject Securities transferred by Beneficiary to the Trustee shall be endorsed, or accompanied by such instruments of transfer, as to enable the Trustee to cause such certificates to be registered in the name of the Trustee, as hereinafter provided. On receipt by the Trustee of the certificates for any of the Subject Securities and the transfer of them into the name of the Trustee, the Trustee shall hold such Subject Securities in trust for Beneficiary and shall thereupon issue and deliver to Beneficiary a Voting Trust Certificate representing the Subject Securities so deposited.

               4.2.     All certificates for Subject Securities transferred and delivered to the Trustee pursuant to this Agreement shall be surrendered by the Trustee to NUR and cancelled, and new certificates therefor shall be issued to and held by the Trustee in the name of the Trustee named herein as “Voting Trustee”.

     5.        VOTING TRUST CERTIFICATES. The Trustee shall maintain a Certificate register which will identify Beneficiary as owner of Certificates issued under this Agreement and the number of Subject Securities represented by each Certificate. The Certificates shall be in the form attached hereto as Exhibit D. Beneficiary shall retain the entire economic and beneficial ownership rights in all of the Subject Securities held in Voting Trust.

     6.        TRANSFER OF CERTIFICATES

                6.1.     The Certificates, if and to the extent transferable under this Agreement and applicable securities law, shall be transferable at the principal office of the Trustee, on the books of the Trustee, by Beneficiary, upon surrender thereof as set forth below. If a transfer of Certificates is so permitted, Beneficiary shall notify the Trustee of the details of such transfer, including required details regarding the transferee and number of Certificates being transferred, and shall surrender to the Trustee the Certificate or Certificates being transferred, properly endorsed for transfer. The Trustee, upon receipt of such notice and Certificate(s), shall transfer the Certificate(s) on the Certificate registry and issue a new Certificate to the transferee (or cause NUR to issue new certificates directly in the name of the transferee if permitted pursuant to Section 7 below). Until so transferred, the Trustee may treat Beneficiary as the owner of each Certificate for all purposes, notwithstanding any notice to the contrary. As a condition to making any transfer or delivery of Certificates, the Trustee may require compliance by the transferee with any applicable law in connection therewith. The Trustee shall not be required to recognize any transfer of a Certificate not made in accordance with the provisions hereof.

               6.2.     If a Certificate is lost, stolen, mutilated or destroyed, Beneficiary thereof shall notify the Trustee promptly and the Trustee shall issue to Beneficiary a duplicate of such Certificate upon receipt of: (1) evidence of such fact satisfactory to the Trustee; (2) indemnity satisfactory to the Trustee against loss or liability that might arise due to the issuance of such new Certificate; (3) the existing Certificate, if mutilated; and (4) the reasonable fees and expenses of the Trustee in connection with the issuance of a new Certificate.

               6.3.     The provisions of this Section 6 will apply, mutatis mutandis, to all Certificates transferred to any transferee under the terms of this Agreement.

     7.       LIMITATION ON TRANSFER; RELEASE FROM VOTING TRUST

               7.1.     From the date hereof and until the expiration or termination of this Agreement, Beneficiary may not transfer, sell, assign or give through any private transaction, sale, gift or other agreement regarding any sale or transfer of securities subject to the Voting Trust (collectively, the “Transfer”), unless permitted under this Section 7.

               7.2.     Notwithstanding anything to the contrary contained herein, Beneficiary may:

                          7.2.1.   (a) Transfer Certificates to ancestors, siblings, descendants, immediate family members or to trusts for the benefit of such persons or for the benefit of Beneficiary or an entity controlled by Beneficiary, provided, that such transferee will unconditionally and irrevocably agree in writing to be bound by and become a party to this Agreement.

                                      (b)  Pledge, hypothecate, create a security interest in or lien on, or commit to do any of the foregoing with respect to the Subject Securities, to the extent such pledgee, lien or security interest holder is/are not affiliated, directly or indirectly, with Beneficiary (and the same shall be reasonably acknowledged to the Trustee by such person or entity in writing) and provided further that such pledgee, lien or security interest holder unconditionally and irrevocably agrees in writing to be bound by and become a party to this Agreement.

                          7.2.2.   Instruct the Trustee, subject to pre-approval by Nasdaq, to effect a Transfer of  Subject Securities to a transferee or transferees, to the extent such transferee(s) is/are not affiliated, directly or indirectly, with Beneficiary (and the same shall be reasonably acknowledged to NUR by such person or entity in writing).

                          7.2.3.   Instruct the Trustee to release from Voting Trust any number of Subject Securities to allow Beneficiary to effect one or more open market sales and upon such sale the securities so sold will no longer be subject to the Voting Trust or this Agreement. For the purposes of this Agreement and the Voting Trust, “open market sales” shall mean (i) exchange or sale of Subject Securities in a merger, consolidation or acquisition of NUR with, into or by another person or entity, (ii) sales or exchange of Subject Securities based on any tender offer made by an acquirer/ purchaser to security holders of NUR, (iii) repurchase of Subject Securities by NUR, (iv) any public sale of Subject Securities in a secondary offering or otherwise, (v) any sale or exchange of Subject Securities pursuant to an offer made by a person or entity generally to security holders of NUR, or (vi) any open market sale of Subject Securities through a broker-dealer or market maker. For purposes of sub-clause (vi) in the definition of open market sales as such term is defined in this Section 7.2.3, “open market sale of Subject Securities through a broker-dealer or market maker” shall mean where the purchaser of such Subject Securities is not required to give customary representations and warranties regarding his intention to buy the securities for his own account and not for resell, as required by applicable securities laws.

                                      In connection with the sale and/or exchange of Subject Securities noted above, Beneficiary hereby represents, warrants and covenants that the Subject Securities will not be sold or exchanged pursuant to sub-clauses (i), (ii), (iv), (v) and (vi) of the definition of “open market sales” set forth in this Section 7.2.3, to a purchaser who is an immediate family member or a direct or indirect affiliate of Beneficiary or any entity or company that is controlling, controlled or under common control with Beneficiary.

               7.3.        The following provisions will apply to any intended Transfer under Section 7.2.2 above:

                          7.3.1.   If the Transfer occurs during the period ending on the earlier of (a) twelve (12) months following the date hereof or (b) immediately following the general or special meeting of NUR’s shareholders which would be convened for electing directors appointed or recommended by a new investor to the Company’s board of directors (the “Restricted Period”), then it will be made through a Transfer of Certificates pursuant to the terms of Section 6 above and the Subject Securities underlying the Certificates so transferred shall not be released from the Voting Trust. Any such Transfer will be subject to the transferee’s unconditional and irrevocable agreement in writing to be bound by and become a party to this Agreement. Promptly following the expiration of the Restricted Period the Trustee shall release and transfer the number of Subject Securities represented by the transferee’s Certificate so that new certificates therefor shall be issued in the name of the transferee; provided, however, that the transferee surrenders the Certificate or Certificates representing the Subject Securities being released, following which the Voting Trust with respect to such securities will terminate.

                          7.3.2.   If the Transfer occurs following the Restricted Period, then the Trustee shall release and transfer the number of Subject Securities represented by the Certificate surrendered by Beneficiary and concurrently with such transfer the Voting Trust with respect to such securities will terminate.

               7.4.     Upon release of any Subject Security from the Voting Trust under the terms of this Section 7, the Trustee shall remove the corresponding Certificates from the Certificate registry and transfer the Subject Securities to the transferee so that new certificates therefor shall be issued in the name of the transferee, following which the Voting Trust with respect to such Subject Securities will terminate.

               7.5.     In the event any action under this Agreement requires the approval or notification of Nasdaq, the Trustee shall contact in writing, transmitted in any means permitted by Section 19, the contact person indicated in Section 19 with respect to Nasdaq.

     8.        SUBSCRIPTION RIGHTS. In case any stock or other securities of NUR are offered for subscription to the holders of capital stock of NUR deposited hereunder, through options, rights or otherwise, promptly upon receipt of notice of such offer, the Trustee shall mail a copy thereof to Beneficiary or any transferee of each Voting Trust Certificate (Beneficiary and the transferees will be collectively referred, as the “Holders”). Upon receipt by the Trustee, at least five (5) days prior to the last day fixed by NUR for subscription and payment, of a request from any Holder to subscribe on its behalf, accompanied by the sum of money required to pay for such capital stock or securities (not in excess of the amount subject to subscription in respect to the Subject Securities represented by the Voting Trust Certificate held by the Holder and entitled to participate in such offering), the Trustee shall make such subscription and payment on behalf of such Holder, and upon receiving from NUR the certificates for such ordinary shares or securities, shall issue to the Holder a Voting Trust Certificate in respect thereof and such securities shall be considered Subject Securities.

     9.        DIVIDENDS. Until the termination of this Agreement pursuant to the terms of Section 17, the Holders shall be entitled to receive from the Trustee payments equal to all dividends or other distributions in cash, securities or other property received by the Trustee upon the Subject Securities represented by such Voting Trust Certificate, except as expressly provided in this Section 9. If any dividend or other distribution in respect of the shares deposited with the Trustee is paid, in whole or in part, in securities of NUR (collectively, “Distribution Securities”), the Trustee shall likewise hold, subject to the terms of this Agreement, the certificates for such Distribution Securities which are received by the Trustee, and the Holder of each Certificate representing Subject Securities on which such dividend or distribution has been paid shall be entitled to receive a Voting Trust Certificate issued under this Agreement for the number of Distribution Securities so received with respect to the Subject Securities represented by such Voting Trust Certificate. The Holders entitled to receive the dividends on distribution described above shall be those registered as such on the transfer books of the Trustee at the close of business on the day fixed by NUR for the taking of a record to determine those holders of its ordinary shares entitled to receive such dividends. Any Distribution Securities shall be considered Subject Securities and therefore subject to the terms of this Agreement.

     10.        DISSOLUTION OF NUR. Except as otherwise provided in Section 17, in the event of the dissolution or liquidation of NUR, the Trustee shall receive the moneys, securities, rights or property to which the Holders are entitled, and shall timely distribute the same among them in proportion to their interests, as shown by the books of the Trustee, and upon such distribution, this Agreement shall terminate and all further obligations or liabilities of the Trustee in respect of such moneys, securities, rights or property so distributed shall cease and terminate.

     11.     RECAPITALIZATION OF NUR

               11.1.     Voting Trust Certificates issued and outstanding under this Agreement at the time of recapitalization of NUR may remain outstanding, or the Trustee shall have the discretion to substitute for such Certificates with new Certificates in appropriate form, and the terms “stock”, “ordinary shares, ““Subject Securities” and “share capital” as used herein shall be taken to include any stock or evidence of an interest which may be received by the Trustee in lieu of all or any part of the share capital of NUR.

               11.2.     In case any reduction or increase of the ordinary shares of NUR or reorganization affecting the ordinary shares shall have been duly authorized, the Trustee is hereby authorized to make such surrender of NUR’s securities held by the Trustee hereunder, pro rata on behalf of the Holders, as may be required under the terms pursuant to which such reduction, increase or reorganization is to be effected, and to receive and hold any and all ordinary shares or other securities of NUR issued in exchange for such surrendered securities. Following any such action, the Certificates issued and outstanding pursuant hereto shall be deemed to represent proportionately the number of ordinary shares or other securities resulting from such reduction, increase or reorganization.

     12.     RIGHTS OF THE TRUSTEE

               12.1.     The Trustee shall possess and have the exclusive right to exercise, in person or by nominees or proxies of the Trustee, all voting rights and powers in respect to all Subject Securities registered in the name of the Trustee hereunder, for any and every purpose, and to take part in or consent to any corporate or shareholders’ action of any kind whatsoever, as absolute owner of such Subject Securities. The Holders hereby assign to the Trustee all voting rights that it otherwise might have had arising out of the ownership of the Subject Securities, whether by operation of law or agreement. The Subject Securities shall be voted by the Trustee according to the votes cast by all other shares voted by all holders of securities issued by NUR which are entitled to vote.  NUR shall make appropriate arrangements with the Trustee to enable the Trustee to vote the Subject Securities pursuant to the previous sentence.

               12.2.     The Trustee shall not be responsible personally, individually or in its corporate capacity as Trustee with respect to any action taken pursuant to the vote of the Trustee so cast in any matter or act committed or omitted to be done under this Agreement, provided such commission or omission does not amount to gross negligence or willful misconduct on the part of the Trustee. In addition, NUR agrees to indemnify and hold the Trustee harmless from any and all liabilities resulting from actions taken pursuant to this Agreement, other than with respect to acts which constitute gross negligence or willful misconduct on the part of the Trustee.

     13.     TRUSTEES AND SUCCESSOR TRUSTEES

               13.1.     The Trustee may resign at any time by mailing to the Holders and NUR a written resignation, to take effect twenty-one (21) days thereafter or upon the prior acceptance thereof. Upon the death, incompetence, liquidation, dissolution or resignation of the Trustee, a successor Trustee that meets the requirements of Section 3.1 above will be appointed by Beneficiary.

               13.2.     The rights, powers, and privileges of the Trustee named hereunder shall be possessed by the successor Trustee(s), with the same effect as though each such successor had originally been a party to this Agreement.

     14.     INDEMNITY; LIMITATION OF LIABILITY.

               14.1.     NUR hereby agrees to indemnify and defend and hold harmless Beneficiary from and against any and all claims, demands and actions, and any liabilities, damages, or expenses resulting therefrom, including court costs and reasonable attorneys’ fees, arising or resulting from the Voting Trust or the Trustee voting any and all Subject Securities. Notwithstanding the above, NUR’s indemnification obligations under this Section 14.1 above will not apply to liabilities, damages, costs or expenses incurred or resulting from gross negligence or intentional or willful breach by Beneficiary of any  representations, warranties, covenants or agreements contained in this Agreement.

               14.2.     NUR hereby agrees and acknowledges that Beneficiary’s liability to NUR for any losses, costs, damages, liabilities, fees (including without limitation reasonable attorneys’ fees) and expenses (collectively, the “Damages”) awarded by a judgment and determination of damages by a court of competent jurisdiction by reason of or in connection with any claim, demand, action or cause of action alleging breach of, or default in connection with, any of the representations, warranties, covenants, undertakings or agreements of Beneficiary contained in this Agreement, including any exhibits or schedules attached hereto, is limited to the transfer or cancellation, as applicable, of the Warrant and/or the Warrant Shares or in the event that Beneficiary has transferred or sold the Warrants or the Warrants Shares, the higher of the consideration paid by a transferee for the Warrant or the Warrant Shares or the fair market value of those securities on the date of transfer (or portion of any of the foregoing), except for Damages incurred or resulting from gross negligence or intentional or willful breach by Beneficiary of any representations, warranties, covenants, undertakings or agreements contained in this Agreement.

     15.     SHAREHOLDER APPROVAL. NUR will seek the approval of its board of directors and shareholders for grant and issuance of the Warrant, execution and performance of this Agreement and the Registration Rights Agreement and the Original Agreement at the next succeeding meeting of the shareholders immediately following the execution of this Agreement, solicited by way of proxy or otherwise, but no later than April 27, 2005.

     16.     SUSPENSION OF THE ORIGINAL AGREEMENT

               16.1.     Upon execution of this Agreement, all terms of the Original Agreement, other than Section 1 of the Original Agreement and any reference to “New Warrants” or the “Registration Rights Agreement” in the Original Agreement, which will be deemed cancelled, null and void, (the provisions not canceled and nullified will be collectively referred hereinafter as the “Surviving Clauses”) will be deemed suspended and the terms of this Agreement shall supersede in all respects the Surviving Clauses until the expiration of the Voting Trust as detailed under Section 17 below. During the term of this Agreement neither NUR nor Beneficiary will be entitled to enforce or act upon any of their contractual rights under Surviving Clauses.

               16.2.     The provisions of this Section 16 shall be deemed to be an amendment and restatement of the Original Agreement insofar required for the cancellation of Section 1 of the Original Agreement and references to the issuance of “New Warrants” or the “Registration Rights Agreement” therein.

               16.3.     It is agreed that NUR’s shareholders approval for the issuance of the Warrant, execution and performance of this Agreement and the Registration Rights Agreement and the Original Agreement as provided under Section 15 above shall be deemed to be, to the extent that the Voting Trust terminates and succeeded by the Original Agreement pursuant to Sections 17.3, 17.4 and 17.5 below, the shareholders approval required under Section 7 of the Original Agreement.

               16.4.     For avoidance of doubt, the suspension of the Surviving Clauses will only affect the operation of the Original Agreement and the ability of the parties to act upon their contractual rights thereunder, but it will not suspend or affect in any way periods of time provided thereunder, including the Restricted Period as defined in the Section 5.1.2 of the Original Agreement.

     17.     TERM; TERMINATION

               17.1.     This Agreement shall continue in effect until the date being ten (10) years after the date hereof. At any time within two (2) years prior to the expiration of this Agreement one or more beneficiaries under this Agreement may, by written agreement and with the written consent of the Trustee, extend the duration of this Agreement with respect to their Subject Securities for an additional period not exceeding ten (10) years from the time of expiration as herein above provided, as originally fixed, or as last extended, as the case may be. In the event of such extension, the Trustee shall, prior to the time of expiration as hereinabove provided, as originally fixed, or as last extended, as the case may be, send notice of the extension to all beneficiaries and file with the secretary of NUR a copy of such extension agreement, and of the consent thereto, and thereupon the duration of this Agreement shall be extended for the period fixed by such extension agreement.

               17.2.     This Agreement and the Voting Trust and the Original Agreement will automatically terminate in the event NUR’s shareholders fail to approve the issuance of the Warrant on or before April 27,2005, and NUR shall have no obligation to issue and grant the Warrant or to enter into the Registration Rights Agreement.

               17.3.     The Voting Trust will automatically be converted into the Original Agreement as amended pursuant to Section 16, in the event that NUR is no longer listed on the Nasdaq National Market or SmallCap Market.

               17.4.     The Voting Trust will automatically be converted into the Original Agreement, as amended pursuant to Section 16, in the event of Beneficiary’s death, mental incapacity or otherwise being declared incompetent to manage his affairs by the courts of competent jurisdiction.

               17.5.     If at any time during the term of this Agreement Beneficiary’s beneficial ownership of NUR’s ordinary shares falls below five percent (5%) of NUR’s outstanding share capital, the Voting Trust will, subject to prior notice to Nasdaq, automatically be converted into the Original Agreement, as amended by Section 16. In the event that Beneficiary’s ownership rises back to five percent (5%) of NUR’s outstanding share capital or above, all Subject Securities, whether directly or indirectly beneficially owned by Beneficiary or any member of his immediate family or any company or entity controlled by Beneficiary or any member of his immediate family or any affiliate of Beneficiary or any member of his immediate family shall again be submitted to the Voting Trust.

     18.     SELECTION, COMPENSATION AND REIMBURSEMENT OF TRUSTEE.

               18.1.     Beneficiary shall have the right to nominate and select the Trustee, subject to approval by Nasdaq. NUR will pay the reasonable fees of the Trustee, subject to NUR’s approval of the entity selected as the Trustee and the proposed fees to be charged by the Trustee. In the event that NUR concludes that the fees to be charged by the entity chosen to serve as Trustee (or any successor or replacement entity) are not reasonable (either prior to the engagement of such entity as Trustee or as a result of any fee increase or renewal), NUR shall have the right to appoint the Trustee subject to Beneficiary’s and Nasdaq’s approval; provided, however, until a replacement trustee is approved by Beneficiary and Nasdaq the then existing Trustee shall continue to act as the Trustee.

               18.2.     In the event the Trustee chooses to resign or otherwise cannot continue to act as Trustee under this Agreement, Beneficiary shall have the right to nominate and select a replacement Trustee, subject to approval by Nasdaq. NUR will pay the reasonable fees of such replacement Trustee, subject to NUR’s approval of the entity selected as the Trustee and the proposed fees to be charged by such replacement Trustee. In the event that NUR concludes that the fees to be charged by the entity chosen to serve as the replacement Trustee (or any successor or replacement entity) are not reasonable (either prior to the engagement of such entity as Trustee or as a result of any fee increase or renewal), NUR shall have the right to appoint the replacement Trustee, subject to Beneficiary’s and Nasdaq’s approval of such replacement Trustee.

     19.     EXPENSES. NUR will reimburse Beneficiary for reasonable legal fees up to ten thousand United States dollars ($10,000) incurred solely in connection with and by reason of Beneficiary entering into the Voting Trust, subject to receipt of such documents and agreements related thereto as requested by NUR.

     20.     MISCELLANEOUS

               20.1.     Notices. All notices, advices and communications to be given or otherwise made to any party to this Agreement shall be deemed to be sufficient if contained in a written instrument delivered in person or by telecopier or duly sent by first class registered or certified mail, return receipt requested, postage prepaid, or by overnight courier, addressed to such party at the address set forth below or at such other address as may hereafter be designated in writing by the addressee to the addressee:

if to Beneficiary, to:
Dan Purjes
830 Third Avenue, 14th Floor
New York, NY 10022
United States
Facsimile: +1 212 581 5193
dan@rockwoodgroup.com

if to NUR, to:
NUR Macroprinters Ltd.
Attention: CEO; CFO
12 Abba Hillel Silver Street
P.O. Box 1281
Lod 71111
Israel
Facsimile: +972-8-9218918
e-mail address: cfo@nur.com

                            if to the Trustee, to:

New York Private Bank & Trust Company
Attention: William Fuhs, President & CEO
6 East 43rd Street
New York, NY 10017Phone: 212-850-4080
Facsimile: _________________
e-mail address: fuhsw@nypbt.com

if to Nasdaq, to:
The current listing qualification analyst assigned to NUR
Phone: 301-978-8008
Facsimile: _________________
e-mail address: _____________

                            or to such other address as the party to whom notice is to be given may have furnished to the other parties hereto in writing in accordance herewith. Any such notice or communication shall be deemed to have been delivered and received (i) in the case of personal delivery, delivery by facsimile, on the date of such delivery, (ii) in the case of nationally-recognized overnight courier, two (2) business day after the date when sent and (iii) in the case of mailing, on the fifth business day following that on which the piece of mail containing such communication is posted.  As used herein, “business day” shall mean any day other than a day on which banking institutions in the State of New York are legally closed for business.

               20.2.     Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto pertaining to the transactions contemplated hereby and embodies all terms binding upon the parties in respect thereof and supersedes all prior agreements, understandings and negotiations whether written or oral. Neither party hereto shall be liable or bound in any manner by prior or contemporaneous, express or implied, representation, warranty, statement, promise, covenant or agreement pertaining to said transactions made by, or on behalf of, either of them, unless same is expressly and specifically set forth or referred to herein.  This Agreement shall supersede in all respects the Original Agreement and that certain letter agreement between Beneficiary and NUR dated January 27, 2005.

               20.3.     Amendments, Waivers, Discharge and Consents. No amendment, change or modification of this Agreement or any of the provisions, terms or conditions hereof, no waiver of a right, remedy, privilege or power, or discharge of an obligation or liability, conferred upon, vested in, or imposed on either party under, or pursuant to, this Agreement, and no consent to any act or omission pertaining hereto, shall come into operation and be effective, unless duly embodied in a written instrument signed by, or on behalf of, the party against whom such amendment, change, modification, waiver, discharge or consent is asserted or sought. No failure to exercise, and no delay in exercising, any right, remedy, privilege or power under or pursuant to this Agreement shall operate as a waiver thereof; nor shall any single or partial exercise of any such right, remedy, privilege or power preclude any other or further exercise thereof or the exercise of any other right, remedy, privilege or power; nor shall a waiver in any one instance be deemed or construed as a waiver in any other, past or future, instance.

               20.4.     Further Assurances.  The parties to this Agreement shall do and perform, or cause to be done or performed, all such further acts and things, and shall execute and deliver all such other instruments and documents, as the other party hereto may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

               20.5.     Governing Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with the laws of the State of New York without giving effect to the principles of conflicts of laws, and any original suit, action or other legal proceeding by either party hereto against the other party are hereby submitted to the sole and exclusive jurisdiction of the competent court sitting in the County of New York, State of New York.

               20.6.     Execution in Counterparts. This Agreement may be executed in two or more counterparts, including, without limitation, by facsimile signature, each of which shall be deemed to be an original and each of which together shall be deemed to be one and the same instrument.

     In Witness Whereof, the parties have executed this Agreement as of the date first above written.

NUR Macroprinters Ltd.		New York Private Bank & Trust Company

By:		By

Name:	David Amir	Name:

Title:	President and CEO	Title:

By:

Name:	David Seligman
Title:	CFO

Dan Purjes

Schedule I

Subject Securities

Name	Record Shares (1)	Beneficial Shares Owned (1)	Existing Warrants (2)	Total

Dan Purjes	--	--	30,000	30,000
Dan and Edna Purjes	5,806,011	1,028,300	331,731	7,168,042
X Securities Ltd.	--	--	132,273	132,273
Y Securities Management, Ltd.	80,645	133,850	14,423	228,918
First Purjes Descendants L.P.	80,645	15,000	14,423	110,068
Second Purjes Descendants L.P.	80,645	15,000	14,423	110,068
Purjes Foundation	80,645	--	14,423	95,068

Total	6,128,591	1,192,150	551,696	7,872,437

(1)	Ordinary shares, NIS 1.0 nominal value per share, of NUR
(2)	Warrants to purchase ordinary shares, NIS 1.0 nominal value per share, of NUR